2/19.

09045422

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Santos Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAR 02 2009

THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 00034 FISCAL YEAR 12-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 2/25/08

082-00034

ARIS
12-31-08

SANTOS LTD

Appendix 4E

Preliminary Final Report under ASX Listing Rule 4.3A

For the period ended 31 December 2008

ABN	Previous corresponding period
80 007 550 923	31 December 2007

Results for announcement to the market

				$A million
Revenue	Up	11.4%	to	2,805.0
Underlying profit after tax	Up	41.6%	to	571.6
Profit after tax attributable to members	Up	359.3%	to	1,650.1
Net profit for the period attributable to members	Up	359.3%	to	1,650.1

Dividends	Amount per security	Franked amount per security at 30% tax
Interim Dividends		
Ordinary securities	22.0c	22.0c
Preference securities	$3.3365	$3.3365
Final Dividends		
Ordinary securities	20.0c	20.0c
Preference securities	$2.9989	$2.9989
Record date for determining entitlements to the dividends:	3 March 2009	

This report is based on financial statements which have been audited.

The 2008 Consolidated Financial Report, Commentary on Results and Media Release dated 19 February 2009 form part of and should be read in conjunction with this Preliminary Final Report (Appendix 4E).

Santos Ltd

Financial Commentary to Appendix 4E

The following comments should be read in conjunction with the Consolidated Financial Report for the Year ended 31 December 2008

1. Consolidated Income Statement

Net Profit for the period ($1,650.1 million, up by $1,290.8 million +359.3%)

Net profit after income tax increased by $1,290.8 million to $1,650.1 million.

Earnings per share for 2008 increased by 394.4% to 272.9 cents.

Underlying Profit after tax for the period ($571.6 million, up by $167.8 million +41.6%)

The reconciliation of underlying profit after tax is as follows:

	2008 $million	2007 $million
Net profit after tax	1,650.1	359.3
Net gain on sale of 40% interest in Fairview and Roma assets to PETRONAS	(1,188.2)	-
Capital losses not previously brought to account	(27.9)	-
Impairment of oil and gas assets	105.7	
Insurance recoveries	(32.8)	-
Remediation and related costs of the Moonie to Brisbane pipeline incidents	22.1	20.0
Change in fair value of embedded derivatives	0.0	0.1
Gain on sale of available-for-sale investments	(0.2)	(33.4)
Net gain on redetermination of unitised Bayu-Undan field	-	(32.8)
Increase in provision for potential remediation and related costs related to the Sidoarjo mudflow incident	-	8.0
Net loss on sale of discontinued operations	-	67.7
Underlying profit after tax	571.6	403.8

An analysis of the change in net profit after tax and underlying profit after tax is set out later in this report.

Dividends

During the year Santos Ltd paid fully franked dividends of $248.3 million on ordinary shares and $38.0 million on redeemable convertible preference shares for a total of $286.3 million (2007: $268.6 million).

The Directors have declared a final dividend for 2008 of 20 cents per ordinary share, fully franked (2007: 20 cents, fully franked) and a preferential, non cumulative fully franked dividend of $2.3909 per redeemable convertible preference share, payable on 31 March 2009.

Product Sales ($2,761.8 million, up by $273.3 million +11.0%)

The increased revenue reflects higher average prices ($410.3 million) and lower AUD/USD exchange rates ($64.1 million) partially offset by 2.4 mmboe (4.1%) decrease in sales volumes ($201.1 million).

Crude oil sales of $1,150.6 million were $113.8 million higher primarily due to an increase in USD base oil prices ($209.3 million) and lower average AUD/USD exchange rates ($39.0 million). This is partially offset by a 13.3% lower sales volumes ($134.5 million) arising from lower production from the Mutineer-Exeter field and the timing of shipments from other Offshore Australia fields.

Condensate/naphtha sales of $321.2 million decreased by $8.9 million due to a 18.9% decrease in sales volumes ($63.2 million) arising predominantly from the lower Cooper Basin production and from reduced John Brookes production resulting from the Varanus Island incident. This was partially offset by increased base USD prices ($43.4 million) and lower AUD/USD exchange rates ($10.9 million).

Liquefied petroleum gas ("LPG") revenues increased by $60.9 million to $238.4 million due to increased base USD prices ($51.5 million) and lower AUD/USD exchange rates ($8.1 million) and minor variances in sales volumes / mix ($1.3 million).

Sales gas and ethane revenues of $871.8 million were 3.0% higher than 2007. Sales Gas and Ethane prices in 2008 averaged $3.93/GJ compared with $3.78/GJ in 2007 ($32.6 million). This reflects the positive impact of ethane volumes sold above MDQ in the second half of 2008 and escalation of contracted Australian gas prices. Lower sales volumes (0.9 mmboe or $6.0 million) were largely due to the shut-in of Patricia Baleen and lower John Brookes production resulting from the Varanus Island incident offset by higher Maleo and Sangu contributions and higher CSG gas demand.

Liquefied Natural Gas ("LNG") revenues increased by $81.8 million predominantly due to higher base USD prices (73% or $73.5 million) and lower AUD/USD exchange rates ($6.1 million). Marginally higher production volumes ($2.2 million) also contributed to the favourable variance.

Other Income ($1,734.6 million, up by $1,722.5 million +14,235.5%)

Other income of $1,734.6 million includes a gain on sale of Coal Seam Gas assets to PETRONAS ($1,697.4 million), insurance recoveries in respect of the Banjar Panji Sidoarjo mudflow and the Moonie – Brisbane Pipeline Algester incident, and other miscellaneous asset and investment sales.

Cost of Sales ($1,422.6 million, up by $87.7 million +6.6%)

- **Production Costs**
  - Field production costs of $543.4 million were $94.6 million higher than in 2007. Volume effects added $19.9 million to production costs and can be attributed to:
    - New sources of production ($19.9 million) reflecting full year production from the Oyong, and Sangu fields partially offset by the abandonment of Elang Kakatua

    Cost increases added $74.7 million to production costs. These increases primarily resulted from higher Cooper Gas field expenses; higher Cooper Oil production optimisation and well repair program and increased trucking costs relating to the Moonie to Brisbane pipeline failure; higher Mutineer Exeter workover activity; and a higher pro rata share of Varanus Island costs attributed to John Brookes production throughput.
  - Product stocks increased by $28.9 million during 2008 due to the planned increase in Cooper Basin and EQ Gas inventories ($20.4 million) and timing of lifting's in Cooper Oil ($3.2 million), John Brookes ($4.7 million) and Asia Growth Assets ($0.6 million).

- **Pipeline Tariffs, Tolls and Other ($84.1 million, up $15.2 million +22.1%)**
  Pipeline tariffs, tolls and other expenses are $15.2 million higher in 2008 predominantly due to inclusion of MBP remediation costs ([illegible] million), higher Queensland gas throughput in the Epic pipeline to Ballera ($4.7 million), higher net third party oil processing tolls arising from the MDP closure ([illegible] million) and the transition of the Orbost Plant from a Production facility to a Tolling facility in Q1 2008 ($2.7 million). This is partially offset by lower reservation charges for the Ballera to Wallumbilla pipeline ($4.2 million) and lower Casino production ($2.7 million).

[illegible]
Royalties are $26.4 million higher in 2008 principally due to higher sales revenue and timing of expenses ($23.1 million) and a refund of Legendre excise payment in the first half of 2007 ($3.3million).

- **Third Party Gas Purchases ([illegible] million, up $11.0 million, [illegible])**
Third party gas purchases are $11.0 million higher than in 2007 primarily as a result of optimising the group's Eastern Australia gas supply portfolio.($22.0 million) and from higher gas trading activities (purchases for resale) ($19.4 million)

- **Depreciation and Depletion ($661.5 million, down by $95.3 million -12.6%)**

- **Depletion**
Depletion of $401.7 million is $29.6 million lower than in 2007. Depletion decreased predominantly due to lower production ($61.1 million), principally in Mutineer Exeter ($29.6 million), Patricia Baleen ($13.8 million), and the Cooper Basin (3.9 million). These [illegible] future development costs, particularly for the Cooper Basin.

The decrease in depletion was further offset by higher depletion charges in Syong ($1.3 million) and Sangu ($9.4 million), resulting from a full year of production in 2008, compared [illegible] 2007 [illegible] 2007)

- **Depreciation**
Depreciation of $259.8 million is $65.7 million lower than in 2007 principally due to

  - Volume effects :
    - Lower Mutineer Exeter production ($14.5 million reduction)
    - Transfer of Sangu depreciation to depletion ($2.9 million reduction).
  - Rate effects:
    - Lower Cooper Basin depreciation ($34.7 million) related to a reassessment of asset lives in 2008 based on estimated decommissioning dates.
    - [illegible] depreciation [illegible] asset lives in 2008 and sale of interest to PETRONAS
  - Lower JMP / MBP depreciation due to write-off of MBP asset in 2007 ($12.9 million).
  - Lower depreciation on Victorian assets ($15.5 million). Primarily relates to lower units of production depreciation associated with increased reserves on Casino/Henry/Netherby and the suspension of Orbost Plant depreciation in 2008.
  - Higher Elang depreciation ($8.8 million) resulting from upward revision of restoration assets/liabilities at year end and subsequent write down as field is no longer producing
  - Higher [illegible] depreciation ($7.5 million) due to reclassification of cost pool between subsurface/surface (impact offset by corresponding decrease to depreciation)
  - Lower depreciation across other areas ($0.9 million).

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

Santos

Facsimile

To:	**SEC**	**Fax:**	0 0011 1 202 772 9207
From:	Christine Manuel	**Return Fax:**	61 8 8116 5623
Date:	19/02/2009 8:33:32 AM	**No of pages:**	135 **(incl. this one)**

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165137

Ref #82-34

2008 Preliminary Final Report, Financial Statements and Directors' Statutory Report for Santos Limited.

SANTOS LTD

Appendix 4E

Preliminary Final Report under ASX Listing Rule 4.3A

For the period ended 31 December 2008

ABN	Previous corresponding period
80 007 550 923	31 December 2007

Results for announcement to the market

				$A million
Revenue	Up	11.4%	to	2,805.0
Underlying profit after tax	Up	41.6%	to	571.6
Profit after tax attributable to members	Up	359.3%	to	1,650.1
Net profit for the period attributable to members	Up	359.3%	to	1,650.1

Dividends	Amount per security	Franked amount per security at 30% tax
Interim Dividends		
Ordinary securities	22.0c	22.0c
Preference securities	$3.3365	$3.3365
Final Dividends		
Ordinary securities	20.0c	20.0c
Preference securities	$2.9989	$2.9989
Record date for determining entitlements to the dividends:	3 March 2009	

This report is based on financial statements which have been audited.

The 2008 Consolidated Financial Report, Commentary on Results and Media Release dated 19 February 2009 form part of and should be read in conjunction with this Preliminary Final Report (Appendix 4E).

Santos Ltd
Financial Commentary to Appendix 4E

The following comments should be read in conjunction with the Consolidated Financial Report for the Year ended 31 December 2008

1. Consolidated Income Statement

Net Profit for the period ($1,650.1 million, up by $1,290.8 million +359.3%)

Net profit after income tax increased by $1,290.8 million to $1,650.1 million.

Earnings per share for 2008 increased by 394.4% to 272.9 cents.

Underlying Profit after tax for the period ($571.6 million, up by $167.8 million +41.6%)

The reconciliation of underlying profit after tax is as follows:

	2008 $million	2007 $million
Net profit after tax	1,650.1	359.3
Net gain on sale of 40% interest in Fairview and Roma assets to PETRONAS	(1,188.2)	-
Capital losses not previously brought to account	(27.9)	-
Impairment of oil and gas assets	139.7	-
Insurance recoveries	(32.8)	-
Remediation and related costs of the Moonie to Brisbane pipeline incidents	22.1	26.6
Change in fair value of embedded derivatives	8.8	8.4
Gain on sale of available-for-sale investments	(0.2)	(33.4)
Net gain on redetermination of unitised Bayu-Undan field	-	(32.8)
Increase in provision for potential remediation and related costs related to the Sidoarjo mudflow incident	-	8.0
Net loss on sale of discontinued operations	-	67.7
Underlying profit after tax	571.6	403.8

An analysis of the change in net profit after tax and underlying profit after tax is set out later in this report.

Dividends

During the year Santos Ltd paid fully franked dividends of $248.3 million on ordinary shares and $38.0 million on redeemable convertible preference shares for a total of $286.3 million (2007: $268.6 million).

The Directors have declared a final dividend for 2008 of 20 cents per ordinary share, fully franked (2007: 20 cents, fully franked) and a preferential, non cumulative fully franked dividend of $2.9989 per redeemable convertible preference share, payable on 31 March 2009.

Product Sales ($2,761.8 million, up by $273.3 million +11.0%)

The increased revenue reflects higher average prices ($410.3 million) and lower AUD/USD exchange rates ($64.1 million) partially offset by 2.4 mmboe (4.1%) decrease in sales volumes ($201.1 million).

Crude oil sales of $1,150.6 million were $113.8 million higher primarily due to an increase in USD base oil prices ($209.3 million) and lower average AUD/USD exchange rates ($39.0 million). This is partially offset by a 13.3% lower sales volumes ($134.5 million) arising from lower production from the Mutineer-Exeter field and the timing of shipments from other Offshore Australia fields.

Condensate/naphtha sales of $321.2 million decreased by $8.9 million due to a 18.9% decrease in sales volumes ($63.2 million) arising predominantly from the lower Cooper Basin production and from reduced John Brookes production resulting from the Varanus Island incident. This was partially offset by increased base USD prices ($43.4 million) and lower AUD/USD exchange rates ($10.9 million).

Liquefied petroleum gas ("LPG") revenues increased by $60.9 million to $238.4 million due to increased base USD prices ($51.5 million) and lower AUD/USD exchange rates ($8.1 million) and minor variances in sales volumes / mix ($1.3 million).

Sales gas and ethane revenues of $871.8 million were 3.0% higher than 2007. Sales Gas and Ethane prices in 2008 averaged $3.93/GJ compared with $3.78/GJ in 2007 ($32.6 million). This reflects the positive impact of ethane volumes sold above MDQ in the second half of 2008 and escalation of contracted Australian gas prices. Lower sales volumes (0.3 mmboe or $6.9 million) were largely due to the shut-in of Patricia Baleen and lower John Brookes production resulting from the Varanus Island incident offset by higher Maleo and Sangu contributions and higher CSG gas demand.

Liquefied Natural Gas ("LNG") revenues increased by $81.8 million predominantly due to higher base USD prices (73% or $73.5 million) and lower AUD/USD exchange rates ($6.1 million). Marginally higher production volumes ($2.2 million) also contributed to the favourable variance.

Other Income ($1,734.6 million, up by $1,722.5 million +14,235.5%)

Other income of $1,734.6 million includes a gain on sale of Coal Seam Gas assets to PETRONAS ($1,697.4 million), insurance recoveries in respect of the Banjar Panji Sidoarjo mudflow and the Moonie – Brisbane Pipeline Algester incident, and other miscellaneous asset and investment sales.

Cost of Sales ($1,422.6 million, up by $87.7 million +6.6%)

- **Production Costs**
  - Field production costs of $543.4 million were $94.6 million higher than in 2007. Volume effects added $19.9 million to production costs and can be attributed to:
    - New sources of production ($19.9 million) reflecting full year production from the Oyong, and Sangu fields partially offset by the abandonment of Elang Kakatua

    Cost increases added $74.7 million to production costs. These increases primarily resulted from higher Cooper Gas field expenses; higher Cooper Oil production optimisation and well repair program and increased trucking costs relating to the Moonie to Brisbane pipeline failure; higher Mutineer Exeter workover activity; and a higher pro-rata share of Varanus Island costs attributed to John Brookes production throughput.
  - Product stocks increased by $28.9 million during 2008 due to the planned increase in Cooper Basin and EQ Gas inventories ($20.4 million) and timing of lifting's in Cooper Oil ($3.2 million). John Brookes ($4.7 million) and Asia Growth Assets ($0.6 million).

- **Pipeline Tariffs, Tolls and Other ($84.1 million, up $15.2 million +22.1%)**
  Pipeline tariffs, tolls and other expenses are $15.2 million higher in 2008 predominantly due to inclusion of MBP remediation costs ($10.9 million), higher Queensland gas throughput in the Epic pipeline to Ballera ($4.7 million), higher net third party oil processing tolls arising from the MBP closure ($2.8 million) and the transition of the Orbost Plant from a Production facility to a Tolling facility in Q1 2008 ($2.7 million). This is partially offset by lower reservation charges for the Ballera to Wallumbilla pipeline ($4.2 million) and lower Casino production ($2.7 million).

- **Royalties and Excise ($100.5 million, up $26.4 million +35.6%)**
  Royalties are $26.4 million higher in 2008 principally due to higher sales revenue and timing of expenses ($23.1 million) and a refund of Legendre excise payment in the first half of 2007 ($3.3million).

- **Third Party Gas Purchases ($62.0 million, up $41.9 million +208.5%)**
  Third party gas purchases are $41.9 million higher than in 2007 primarily as a result of optimising the group's Eastern Australia gas supply portfolio ($22.0 million) and from higher gas trading activities (purchases for resale) ($18.4 million).

- **Depreciation and Depletion ($661.5 million, down by $95.3 million -12.6%)**

  - **Depletion**
    Depletion of $401.7 million is $29.6 million lower than in 2007. Depletion decreased predominantly due to lower production ($61.1 million), principally in Mutineer Exeter ($29.6 million), Patricia Baleen ($13.8 million), and the Cooper Basin (3.9 million). These decreases were partially offset by higher depletion rates ($32.6 million), principally in the Cooper Basin ($11.5 million), Mutineer Exeter ($10.7 million) and Bayu Undan ($3.9 million). The benefit of positive reserve revisions was outweighed by the impact of higher future development costs, particularly for the Cooper Basin.

    The decrease in depletion was further offset by higher depletion charges in Oyong ($1.3 million) and Sangu ($8.4 million), resulting from a full year of production in 2008, compared with part year in 2007 (Oyong began producing in 2007; Sangu was acquired in 2007)

  - **Depreciation**
    Depreciation of $259.8 million is $65.7 million lower than in 2007 principally due to.

    - Volume effects :
      - Lower Mutineer Exeter production ($14.5 million reduction)
      - Transfer of Sangu depreciation to depletion ($2.9 million reduction).
    - Rate effects:
      - Lower Cooper Basin depreciation ($34.7 million) related to a reassessment of asset lives in 2008 based on estimated decommissioning dates.
      - Lower GLNG depreciation ($0.6 million) primarily related to a reassessment of asset lives in 2008 and sale of interest to PETRONAS.
    - Lower JMP / MBP depreciation due to write-off of MBP asset in 2007 ($12.9 million).
    - Lower depreciation on Victorian assets ($15.5 million). Primarily relates to lower units of production depreciation associated with increased reserves on Casino/Henry/Netherby and the suspension of Orbost Plant depreciation in 2008.
    - Higher Elang depreciation ($8.8 million) resulting from upward revision of restoration assets/liabilities at year end and subsequent write-down as field is no longer producing
    - Higher Sampang depreciation ($7.5 million) due to reclassification of cost pool between subsurface/surface (impact offset by corresponding decrease to depreciation)
    - Lower depreciation across other areas ($0.9 million).

Selling and Corporate Administrative Expenses ($117.0 million, up by $27.4 million +30.6%)

Selling and corporate administration expenses were $27.4 million higher than in 2007. This was primarily due to SA community sponsorship, a self insured deductible relating to the Varanus Island incident, defined benefit provision impacts and higher growth project costs.

Change in Fair Value of Financial Assets Designated at Fair Value through Profit or Loss ($12.5 million loss, 2007: $11.9 million loss +5.0%)

A $12.5 million loss has been recognised in 2008 for the revaluation of derivatives embedded in sales contracts.

Impairment of Oil and Gas Assets ($216.2 million, 2007: $nil)

The 2008 review of the net future cash flows (discounted) of cash-generating units identified the following assets which required impairments:

- Ballera Plant ($44.6 million)
- Patricia Baleen ($22.1 million)
- Sampang (Oyong) ($57.8 million)
- Jeruk ($70.6 million)
- Sangu ($20.0 million)
- USA – Gulf Coast (Couger Wells) ($1.1 million).

In addition to the above, there was also a minor impairment of debtors ($0.4 million).

Exploration and Evaluation Expensed ($179.0 million down by $55.8 million -23.8%)

Exploration and evaluation expenditure expensed in 2008 was $179.0 million (2007: $234.8 million). The amount expensed relates to studies, seismic and unsuccessful wells primarily in offshore Australia, Vietnam, Indonesia, Bangladesh, Kyrgyzstan, Egypt and the Cooper Basin. Costs incurred in the evaluation of new ventures and exploration opportunities that have either not met Santos' internal investment criteria or not resulted in a successful bid have also been written off.

Financial Expenses ($153.7 million, up by $1.0 million +0.7%)

Interest expense has increased marginally due to higher average gross debt (38.1%) partially offset by lower interest rates. The weighted average interest rate for the Group (allowing for interest rate swap contracts) as at 31 December 2008 was 5.7% compared to 6.6% in 2007.

Income Tax Expense ($768.4 million, up by $572.7 million +292.6%)

The effective income tax rate is 30.3% which is higher than the 2007 effective tax rate of 27.2%. Factors varying the effective tax rate from the prime facie tax rate of 30% include the benefits of recognition of capital losses and prior period over accrual, and offset by the increased tax effect of foreign operations due to foreign exchange conversions and exploration expenditure not tax affected.

Royalty Related Taxation ($114.7 million, down by $48.9 million -29.9%)

Royalty related taxation reduced as a result of lower petroleum resource rent tax, due to reduced cash flows from Mutineer Exeter and higher transferrable exploration, and partly offset by increased additional profits tax paid to East Timor in relation to Bayu-Undan.

2. Consolidated Balance Sheet

Overview

The Group's net assets increased by $1,385.2 million (44.8%) during 2008 to $4,478.3 million principally due to proceeds received from the sale of 40% interest in the Gladstone LNG project, offset by an increase in current tax liabilities and the non-current restoration provisions.

Assets

Current assets of $2,483.4 million were $1,427.1 million higher than in 2007 predominantly due to cash received from the sale of 40% interest in the Gladstone LNG project ($2,074.0 million), cross currency swaps ($59.2 million), higher drilling and maintenance stock in Third Party Operated Ventures and to support CSG drilling programme $50.2 million partially offset by repayment of debt ($245.9 million) and higher capital expenditure ($321.9 million).

Non-current assets were $7,318.5 million compared to $6,263.9 million at the end of 2007, an increase of $1,054.6 million, due to higher cross currency and interest rate swaps ($259.1 million) and 2008 capital expenditure.

Capital expenditure in 2008 for exploration, delineation and development, capitalised increases in restoration provisions and acquisitions of oil and gas assets amounted to $1,883.8 million, of which $179.0 million was expensed in 2008 as unsuccessful exploration. These increases were offset in part by depreciation and depletion charges of $663.9 million.

Current Liabilities

Current liabilities of $1,352.6 million were $428.3 million higher mainly due to an increase in current tax liabilities of $397.5 million and higher deferred income $43.2 million relating to access to Barrow Island and John Brookes Take or Pay gas.

Net Debt

Net debt (borrowings, net of cash on hand and value of financial derivatives used to hedge debt) of $506.0 million was $1,332.7 million lower than at the end of 2007 primarily as a result of proceeds from the sale of 40% interest in GLNG and fully underwriting the 2008 dividend partially offset by higher capital expenditure in 2008.

The group's net debt / net debt plus equity ratio has decreased from 37.3% in 2007 to 10.2% at the end of 2008.

Equity

Retained earnings increased by $1,101.6 million to $2,136.0 million at year end. The increase primarily reflects the 2008 net profit after tax of $1,650.1 million less dividends paid during the year of $286.3 million and the fully franked dividend component of the share buy-back ($245.0 million).

Issued capital at 31 December 2008 was $2,530.8 million, an increase of $199.2 million and comprised:

- 584.8 million fully paid ordinary shares (2007: 586.0 million),
- 0.1 million ordinary shares paid to 1 cent (2007: 0.1 million), and
- 6.0 million redeemable convertible preference shares (2007: 6.0 million).

3. Consolidated Cash Flow Statement

Operating Cash Flows ($1,473.2 million inflow, increase of $259.3 million +21.4%)

Higher operating cash flows are a result of increased sales due to higher product prices, offset by lower volumes and increased payments to suppliers.

Investing Cash Flows ($444.3 million inflow, 2007: $1,265.5 million outflow)

Capital expenditure payments increased by $313.9 million from $1,257.7 million in 2007 to $1,571.6 million in 2008 largely as a result of the timing of the work program and related payments.

During 2008, the Company made deferred consideration payments of $7.5 million in relation to the following controlled entities acquired during prior years:

- Bronco Energy Pty Limited, and
- CJSC South Petroleum Company.

In 2008 the Company received proceeds from the sale of non-current assets of $2,080.0 million (2007: $6.7 million). This included the sale of Coal Seam Gas assets to PETRONAS.

Financing Cash Flows ($584.8 million outflow, 2007: $54.3 million inflow)

The group paid $251.2 million of fully franked dividends during the year (2007: $217.0 million) and made net repayments of $252.2 million (2007: $479.5 million net drawdowns) resulting in a decrease in the group's borrowings. Proceeds from issues of ordinary shares totalled $220.5 million (2007: $93.8 million).

Santos Ltd undertook an off-market buy-back of its ordinary shares, purchasing these shares for $301.9 million (2007: $302.0), including transaction costs.

Santos Ltd
ABN 80 007 550 923

Santos

SANTOS LTD

(INCORPORATED IN SOUTH AUSTRALIA ON 18 MARCH 1954)

AND CONTROLLED ENTITIES

FINANCIAL REPORT

FOR THE YEAR ENDED 31 DECEMBER 2008

SANTOS LTD AND CONTROLLED ENTITIES
INCOME STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2008

	Note	CONSOLIDATED 2008 Continuing $million	Discontinued $million	Total $million	CONSOLIDATED 2007 Continuing $million	Discontinued $million	Total $million	SANTOS LTD 2008 $million	2007 $million
Product sales	3	2,761.8	-	2,761.8	2,458.4	30.1	2,488.5	872.5	974.3
Cost of sales	4	(1,422.6)	-	(1,422.6)	(1,329.1)	(5.8)	(1,334.9)	(520.7)	(603.1)
Gross profit		1,339.2	-	1,339.2	1,129.3	24.3	1,153.6	351.8	371.2
Other revenue	3	43.2	-	43.2	29.5	-	29.5	64.3	901.3
Other income	3	1,734.6	-	1,734.6	81.7	(69.6)	12.1	1.1	15.6
Other expenses	4	(493.4)	-	(493.4)	(317.8)	(20.5)	(338.3)	(210.6)	169.7
Operating profit/(loss) before net financing costs		2,623.6	-	2,623.6	922.7	(65.8)	856.9	206.6	1,457.8
Financial income	6	63.3	-	63.3	13.6	0.8	14.4	183.0	188.8
Financial expenses	6	(153.7)	-	(153.7)	(152.7)	-	(152.7)	(286.4)	(294.4)
Net financing (costs)/income		(90.4)	-	(90.4)	(139.1)	0.8	(138.3)	(103.4)	(105.6)
Profit/(loss) before tax		2,533.2	-	2,533.2	783.6	(65.0)	718.6	103.2	1,352.2
Income tax expense	7	(768.4)	-	(768.4)	(195.1)	(0.6)	(195.7)	(51.4)	(50.1)
Royalty related taxation expense	7	(114.7)	-	(114.7)	(163.6)	-	(163.6)	(31.7)	(31.9)
Total taxation expense		(883.1)	-	(883.1)	(358.7)	(0.6)	(359.3)	(83.1)	(82.0)
Net profit/(loss) for the period attributable to equity holders of Santos Ltd		1,650.1	-	1,650.1	424.9	(65.6)	359.3	20.1	1,270.2
Earnings per share attributable to the ordinary equity holders of Santos Ltd (c)									
Basic earnings per share	25	272.9	-	272.9	66.3	(11.1)	55.2		
Diluted earnings per share	25	261.7	-	261.7	66.0	(11.1)	54.9		
Dividends per share ($)									
Ordinary shares	24			0.42			0.40		
Redeemable preference shares	24			6.3348			5.5864		

The income statements are to be read in conjunction with the notes to the consolidated financial statements.

SANTOS LTD AND CONTROLLED ENTITIES
BALANCE SHEETS
AS AT 31 DECEMBER 2008

	Note	CONSOLIDATED 2008 $million	CONSOLIDATED 2007 $million	SANTOS LTD 2008 $million	SANTOS LTD 2007 $million
Current assets					
Cash and cash equivalents	9	1,552.9	200.5	1,402.9	56.8
Trade and other receivables	10	581.6	607.4	693.9	208.5
Inventories	11	289.7	241.5	136.0	115.9
Derivative financial instruments	12	59.2	6.9	-	-
Total current assets		2,483.4	1,056.3	2,232.8	381.2
Non-current assets					
Receivables	10	6.0	-	1,300.9	1,304.8
Derivative financial instruments	12	336.3	77.2	-	-
Exploration and evaluation assets	13	427.5	332.4	42.7	15.5
Oil and gas assets	14	6,254.8	5,584.4	1,777.7	1,650.1
Other land, buildings, plant and equipment	15	159.9	134.8	109.7	107.4
Available-for-sale financial assets	17	2.1	15.6	2.1	15.6
Other financial assets	18	20.9	32.7	3,440.8	3,488.6
Deferred tax assets	19	111.0	86.8	-	-
Total non-current assets		7,318.5	6,263.9	6,673.9	6,582.0
Total assets		9,801.9	7,320.2	8,906.7	6,963.2
Current liabilities					
Trade and other payables	20	604.8	609.7	723.0	625.1
Deferred income		55.2	12.0	1.8	1.7
Interest-bearing loans and borrowings	21	98.6	103.1	0.6	-
Current tax liabilities		469.2	71.7	454.2	46.5
Provisions	22	116.7	112.4	65.8	65.1
Other current liabilities	23	8.1	15.4	-	-
Total current liabilities		1,352.6	924.3	1,245.4	738.4
Non-current liabilities					
Deferred income		54.1	8.8	-	-
Interest-bearing loans and borrowings	21	2,355.8	1,992.9	4,085.4	2,478.2
Deferred tax liabilities	19	744.1	743.0	134.0	109.2
Provisions	22	808.0	543.6	310.9	167.8
Other non-current liabilities	23	9.0	14.5	-	-
Total non-current liabilities		3,971.0	3,302.8	4,530.3	2,755.2
Total liabilities		5,323.6	4,227.1	5,775.7	3,493.6
Net assets		4,478.3	3,093.1	3,131.0	3,469.6
Equity					
Issued capital	24	2,530.8	2,331.6	2,530.8	2,331.6
Reserves	24	(188.8)	(272.9)	(2.0)	7.4
Retained earnings	24	2,136.0	1,034.4	602.2	1,130.6
Equity attributable to equity holders of Santos Ltd		4,478.0	3,093.1	3,131.0	3,469.6
Equity attributable to minority interest	24	0.3	-	-	-
Total equity		4,478.3	3,093.1	3,131.0	3,469.6

The balance sheets are to be read in conjunction with the notes to the consolidated financial statements.

SANTOS LTD AND CONTROLLED ENTITIES

CASH FLOW STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2008

		CONSOLIDATED		SANTOS LTD	
	Note	2008 $million	2007 $million	2008 $million	2007 $million
Cash flows from operating activities					
Receipts from customers		3,100.9	2,555.1	985.3	1,036.6
Dividends received		-	-	-	874.0
Interest received		48.8	14.2	39.4	188.7
Overriding royalties received		14.8	14.7	24.2	22.0
Insurance proceeds received		12.5	18.3	-	-
Pipeline tariffs and other receipts		64.3	83.0	41.4	2.0
Payments to suppliers and employees		(1,089.0)	(808.4)	(401.7)	(313.4)
Royalty and excise paid		(102.2)	(76.3)	(47.5)	(33.9)
Borrowing costs paid		(133.5)	(128.4)	(0.3)	(280.6)
Income taxes paid		(291.8)	(384.6)	(229.0)	(231.1)
Royalty related taxes paid		(151.6)	(73.7)	(35.4)	(22.4)
Net cash provided by operating activities	29	1,473.2	1,213.9	376.4	1,241.9
Cash flows from investing activities					
Payments for:					
Exploration and evaluation expenditure		(353.5)	(279.8)	(84.7)	(80.5)
Oil and gas assets expenditure		(1,178.5)	(919.4)	(358.9)	(324.3)
Other land, buildings, plant and equipment		(39.6)	(58.5)	(13.8)	(47.7)
Acquisitions of oil and gas assets		-	(33.5)	(0.7)	-
Acquisitions of controlled entities		(7.5)	(75.7)	(6.2)	(4.5)
Restoration expenditure		(54.9)	(34.4)	(2.6)	(2.7)
Share subscriptions in controlled entities		-	-	-	(245.2)
Advances to related entities		(6.0)	-	-	-
Other investing activities		3.9	3.5	3.2	(1.8)
Proceeds from disposal of non-current assets		2,080.0	0.6	1.2	-
Proceeds from disposal of discontinued operations:					
Non-current assets		-	6.1	-	-
Controlled entities		-	73.4	-	-
Proceeds from disposal of other investments		0.4	52.2	0.4	23.8
Net cash provided by/(used in) investing activities		444.3	(1,265.5)	(462.1)	(682.9)
Cash flows from financing activities					
Dividends paid		(251.2)	(217.0)	(251.2)	(217.0)
Proceeds from issues of ordinary shares		220.5	93.8	220.5	93.8
Off-market buy-back of ordinary shares		(301.9)	(302.0)	(301.9)	(302.0)
Repayments of borrowings		(752.2)	(1,703.1)	(0.7)	-
Drawdown of borrowings		500.0	2,182.6	-	-
Receipts from controlled entities		-	-	2,816.7	166.8
Payments to controlled entities		-	-	(1,052.6)	(296.4)
Net cash (used in)/provided by financing activities		(584.8)	54.3	1,430.8	(554.8)
Net increase in cash		1,332.7	2.7	1,345.1	4.2
Cash and cash equivalents at the beginning of the year		200.5	200.0	56.8	52.8
Effects of exchange rate changes on the balances of cash held in foreign currencies		19.7	(2.2)	1.0	(0.2)
Cash and cash equivalents at the end of the year	9	1,552.9	200.5	1,402.9	56.8

The cash flow statements are to be read in conjunction with the notes to the consolidated financial statements.

SANTOS LTD AND CONTROLLED ENTITIES
STATEMENTS OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED 31 DECEMBER 2008

	Note	CONSOLIDATED 2008 $million	CONSOLIDATED 2007 $million	SANTOS LTD 2008 $million	SANTOS LTD 2007 $million
Adjustment to retained earnings on initial adoption of Interpretation 1003 *Australian Petroleum Resource Rent Tax*		-	(136.1)	-	(51.3)
Adjustment to retained earnings on initial adoption of Interpretation 11 *AASB 2 Group and Treasury Share Transactions*		-	-	-	0.2
Exchange differences on translation of foreign operations		269.0	(101.8)	-	-
(Loss)/gain on foreign currency loans designated as hedges of net investments in foreign operations		(177.0)	62.6	-	-
Change in fair value of available-for-sale financial assets, net of tax		(9.3)	17.4	(9.3)	14.7
Share-based payment transactions	31	8.3	5.2	8.3	5.2
Actuarial (loss)/gain on defined benefit plan, net of tax	30	(25.5)	4.4	(25.5)	4.4
Net income/(expense) recognised directly in equity		65.5	(148.3)	(26.5)	(26.8)
Transfers (net of any related tax):					
Transfer to profit on sale of available-for-sale financial assets		(0.1)	(23.6)	(0.1)	(9.7)
Transfer to profit on disposal of foreign operation		1.5	(27.2)	-	-
Profit for the period		1,650.1	359.3	20.1	1,270.2
Total recognised income and expense for the period attributable to equity holders of Santos Ltd		1,717.0	160.2	(6.5)	1,233.7

Other movements in equity arising from transactions with owners as owners are set out in note 24.

The statements of recognised income and expense are to be read in conjunction with the notes to the consolidated financial statements.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2008

1. Significant Accounting Policies

The financial report of Santos Ltd ("the Company") for the year ended 31 December 2008 was authorised for issue in accordance with a resolution of the Directors on 19 February 2009.

Santos Ltd (the parent) is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange ("ASX") and is the ultimate parent entity in the Group. The consolidated financial report of the Company for the year ended 31 December 2008 comprises the Company and its controlled entities ("the Group").

The nature of the operations and principal activities of the Group are described in the Directors' Report.

(a) Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the *Corporations Act 2001*, Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board. The financial report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

(b) Basis of preparation

The financial report is presented in Australian dollars.

The financial report is prepared on the historical cost basis, except for derivative financial instruments, fixed rate notes that are hedged by an interest rate swap and available-for-sale financial assets, which are measured at fair value.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 (updated by Class Order 05/641 effective 28 July 2005), and in accordance with that Class Order amounts in the financial report and Directors' Report have been rounded to the nearest hundred thousand dollars, unless otherwise stated.

Change in accounting policy

From 1 January 2008 the Group has adopted Interpretation 1003 *Australian Petroleum Resource Rent Tax*, which is applicable for annual reporting periods ending on or after 30 June 2008.

The adoption of Interpretation 1003 has resulted in the Group recognising some royalty-based taxes, including petroleum resource rent tax, resource rent royalty and additional profits tax as an income tax under AASB 112 *Income Taxes*. This change has been accounted for by adjusting the opening balance of current and deferred tax liabilities and retained earnings at 1 January 2007.

The effect of the change in the accounting policy for these royalty-based taxes from 1 January 2007 is shown below:

SANTOS LTD AND CONTROLLED ENTITIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2008

1. **Significant Accounting Policies (continued)**

(b) Basis of preparation (continued)

	CONSOLIDATED			SANTOS LTD		
	$million	Impact of change in accounting policy $million	Restated amount $million	$million	Impact of change in accounting policy $million	Restated amount $million
31 December 2007						
Cost of sales	1,452.5	(117.6)	1,334.9	643.3	(40.2)	603.1
Profit before tax	601.0	117.6	718.6	1,312.0	40.2	1,352.2
Income tax expense	160.4	35.3	195.7	38.0	12.1	50.1
Royalty related taxation expense	-	163.6	163.6	-	31.9	31.9
Profit after tax	440.6	(81.3)	359.3	1,274.0	(3.8)	1,270.2
Basic earnings per share (¢)	68.9	(13.7)	55.2	-	-	-
Diluted earnings per share (c)	68.7	(13.8)	54.9	-	-	-
Trade and other payables	650.9	(41.2)	609.7	642.9	(17.8)	625.1
Current tax liabilities	30.5	41.2	71.7	28.7	17.8	46.5
Deferred tax liabilities	525.6	217.4	743.0	54.1	55.1	109.2
Retained earnings	1,251.8	(217.4)	1,034.4	1,185.7	(55.1)	1,130.6
1 January 2007						
Trade and other payables	441.8	(12.5)	429.3	562.9	-	562.9
Current tax liabilities	213.5	12.5	226.0	207.8	-	207.8
Deferred tax liabilities	517.5	136.1	653.6	65.3	51.3	116.6
Retained earnings	1,301.4	(136.1)	1,165.3	401.7	(51.3)	350.4

Adoption of new accounting standards and interpretations

The Group has also adopted the following standards and interpretations, which became applicable on 1 January 2008. Adoption of these standards and interpretations has only affected the disclosure in these financial statements. There has not been any impact on the financial position or performance of the Group.

- AASB 2007-1 — *Amendments to Australian Accounting Standards arising from AASB Interpretation 11*
- AASB 2007-7 — *Amendments to Australian Accounting Standards*
- AASB 2008-4 — *Amendments to Australian Accounting Standard – Key Management Personnel Disclosures by Disclosing Entities*
- AASB 2008-10 — *Amendments to Australian Accounting Standards – Reclassification of Financial Assets*
- AASB 2008-12 — *Amendments to Australian Accounting Standards – Reclassification of Financial Assets – Effective Date and Transition*
- Interpretation 11 — *AASB 2 Group and Treasury Share Transactions*
- Interpretation 14 — *AASB 119 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.*

The adoption of Interpretation 11 had a minor impact on the 2007 opening retained earnings of the Company ($0.2 million) for shares issued to employees of subsidiaries (refer note 1(r)).

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the annual reporting period ending 31 December 2008. These are outlined in the following table:

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2008

1. Significant Accounting Policies (continued)

(b) Basis of preparation (continued)

Reference	Title	Summary	Effective for annual reporting periods beginning on or after	Impact on Group financial report	Application date for Group
AASB 3	*Business Combinations*	Adopts the acquisition method to account for business combinations; acquisition costs expensed; contingent consideration recognised at fair value on acquisition date.	1 July 2009	Recognition of future acquisitions.	1 January 2010
AASB 8	*Operating Segments*	Segment disclosure based on components of an entity that management monitors in making decisions about allocating resources to segments and in assessing their performance.	1 January 2009	Minor disclosure impact.	1 January 2009
AASB 101	*Presentation of Financial Statements* (issued in September 2007)	Changes the titles of financial statements; requires all non-owner changes in equity be presented in statement of comprehensive income; additional statement of financial position at beginning of earliest comparative period required for changes in accounting policy or reclassifications; income tax relating to each component of comprehensive income to be disclosed.	1 January 2009	Minor impact. Presentation of financials statements will change from 2009 onwards.	1 January 2009
AASB 123	*Borrowing Costs*	Removes option to expense borrowing costs related to qualifying assets.	1 January 2009	No impact.	1 January 2009
AASB 127	*Consolidated and Separate Financial Statements*	Changes in a parent's ownership in a subsidiary that result in a loss of control requires reserves to be recycled and remaining ownership interest to be measured at fair value; changes that do not result in a loss of control are accounted for as equity transactions.	1 July 2009	Unlikely to have impact.	1 January 2010

1. Significant Accounting Policies (continued)

(b) Basis of preparation (continued)

Reference	Title	Summary	Effective for annual reporting periods beginning on or after	Impact on Group financial report	Application date for Group
AASB 2007-3	*Amendments to Australian Accounting Standards arising from AASB 8*	Consequential amendments to number of standards following release of AASB 8 *Operating Segments*.	1 January 2009	No impact.	1 January 2009
AASB 2007-6	*Amendments to Australian Accounting Standards arising from AASB 123*	Consequential amendments to number of standards following release of AASB 123 *Borrowing Costs*.	1 January 2009	No impact.	1 January 2009
AASB 2007-8	*Amendments to Australian Accounting Standards arising from AASB 101*	Consequential amendments to a number of standards following issue of a revised AASB 101 *Presentation of Financial Statements* in September 2007.	1 January 2009	No impact.	1 January 2009
AASB 2007-10	*Further Amendments to Australian Accounting Standards arising from AASB 101*	Changes term terminology in Australian Accounting Standards to align with IFRS.	1 January 2009	No impact.	1 January 2009
AASB 2008-1	*Amendments to Australian Accounting Standard – Share-based Payments: Vesting Conditions and Cancellations*	Clarifies the definition of vesting conditions; introduces concept of non-vesting conditions; requires non-vesting conditions to be reflected in grant date fair value; provides the accounting treatment for non-vesting conditions and cancellations.	1 January 2009	No impact.	1 January 2009
AASB 2008-2	*Amendments to Australian Accounting Standards – Puttable Financial Instruments and Obligations arising on Liquidation*	Introduces exception to the definition of financial liability to classify certain puttable financial instruments as equity instruments.	1 January 2009	No impact.	1 January 2009

SANTOS LTDAND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2008

1. **Significant Accounting Policies (continued)**

(b) Basis of preparation (continued)

Reference	Title	Summary	Effective for annual reporting periods beginning on or after	Impact on Group financial report	Application date for Group
AASB 2008-3	*Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127*	Consequentil amendments to number of standards foowing the issue of the revised AASB 3 *Busness Combinations* and AASB 127 *Consolidatet and Separate Financial Statements.*	1 July 2009	No impact.	1 January 2010
AASB 2008-5	*Amendments to Australian Accounting Standards arising from the Annual Improvements Project*	Amends fiften standards, including where entity committed tcsale plan involving loss of control of subsidiarythen all of subsidiary's assets and liabilities areclassified as held for sale (AASB 5 *Non-current Assets Held for Sale and Discontinued Operations*); additional disclosures where recovrable amount is based on fair value less cots to sell (AASB *136 Impairment of Assets*).	1 January 2009	Unlikely to have material impact.	1 January 2009
AASB 2008-6	*Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project*	Terminologyor editorial amendments to eight standards tht are expected to have no or minimal effets on accounting practices.	1 July 2009	No impact.	1 January 2010
AASB 2008-7	*Amendments to Australian Accounting Standards – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate*	Removes the definition of the cost method in AASB 127 *Consolidated and Separate Financial Statements*; equires all dividends from subsidiaries, ointly controlled entities or associates tobe recognised as income; receipt of dividend ray be indicator of impairment if certain criteri met; specified accounting for certain transctions where newly formed entity becomes paent of another entity in a group.	1 January 2009	No Group impact. Potential impairment impact on investments held by the Company if intercompany dividends are received.	1 January 2009

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2008

1. Significant Accounting Policies (continued)

(b) Basis of preparation (continued)

Reference	Title	Summary	Effective for annual reporting periods beginning on or after	Impact on Group financial report	Application date for Group
AASB 2008-8	*Amendments to Australian Accounting Standards – Eligible Hedged Items*	Clarifies the hedge accounting provisions of AASB 139 *Financial Instruments: Recognition and Measurement* to address inflation in a financial hedged item, and one-sided risk in a hedged item.	1 July 2009	No impact.	1 January 2010
AASB 2008-13	*Amendments to Australian Accounting Standards arising from AASB Interpretation 17 Distributions of Non-Cash Assets to Owners*	Consequential amendments to existing standards following the issue of Interpretation 17 *Distributions of Non-Cash Assets to Owners.*	1 July 2009	No impact.	1 January 2010
Interpretation 16	*Hedges of net investments in foreign operations*	Provides guidance on net investment hedging.	1 October 2008	No impact.	1 January 2009
Interpretation 17	*Distributions of Non-Cash Assets to Owners*	Provides guidance on when and how a liability for certain distributions of non-cash assets is recognised and measured, and how to account for that liability. Does not apply to common control transactions.	1 July 2009	No impact.	1 January 2010

1. Significant Accounting Policies (continued)

(b) Basis of preparation (continued)

The accounting policies set out below have been applied consistently to all periods presented in the consolidated financial report.

The accounting policies have been consistently applied by the Group.

(c) Basis of consolidation

Subsidiaries
Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The acquisition of subsidiaries is accounted for using the purchase method of accounting, which involves allocating the cost of the business combination to the fair value of the assets acquired and the liabilities and contingent liabilities assumed at the date of acquisition (refer note 1(g)).

Investments in subsidiaries are carried at their cost of acquisition, less any impairment charges, in the Company's financial statements.

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions are eliminated in preparing the consolidated financial statements.

Minority interests
Minority interests in the net assets of consolidated entities are allocated their share of net profit after tax in the income statement, and are identified separately from the Group's equity in those entities. Minority interests consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Where the minority interest has losses greater than its equity interest in the consolidated subsidiary, the excess and any further losses applicable to the minority interest are allocated against the Group's interest. If the minority interest subsequently reports profits, the profits are allocated to the Group until the minority's share of losses previously absorbed by the Group have been fully recovered.

Jointly controlled assets
Santos' exploration and production activities are often conducted through joint venture arrangements governed by joint operating agreements, production sharing contracts or similar contractual relationships. A summary of the Group's interests in its significant joint ventures is included in note 28.

A joint venture characterised as a jointly controlled asset involves the joint control, and often the joint ownership, by the venturers of one or more assets contributed to, or acquired for the purpose of, the joint venture and dedicated to the purposes of the joint venture. The assets are used to obtain benefits for the venturers. Each venturer may take a share of the output from the assets and each bears an agreed share of expenses incurred. Each venturer has control over its share of future economic benefits through its share of jointly controlled assets.

1. Significant Accounting Policies (continued)

(c) Basis of consolidation (continued)

The interests of the Company and of the Group in unincorporated joint ventures are brought to account by recognising in the financial statements the Group's share of jointly controlled assets, share of expenses and liabilities incurred, and the income from the sale or use of its share of the production of the joint venture in accordance with the revenue policy in note 1(x).

Jointly controlled entities
The Group has interests in joint ventures which are jointly controlled entities, whereby the venturers have contractual arrangements that establish joint control over the economic activities of the entities. The Group recognises its interest in jointly controlled entities using proportionate consolidation, by combining its share of the assets, liabilities, income and expenses of the joint venture with similar line items in the consolidated financial statements.

(d) Foreign currency

Functional and presentation currency
Both the functional and presentation currency of Santos Ltd is Australian dollars. Some subsidiaries have a functional currency of United States dollars which is translated to presentation currency (see below).

Transactions and balances
Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the foreign exchange rate ruling at the balance sheet date. Foreign exchange differences arising on translation are recognised in the income statement.

Foreign exchange differences that arise on the translation of monetary items that form part of the net investment in a foreign operation are recognised in equity in the consolidated financial statements.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to the functional currency at foreign exchange rates ruling at the dates the fair value was determined.

Group companies
The results of subsidiaries with a functional currency of United States dollars are translated to Australian dollars as at the date of each transaction. The assets and liabilities are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. Foreign exchange differences arising on retranslation are recognised directly in the foreign currency translation reserve.

Exchange differences arising from the translation of the net investment in foreign operations and of related hedges are taken to the foreign currency translation reserve. They are released into the income statement upon disposal of the foreign operation.

1. Significant Accounting Policies (continued)

(e) Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to changes in foreign exchange rates, commodity prices and interest rates arising in the normal course of business. The principal derivatives that may be used are forward foreign exchange contracts, foreign currency swaps and options, interest rate swaps and commodity crude oil price swap and option contracts. Their use is subject to a comprehensive set of policies, procedures and limits approved by the Board of Directors. The Group does not trade in derivative financial instruments for speculative purposes.

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged; otherwise the gain or loss on re-measurement to fair value is recognised immediately in profit or loss.

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price. The fair value of commodity swap and option contracts is their quoted market price at the balance sheet date.

Embedded derivatives
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss.

(f) Hedging

Fair value hedge
Where a derivative financial instrument hedges the changes in fair value of a recognised asset or liability or an unrecognised firm commitment (or an identified portion of such asset, liability or firm commitment), any gain or loss on the hedging instrument is recognised in the income statement. The hedged item is stated at fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

Cash flow hedge
Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or the forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedging is applied, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or non-financial liability. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss (that is,. when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding paragraph, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognised immediately in the income statement.

1. Significant Accounting Policies (continued)

(f) Hedging (continued)

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship, but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

Hedge of monetary assets and liabilities
When a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognised monetary asset or liability, hedge accounting is not applied and any gain or loss on the hedging instrument is recognised in the income statement.

Hedge of net investment in a foreign operation
The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. Any ineffective portion is recognised immediately in the income statement. On disposal of the foreign operation, the cumulative value of any such gains or losses recognised directly in equity is transferred to profit or loss.

(g) Acquisition of assets

All assets acquired are recorded at their cost of acquisition, being the amount of cash or cash equivalents paid, and the fair value of assets given, shares issued or liabilities incurred. The cost of an asset comprises the purchase price including any incidental costs directly attributable to the acquisition; any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating; and the estimate of the costs of dismantling and removing the asset and restoring the site on which it is located determined in accordance with note 1(q).

Business combinations
The purchase method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the combination. Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Except for non-current assets or disposal groups classified as held for sale (which are measured at fair value less costs to sell), all identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the costs of the business combination over the net fair value of the identifiable net assets of the Group's share of the identifiable net assets acquired is recognised as goodwill. If the cost of acquisition is less than the Group's share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of the consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

1. Significant Accounting Policies (continued)

(h) Exploration and evaluation expenditure

Exploration and evaluation expenditure in respect of each area of interest is accounted for using the successful efforts method of accounting. The successful efforts method requires all exploration and evaluation expenditure to be expensed in the period it is incurred, except the costs of successful wells and the costs of acquiring interests in new exploration assets, which are capitalised as intangible exploration and evaluation. The costs of wells are initially capitalised pending the results of the well.

An area of interest refers to an individual geological area where the presence of oil or a natural gas field is considered favourable or has been proved to exist, and in most cases will comprise an individual prospective oil or gas field.

Exploration and evaluation expenditure is recognised in relation to an area of interest when the rights to tenure of the area of interest are current and either:

(i) such expenditure is expected to be recovered through successful development and commercial exploitation of the area of interest, or alternatively, by its sale; or

(ii) the exploration activities in the area of interest have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

The carrying amounts of the Group's exploration and evaluation assets are reviewed at each balance sheet date, in conjunction with the impairment review process referred to in note 1(p), to determine whether any of the following indicators of impairment exist:

(i) tenure over the licence area has expired during the period or will expire in the near future, and is not expected to be renewed;

(ii) substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is not budgeted or planned;

(iii) exploration for and evaluation of resources in the specific area has not led to the discovery of commercially viable quantities of resources, and the Group has decided to discontinue activities in the specific area; or

(iv) sufficient data exists to indicate that although a development is likely to proceed the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or from sale.

Where an indicator of impairment exists a formal estimate of the recoverable amount is made, and any resultant impairment loss is recognised in the income statement.

When a discovered oil or gas field enters the development phase the accumulated exploration and evaluation expenditure is transferred to oil and gas assets – assets in development.

(i) Oil and gas assets

Oil and gas assets are usually single oil or gas fields being developed for future production or which are in the production phase. Where several individual oil or gas fields are to be produced through common facilities, the individual oil or gas fields and the associated production facilities are managed and reported as a single oil and gas asset.

1. Significant Accounting Policies (continued)

(i) Oil and gas assets (continued)

Assets in development
When the technical and commercial feasibility of an undeveloped oil or gas field has been demonstrated, the field enters its development phase. The costs of oil and gas assets in the development phase are separately accounted for as tangible assets and include past exploration and evaluation costs, development drilling and other subsurface expenditure, surface plant and equipment and any associated land and buildings.

When commercial operation commences the accumulated costs are transferred to oil and gas assets – producing assets.

Producing assets
The costs of oil and gas assets in production are separately accounted for as tangible assets and include past exploration and evaluation costs, pre-production development costs and the ongoing costs of continuing to develop reserves for production and to expand or replace plant and equipment and any associated land and buildings.

These costs are subject to depreciation and depletion in accordance with note 1(k).

Ongoing exploration and evaluation activities
Often the initial discovery and development of an oil or gas asset will lead to ongoing exploration for, and evaluation of potential new oil or gas fields in the vicinity with the intention of producing any near field discoveries using the infrastructure in place.

Exploration and evaluation expenditure associated with oil and gas assets is accounted for in accordance with the policy in note 1(h). Exploration and evaluation expenditure amounts capitalised in respect of oil and gas assets are separately disclosed in note 14.

(j) Land, buildings, plant and equipment

Land and buildings are measured at cost less accumulated depreciation on buildings, less any impairment losses recognised.

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses. Such cost includes the cost of rotable spares and insurance spares that are purchased for back up or rotation with specific plant and equipment items. Similarly, the cost of major cyclical maintenance is recognised in the carrying amount of the related plant and equipment as a replacement only if it is eligible for capitalisation. Any remaining carrying amount from the cost of the previous major cyclical maintenance is derecognised. All other repairs and maintenance are recognised in profit or loss as incurred.

Depreciation on buildings, plant and equipment is calculated in accordance with note 1(k).

(k) Depreciation and depletion

Depreciation charges are calculated to write-off the depreciable value of buildings, plant and equipment over their estimated economic useful lives to the Group. Each component of an item of buildings, plant and equipment with a cost that is significant in relation to the total cost of the asset is depreciated separately. The residual value, useful life and depreciation method applied to an asset is reviewed at the end of each annual reporting period.

Depreciation of onshore buildings, plant and equipment and corporate assets is calculated using the straight-line method of depreciation on an individual asset basis from the date the asset is available for use.

1. Significant Accounting Policies (continued)

(k) Depreciation and depletion (continued)

The estimated useful lives for each class of onshore assets for the current and comparative periods are as follows:

• Buildings	20 - 50 years
• Plant and equipment	
▪ Computer equipment	3 - 5 years
▪ Motor vehicles	4 - 7 years
▪ Furniture and fittings	10 - 20 years
▪ Pipelines	10 - 30 years
▪ Plant and facilities	10 - 50 years

Depreciation of offshore plant and equipment is calculated using the units of production method on a cash-generating unit basis (refer note 1(p)) from the date of commencement of production.

Depletion charges are calculated using a unit of production method based on heating value which will amortise the cost of carried forward exploration, evaluation and subsurface development expenditure ("subsurface assets") over the life of the estimated Proven plus Probable ("2P") reserves in a cash-generating unit, together with future subsurface costs necessary to develop the hydrocarbon reserves in the respective cash-generating units.

The heating value measurement used for the conversion of volumes of different hydrocarbon products is barrels of oil equivalent.

Depletion is not charged on costs carried forward in respect of assets in the development stage until production commences.

(l) Available-for-sale financial assets

Financial instruments held by the Group and the Company which are classified as being available for sale are stated at fair value, with any resultant gain or loss being recognised directly in equity.

The fair value of financial instruments classified as available for sale is their quoted bid price at the close of business on the balance sheet date.

Financial instruments classified as available for sale are recognised/derecognised by the Group and the Company on the date it commits to purchase/sell the investments. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

(m) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Cost is determined as follows:

(i) drilling and maintenance stocks, which include plant spares, consumables and maintenance and drilling tools used for ongoing operations, are valued at weighted average cost; and

(ii) petroleum products, which comprise extracted crude oil, liquefied petroleum gas, condensate and naphtha stored in tanks and pipeline systems and processed sales gas and ethane stored in subsurface reservoirs, are valued using the absorption cost method in a manner which approximates specific identification.

1. Significant Accounting Policies (continued)

(n) Trade and other receivables

Trade and other receivables are initially recognised at fair value, which in practice is the equivalent of cost, less any impairment losses.

Long-term receivables are discounted and are stated at amortised cost, less impairment losses.

Trade and other receivables are assessed for indicators of impairment at each balance sheet date. Where a receivable is impaired the amount of the impairment is the difference between the asset's carrying value and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the receivable is reduced through the use of an allowance account. Changes in the allowance account are recognised in profit or loss.

(o) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and short-term deposits that are readily convertible to known amounts of cash, are subject to an insignificant risk of changes in value, and generally have an original maturity of three months or less.

(p) Impairment

The carrying amounts of the Group's assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. Where an indicator of impairment exists a formal estimate of the recoverable amount is made.

Oil and gas assets, land, buildings, plant and equipment are assessed for impairment on a cash-generating unit ("CGU") basis. A cash-generating unit is the smallest grouping of assets that generates independent cash inflows, and generally represents an individual oil or gas field. Impairment losses recognised in respect of cash-generating units are allocated to reduce the carrying amount of the assets in the unit on a pro-rata basis.

Exploration and evaluation assets are assessed for impairment in accordance with note 1(h).

An impairment loss is recognised in the income statement whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

Where a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in profit or loss even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in profit or loss.

Calculation of recoverable amount
The recoverable amount of an asset is the greater of its fair value less costs to sell and its value in use. In assessing value in use, an asset's estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash flows that are largely independent from other assets or groups of assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

1. Significant Accounting Policies (continued)

(p) Impairment (continued)

For oil and gas assets the estimated future cash flows are based on estimates of hydrocarbon reserves, future production profiles, commodity prices, operating costs and any future development costs necessary to produce the reserves. Estimates of future commodity prices are based on contracted prices where applicable or based on forward market prices where available.

Reversals of impairment
An impairment loss is reversed if there has been an increase in the estimated recoverable amount of a previously impaired asset. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or depletion, if no impairment loss had been recognised.

Impairment losses recognised on equity instruments classified as available-for-sale financial assets are not reversed.

(q) Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation using a discounted cash flow methodology. If the effect of the time value of money is material, the provision is discounted using a current pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The increase in the provision resulting from the passage of time is recognised in finance costs.

Restoration
Provisions for future environmental restoration are recognised where there is a present obligation as a result of exploration, development, production, transportation or storage activities having been undertaken, and it is probable that an outflow of economic benefits will be required to settle the obligation. The estimated future obligations include the costs of removing facilities, abandoning wells and restoring the affected areas.

The provision for future restoration costs is the best estimate of the present value of the future expenditure required to settle the restoration obligation at the reporting date, based on current legal requirements. Future restoration costs are reviewed annually and any changes in the estimate are reflected in the present value of the restoration provision at the balance sheet date, with a corresponding change in the cost of the associated asset.

The amount of the provision for future restoration costs relating to exploration, development and production facilities is capitalised and depleted as a component of the cost of those activities.

(r) Employee benefits

Wages, salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits, and annual leave that are expected to be settled within twelve months of the reporting date are recognised in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Expenses for non-vesting sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

1. Significant Accounting Policies (continued)

(r) Employee benefits (continued)

Long-term service benefits
A liability for long service leave is recognised and measured as the present value of the estimated future cash outflows to be made in respect of employees' services up to the balance sheet date. The obligation is calculated using expected future increases in wage and salary rates, experience of employee departures and periods of service. Expected future payments are discounted using the rates attached to the Commonwealth Government bonds at the balance sheet date which have maturity dates approximating the terms of the Group's obligations.

Defined contribution plans
The Company and its controlled entities contribute to several defined contribution superannuation plans. Obligations for contributions are recognised as an expense in the income statement as incurred.

Defined benefit plan
The Group's net obligation in respect of the defined benefit superannuation plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

The discount rate is the yield at the balance sheet date on government bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of the plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

Actuarial gains or losses that arise in calculating the Group's obligation in respect of the plan are recognised directly in retained earnings.

When the calculation results in plan assets exceeding liabilities to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

Share-based payment transactions
The Santos Executive Share Option Plan allows eligible executives to acquire shares in the capital of the Company. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the executive becomes unconditionally entitled to the options. The fair value of the options granted is measured using the Monte Carlo simulation method, taking into account the terms and market conditions upon which the options were granted. The amount recognised as an expense is only adjusted when the options do not vest due to non-market related conditions.

1. Significant Accounting Policies (continued)

(r) Employee benefits (continued)

The fair value of Share Acquisition Rights ("SARs") issued to eligible executives under the Executive Long-term Incentive Program is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the executive becomes unconditionally entitled to the SARs. The fair value of the SARs granted is measured using the Monte Carlo simulation method, taking into account the terms and market conditions upon which the SARs were granted. The amount recognised as an expense is only adjusted when the SARs do not vest due to non-market related conditions.

The fair value of shares issued to eligible employees under the Santos Employee Share Acquisition Plan, to eligible executives and employees under the Santos Employee Share Purchase Plan, and new shares issued to Non-executive Directors under the Non-executive Director Share Plan, is recognised as an increase in issued capital on grant date.

Shares issued under the Santos Employee Share Acquisition Plan to employees of subsidiaries are recognised in the Company's separate financial statements as an additional investment in the subsidiary with a corresponding credit to equity. As a result, the expense recognised by the Company in relation to equity-settled awards only represents the expense associated with grants to employees of the Company. The expense recognised by the Group is the total expense.

(s) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value, net of transaction costs incurred. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Fixed rate notes that are hedged by an interest rate swap are recognised at fair value (refer note 1(f)).

(t) Borrowing costs

Borrowing costs, including interest and finance charges relating to major oil and gas assets under development up to the date of commencement of commercial operations, are capitalised as a component of the cost of development. Where funds are borrowed specifically for qualifying projects the actual borrowing costs incurred are capitalised. Where the projects are funded through general borrowings the borrowing costs are capitalised based on the weighted average borrowing rate (refer note 21). Borrowing costs incurred after commencement of commercial operations are expensed.

All other borrowing costs are recognised in the profit or loss in the period in which they are incurred.

(u) Deferred income

A liability is recorded for obligations under sales contracts to deliver natural gas in future periods for which payment has already been received.

Deferred income is also recognised on asset sale agreements where consideration is received prior to all conditions precedent being fulfilled.

1. Significant Accounting Policies (continued)

(v) Trade and other payables

Trade and other payables are recognised when the related goods or services are received, at the amount of cash or cash equivalent that will be required to discharge the obligation, gross of any settlement discount offered. Trade payables are non-interest-bearing and are settled on normal terms and conditions.

(w) Share capital

Ordinary share capital
Ordinary share capital is classified as equity.

Preference share capital
Preference share capital is classified as equity if it is non-redeemable and any dividends are discretionary, or it is redeemable only at the Company's option. Dividends on preference share capital classified as equity are recognised as distributions within equity.

Dividends
Dividends are recognised as a liability at the time the Directors resolve to pay or declare the dividend.

Transaction costs
Transaction costs of an equity transaction are accounted for as a deduction from equity, net of any related income tax benefit.

(x) Revenue

Revenue is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is recognised and measured at the fair value of the consideration or contributions received, net of goods and services tax ("GST"), to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Sales revenue
Sales revenue is recognised on the basis of the Group's interest in a producing field ("entitlements" method), when the physical product and associated risks and rewards of ownership pass to the purchaser, which is generally at the time of ship or truck loading, or on the product entering the pipeline.

Revenue earned under a production sharing contract ("PSC") is recognised on a net entitlements basis according to the terms of the PSC.

Dividends
Dividend revenue from controlled entities is recognised as the dividends are declared, and from other parties as the dividends are received.

Overriding royalties
Royalties recognised on farmed-out operating lease rights are recognised as revenue as they accrue in accordance with the terms of the overriding royalty agreements.

Pipeline tariffs and processing tolls
Tariffs and tolls charged to other entities for use of pipelines and facilities owned by the Group are recognised as revenue as they accrue in accordance with the terms of the tariff and tolling agreements.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2008

1. **Significant Accounting Policies (continued)**

(x) Revenue (continued)

Trading revenue
Trading revenue represents the net revenue derived from the purchase and subsequent sale of hydrocarbon products from third parties where the risks and benefits of ownership of the product do not pass to the Group, or where the Group acts as an agent or broker with compensation on a commission or fee basis.

(y) Other income

Other income is recognised in the income statement at the fair value of the consideration received or receivable, net of GST, when the significant risks and rewards of ownership have been transferred to the buyer or when the service has been performed.

The gain or loss arising on disposal of a non-current asset is included as other income at the date control of the asset passes to the buyer. The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

Interest income is recognised in the income statement as it accrues, using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

(z) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee. All other leases are classified as operating leases.

Finance leases are capitalised at the lease's inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Assets under finance lease are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognised as an expense in the period in which they are incurred.

(aa) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax ("GST"), except where the amount of GST incurred is not recoverable from the Australian Taxation Office ("ATO"). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

1. Significant Accounting Policies (continued)

(aa) Goods and services tax (continued)

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(ab) Taxation

Royalty related taxation
Petroleum resource rent tax, resource rent royalty and additional profits tax are recognised as an income tax under AASB 112 *Income Taxes*.

Income tax
Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the amount of income tax payable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is determined using the balance sheet approach, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the appropriate tax bases. The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries to the extent it is probable that they will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

The Company and all its wholly-owned Australian resident entities are part of a tax-consolidated group under Australian taxation law. Santos Ltd is the head entity in the tax-consolidated group. Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are allocated among the members of the tax-consolidated group using a "stand-alone taxpayer" approach in accordance with Interpretation 1052 *Tax Consolidation Accounting* and are recognised in the separate financial statements of each entity. Current tax liabilities and assets and deferred tax assets arising from unused tax losses and tax credits of the members of the tax-consolidated group are recognised by the Company (as head entity in the tax-consolidated group).

The Company and the other entities in the tax-consolidated group have entered into a tax funding agreement. Tax contribution amounts payable under the tax funding agreement are recognised as payable to or receivable by the Company and each other member of the tax-consolidated group. Where the tax contribution amount recognised by each member of the tax-consolidated group for a particular period under the tax funding agreement is different from the aggregate of the current tax liability or asset and any deferred tax asset arising from unused tax losses and tax credits in respect of that period assumed by the Company, the difference is recognised as a contribution from (or distribution to) equity participants.

1. Significant Accounting Policies (continued)

(ab) Taxation (continued)

The Company and the other entities in the tax-consolidated group have also entered into a tax sharing agreement pursuant to which the other entities may be required to contribute to the tax liabilities of the Company in the event of default by the Company or upon leaving the tax-consolidated group.

(ac) Discontinued operations and non-current assets held for sale

A discontinued operation is a component of the Group that has been disposed of, or is classified as held for sale, and that represents a separate major line of business or geographical area of operations, and is part of a single coordinated plan to dispose of such a line of business or area of operations. The results of discontinued operations are presented separately on the face of the income statement and the assets and liabilities are presented separately on the balance sheet.

Non-current assets and disposal groups are classified as held for sale and measured at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction. They are not depreciated or amortised. For an asset or disposal group to be classified as held for sale, it must be available for immediate sale in its present condition and its sale must be highly probable.

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group) but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

(ad) Significant accounting judgements, estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on management's judgement regarding estimates and assumptions of future events. The reasonableness of estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. The key judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amount of certain assets and liabilities within the next annual reporting period are:

Estimates of reserve quantities

The estimated quantities of Proven plus Probable hydrocarbon reserves reported by the Company are integral to the calculation of depletion and depreciation expense and to assessments of possible impairment of assets. Estimated reserve quantities are based upon interpretations of geological and geophysical models and assessments of the technical feasibility and commercial viability of producing the reserves. These assessments require assumptions to be made regarding future development and production costs, commodity prices, exchange rates and fiscal regimes. The estimates of reserves may change from period to period as the economic assumptions used to estimate the reserves can change from period to period, and as additional geological data is generated during the course of operations. Reserves estimates are prepared in accordance with the Company's policies and procedures for reserves estimation which conform to guidelines prepared by the Society of Petroleum Engineers.

1. Significant Accounting Policies (continued)

(ad) Significant accounting judgements, estimates and assumptions (continued)

Exploration and evaluation

The Group's policy for exploration and evaluation expenditure is discussed in note 1(h). The application of this policy requires management to make certain estimates and assumptions as to future events and circumstances, particularly in relation to the assessment of whether economic quantities of reserves have been found. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised exploration and evaluation expenditure, management concludes that the capitalised expenditure is unlikely to be recovered by future exploitation or sale, then the relevant capitalised amount will be written off to the income statement.

The carrying amount of exploration and evaluation assets is disclosed in note 13.

Provision for restoration

The Group estimates the future removal and restoration costs of oil and gas production facilities, wells, pipelines and related assets at the time of installation of the assets. In most instances the removal of these assets will occur many years in the future. The estimate of future removal costs therefore requires management to make judgements regarding the removal date, future environmental legislation, the extent of restoration activities required and future removal technologies.

The carrying amount of the provision for restoration is disclosed in note 22.

Impairment of oil and gas assets

The Group assesses whether oil and gas assets are impaired on a semi-annual basis. This requires an estimation of the recoverable amount of the cash-generating unit to which the assets belong. The carrying amount of oil and gas assets and the assumptions used in the estimation of recoverable amount are discussed in notes 14 and 16 respectively.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2008

2. Segment Information

The Group operates predominantly in one business, namely the exploration, development, production, transportation and marketing of hydrocarbons. Revenue is derived from the sale of gas and liquid hydrocarbons and the transportation of crude oil.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise dividend revenue, interest-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Geographic segments

The Group operates primarily in Australia but also has international operations in Indonesia, Papua New Guinea, Vietnam, India, Bangladesh, Kyrgyz Republic and Egypt.

	CONTINUING OPERATIONS						DISCONTINUED OPERATIONS		TOTAL OPERATIONS	
	Australia		International		Total					
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Primary reporting	$million	$million	$million	$million	$million	$million	$million	$million	$million	$million
Geographic segments										
Revenue										
Revenue from Australian customers	947.8	895.5	-	-	947.8	895.5	-	-	947.8	895.5
Revenue from international customers	1,615.6	1,460.9	241.6	131.5	1,857.2	1,592.4	-	30.1	1,857.2	1,622.5
Total revenue	2,563.4	2,356.4	241.6	131.5	2,805.0	2,487.9	-	30.1	2,805.0	2,518.0
Results										
Segment results	2,785.7	1,027.5	(58.0)	(45.3)	2,727.7	982.2	-	(65.8)	2,727.7	916.4
Unallocated corporate expenses					(104.1)	(59.5)	-	-	(104.1)	(59.5)
Earnings before interest and tax ("EBIT")					2,623.6	922.7	-	(65.8)	2,623.6	856.9
Unallocated net financing (costs)/income					(90.4)	(139.1)	-	0.8	(90.4)	(138.3)
Profit/(loss) before tax					2,533.2	783.6	-	(65.0)	2,533.2	718.6
Income tax expense					(768.4)	(195.1)	-	(0.6)	(768.4)	(195.7)
Royalty related taxation expense					(114.7)	(163.6)	-	-	(114.7)	(163.6)
Total taxation expense					(883.1)	(358.7)	-	(0.6)	(883.1)	(359.3)
Net profit/(loss) for the period					1,650.1	424.9	-	(65.6)	1,650.1	359.3

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEKNTS

FOR THE YEAR ENDED 31 DECEMBER 2008

2. Segment Information (continued)

	CONTINUING OPERATIONS						DISCONTINUED OPERATIONS		TOTAL OPERATIONS	
	Australia		International		'otal					
Primary reporting	2008 $million	2007 $million	2008 $million	2007 $million	2008 $millio	2007 $million	2008 $million	2007 $million	2008 $million	2007 $million
Geographic segments (continued)										
Non-cash expenses										
Depreciation and depletion	593.0	707.2	48.1	27.0	641.1	734.2	-	-	641.1	734.2
Unallocated corporate depreciation and depletion					22.8	25.1	-	-	22.8	25.1
Total depreciation and depletion					663.9	759.3	-	-	663.9	759.3
Exploration and evaluation expensed	114.4	131.7	64.6	94.4	179.0	226.1	-	8.7	179.0	234.8
Net impairment loss on oil and gas assets	66.7	-	149.5	-	216.2	-	-	-	216.2	-
Net impairment loss on receivables	0.4	-	-	-	0.4	-	-	-	0.4	-
Total non-cash expenses					1,059.5	985.4	-	8.7	1,059.5	994.1
Acquisitions and additions of non-current assets										
Controlled entities	-	12.4	13.6	77.0	13.6	89.4	-	-	13.6	89.4
Oil and gas assets, property, plant and equipment	1,429.2	1,095.4	406.7	193.6	1,835.9	1,289.0	-	-	1,835.9	1,289.0
Unallocated corporate acquisition of oil and gas assets, property, plant and equipment					47.9	42.4	-	-	47.9	42.4
Total acquisitions and additions of non-current assets					1,897.4	1,420.8	-	-	1,897.4	1,420.8
Assets										
Segment assets	6,605.8	6,036.7	802.2	634.5	7,408.0	6,671.2	-	-	7,408.0	6,671.2
Unallocated corporate assets					2,393.9	649.0	-	-	2,393.9	649.0
Consolidated total assets					9,801.9	7,320.2	-	-	9,801.9	7,320.2
Liabilities										
Segment liabilities	2,421.8	1,936.3	126.0	149.8	2,547.8	2,086.1	-	-	2,547.8	2,086.1
Unallocated corporate liabilities					2,775.8	2,141.0	-	-	2,775.8	2,141.0
Consolidated total liabilities					5,323.6	4,227.1	-	-	5,323.6	4,227.1

Secondary reporting

Business segments

As described above, the Group operates predominantly in one business. Accordingly there are no additionbusiness segment disclosures to be made.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2008

	CONSOLIDATED 2008			CONSOLIDATED 2007			SANTOS LTD	
	Continuing $million	Discontinued $million	Total $million	Continuing $million	Discontinued $million	Total $million	2008 $million	2007 $million
3. Revenue and Other Income								
Product sales:								
Gas, ethane and liquefied gas	1,051.6	-	1,051.6	920.8	23.3	944.1	301.3	311.6
Crude oil	1,150.6	-	1,150.6	1,034.4	2.4	1,036.8	407.2	497.2
Condensate and naphtha	321.2	-	321.2	325.7	4.4	330.1	80.5	94.1
Liquefied petroleum gas	238.4	-	238.4	177.5	-	177.5	83.5	71.4
	2,761.8	-	2,761.8	2,458.4	30.1	2,488.5	872.5	974.3
Other revenue:								
Overriding royalties	16.1	-	16.1	13.3	-	13.3	23.9	20.2
Pipeline tariffs and tolls	9.3	-	9.3	4.4	-	4.4	3.5	-
Trading revenue	12.5	-	12.5	6.6	-	6.6	8.4	6.1
Dividends from controlled entities	-	-	-	-	-	-	27.0	874.0
Other	5.3	-	5.3	5.2	-	5.2	1.5	1.0
	43.2	-	43.2	29.5	-	29.5	64.3	901.3
Total revenue	2,805.0	-	2,805.0	2,487.9	30.1	2,518.0	936.8	1,875.6
Other income:								
Insurance recoveries	35.8	-	35.8	2.4	-	2.4	-	-
Net gain on redetermination of unitised field	-	-	-	46.8	-	46.8	-	-
Net gain on sale of available-for-sale financial assets	0.3	-	0.3	33.4	-	33.4	0.3	13.9
Net loss on sale of discontinued operations *	-	-	-	-	(67.7)	(67.7)	-	-
Net gain on sale of non-current assets	1,698.5	-	1,698.5	(0.9)	(1.9)	(2.8)	0.8	1.7
	1,734.6	-	1,734.6	81.7	(69.6)	12.1	1.1	15.6

* Includes impairment loss on measurement to fair value less costs to sell of $97.6 million, net of $27.2 million gain recycled into profit and loss on the reversal of associated amounts previously deferred in the foreign currency translation reserve.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2008

	CONSOLIDATED 2008			CONSOLIDATED 2007			SANTOS LTD	
	Continuing	Discontinued	Total	Continuing	Discontinued	Total	2008	2007
	$million	$million	$million	$million	$million	$million	$million	$million
4. Expenses								
Cost of sales:								
Cash cost of production								
Production costs:								
Production expenses	464.8	-	464.8	377.9	3.0	380.9	155.3	115.3
Production facilities operating leases	78.6	-	78.6	67.9	-	67.9	29.4	27.7
	543.4	-	543.4	445.8	3.0	448.8	184.7	143.0
Other operating costs:								
Pipeline tariffs, tolls and other	84.1	-	84.1	68.9	-	68.9	20.8	23.1
Royalty and excise	100.5	-	100.5	71.3	2.8	74.1	43.4	30.8
	184.6	-	184.6	140.2	2.8	143.0	64.2	53.9
Total cash cost of production	728.0	-	728.0	586.0	5.8	591.8	248.9	196.9
Depreciation and depletion	661.5	-	661.5	756.8	-	756.8	272.9	418.2
Third party gas purchases	62.0	-	62.0	20.1	-	20.1	7.4	3.7
Increase in product stock	(28.9)	-	(28.9)	(33.8)	-	(33.8)	(8.5)	(15.7)
Total cost of sales	1,422.6	-	1,422.6	1,329.1	5.8	1,334.9	520.7	603.1

SANTOS LTD AND CONTROLLED ENTITIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2008

	CONSOLIDATED 2008			CONSOLIDATED 2007			SANTOS LTD	
	Continuing	Discontinued	Total	Continuing	Discontinued	Total	2008	2007
	$million	$million	$million	$million	$million	$million	$million	$million
4. Expenses (continued)								
Other expenses:								
Selling	17.6	-	17.6	12.5	-	12.5	10.5	7.5
Corporate	97.0	-	97.0	62.8	11.8	74.6	87.3	64.3
Depreciation	2.4	-	2.4	2.5	-	2.5	0.4	1.1
	117.0	-	117.0	77.8	11.8	89.6	98.2	72.9
Foreign exchange (gains)/losses	(24.4)	-	(24.4)	(0.4)	-	(0.4)	(7.1)	0.7
Change in fair value of financial assets designated as at fair value through profit or loss	12.5	-	12.5	11.9	-	11.9	-	1.3
Fair value hedges, (gains)/losses:								
On the hedging instrument	(236.2)	-	(236.2)	(56.7)	-	(56.7)	-	-
On the hedged item attributable to the hedged risk	228.9	-	228.9	59.1	-	59.1	-	-
Exploration and evaluation expensed	179.0	-	179.0	226.1	8.7	234.8	22.2	54.2
Net impairment loss on oil and gas assets	216.2	-	216.2	-	-	-	71.2	56.6
Net impairment loss on receivables	0.4	-	0.4	-	-	-	0.3	-
Impairment (reversal)/loss on receivables due from controlled entities	-	-	-	-	-	-	(23.8)	25.3
Net impairment loss/(reversal) on investments in controlled entities	-	-	-	-	-	-	49.6	(380.7)
	493.4	-	493.4	317.8	20.5	338.3	210.6	(169.7)

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2008

	CONSOLIDATED 2008			CONSOLIDATED 2007			SANTOS LTD	
	Continuing $million	Discontinued $million	Total $million	Continuing $million	Discontinued $million	Total $million	2008 $million	2007 $million
4. Expenses (continued)								
Profit before tax includes the following:								
Depreciation and depletion:								
Depletion of subsurface assets	401.7	-	401.7	431.3	-	431.3	181.2	265.7
Depreciation of plant and equipment	256.6	-	256.6	323.6	-	323.6	89.7	151.3
Depreciation of buildings	5.6	-	5.6	4.4	-	4.4	2.4	2.3
Total depreciation and depletion	663.9	-	663.9	759.3	-	759.3	273.3	419.3
Employee benefits expense	216.7	-	216.7	173.8	6.5	180.3	210.4	176.8
Net write-down of inventories	0.6	-	0.6	0.2	-	0.2	0.2	0.3
Operating lease rentals:								
Minimum lease payments	88.4	-	88.4	59.1	0.2	59.3	39.0	41.1
Contingent rentals	0.4	-	0.4	0.5	-	0.5	0.2	0.1
5. Earnings								
Earnings before interest, tax, depreciation, depletion, exploration and impairment ("EBITDAX") is calculated as follows:								
Profit/(loss) before tax	2,533.2	-	2,533.2	783.6	(65.0)	718.6	103.2	1,352.2
Add back:								
Net financing costs/(income)	90.4	-	90.4	139.1	(0.8)	138.3	103.4	105.6
Earnings before interest and tax ("EBIT")	2,623.6	-	2,623.6	922.7	(65.8)	856.9	206.6	1,457.8
Add back:								
Depreciation and depletion	663.9	-	663.9	759.3	-	759.3	273.3	419.3
Exploration and evaluation expensed	179.0	-	179.0	226.1	8.7	234.8	22.2	54.2
Net impairment loss on oil and gas assets	216.2	-	216.2	-	-	-	71.2	56.6
Net impairment loss on receivables	0.4	-	0.4	-	-	-	0.3	-
Impairment (reversal)/loss on receivables due from controlled entities	-	-	-	-	-	-	(23.8)	25.3
Net impairment loss/(reversal) on investments in controlled entities	-	-	-	-	-	-	49.6	(360 7)
EBITDAX	3,683.1	-	3,683.1	1,908.1	(57.1)	1,851.0	599.4	1,632 5

SAITOS LTD AND CONTROLLED ENTITIES

NOTES TO HE CONSOLIDATED FINANCIAL STATEMENTS

FOFTHE YEAR ENDED 31 DECEMBER 2008

	ONSOLIDATED 2008			CONSOLIDATED 2007			SANTOS LTD	
	Continuing $million	Discontinued $million	Total $million	Continuing $million	Discontinued $million	Total $million	2008 $million	2007 $million
5. Earnings (continued)								
Amounts that are unusual because of their nature, size, or incidence:								
Net gain on sale of non-current assets includes the gain on sale of 40% interest in Fairview and Roma assets to PETRONAS	(1,697.4)	-	(1,697.4)	-	-	-	-	-
Remediation and related costs of the Moonie to Brisbane pipeline incidents	31.5	-	31.5	38.0	-	38.0	-	-
6. Net Financing Costs								
Interest income:								
Controlled entities	-	-	-	-	-	-	(129.2)	(186.2)
Other entities	(63.3)	-	(63.3)	(13.6)	(0.8)	(14.4)	(53.8)	(2.6)
Financial income	(63.3)	-	(63.3)	(13.6)	(0.8)	(14.4)	(183.0)	(188.8)
Interest expense:								
Controlled entities	-	-	-	-	-	-	276.1	279.7
Other entities	131.5	-	131.5	129.5	-	129.5	1.2	0.6
Less borrowing costs capitalised	(9.5)	-	(9.5)	(6.3)	-	(6.3)	-	-
	122.0	-	122.0	123.2	-	123.2	277.3	280.3
Unwind of the effect of discounting on provisions	31.3	-	31.3	23.9	-	23.9	8.7	8.5
Interest component of finance leases	0.4	-	0.4	-	-	-	0.4	-
Other	-	-	-	5.6	-	5.6	-	5.6
Financial expenses	153.7	-	153.7	152.7	-	152.7	286.4	294.4
Net financing costs/(income)	90.4	-	90.4	139.1	(0.8)	138.3	103.4	105.6

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2008

	CONSOLIDATED		SANTOS LTD	
	2008 $million	2007 $million	**2008 $million**	2007 $million
7. Taxation Expense				
Recognised in the income statement				
Income tax expense				
Current tax expense				
Current year	726.7	236.2	(8.0)	48.5
Adjustments for prior years	(8.5)	(23.2)	13.6	10.7
	718.2	213.0	5.6	59.2
Deferred tax expense				
Origination and reversal of temporary differences	89.6	12.1	42.4	1.5
Benefit of tax losses recognised	(27.9)	(19.2)	(27.9)	-
Adjustments for prior years	(11.5)	(10.2)	31.3	(10.6)
	50.2	(17.3)	45.8	(9.1)
Total income tax expense	768.4	195.7	51.4	50.1
Royalty related taxation expense				
Current tax expense				
Current year	79.3	94.8	27.8	28.1
Adjustments for prior years	6.7	(12.5)	2.0	-
	86.0	82.3	29.8	28.1
Deferred tax expense				
Origination and reversal of temporary differences	28.7	81.3	1.9	3.8
Total royalty related taxation expense	114.7	163.6	31.7	31.9

SANTOS LTD AND CONTROLLED ENTITIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2008

	CONSOLIDATED		SANTOS LTD	
	2008 $million	2007 $million	**2008 $million**	2007 $million
7. Taxation Expense (continued)				
Numerical reconciliation between tax expense and pre-tax net profit				
Profit before tax	2,533.2	718.6	103.2	1,352.2
Prima facie income tax at 30% (2007: 30%)	760.0	215.6	31.0	405.7
Increase in income tax expense due to:				
Non-deductible depreciation and depletion	2.9	3.5	1.7	25.5
Net impairment loss/(reversal) of investments in controlled entities	-	-	14.8	(114.2)
Net impairment loss/(reversal) of receivables from controlled entities	-	-	(7.1)	7.6
Benefit arising from previously unrecognised tax losses or temporary differences that is used to reduce current tax expense	(2.1)	(10.1)	-	(6.6)
Foreign losses not recognised	26.4	38.5	-	-
Dividends from controlled entities	-	-	(10.2)	(262.2)
Tax losses recognised	(27.9)	(19.2)	(27.9)	-
Under/(over) provided in prior years	19.1	(33.4)	44.9	0.1
Other	(10.0)	0.8	4.2	(5.8)
Income tax expense	768.4	195.7	51.4	50.1
Royalty related taxation expense	114.7	163.6	31.7	31.9
Total taxation expense	883.1	359.3	83.1	82.0
Total taxation expense is attributable to:				
Continuing operations	883.1	358.7	83.1	82.0
Discontinued operations	-	0.6	-	-
	883.1	359.3	83.1	82.0
Deferred tax (credited)/charged directly to equity				
(Loss)/gain on foreign currency loans designated as hedges of net investments in foreign operations	(82.0)	26.8	-	-
Change in fair value of available-for-sale financial assets	(4.0)	(3.3)	(4.0)	1.5
Off-market share buy-back transaction costs	(0.6)	(0.6)	(0.6)	(0.6)
Actuarial (loss)/gain on defined benefit plan	(11.0)	1.9	(11.0)	1.9
	(97.6)	24.8	(15.6)	2.8

8. Discontinued Operations

During 2007, the Group disposed of its exploration and production activities in the United States for US$70.0 million (A$85.6 million). The results of the discontinued operations for 2007 are disclosed in the income statement, with further details provided in notes 3, 4 and 6.

SANTOS LTD AND CONTROLLED ENTITIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2008

	CONSOLIDATED		SANTOS LTD	
	2008 $million	2007 $million	**2008 $million**	2007 $million
9. Cash and Cash Equivalents				
Cash at bank and in hand	273.2	128.6	154.5	49.3
Short-term deposits	1,279.7	71.9	1,248.4	7.5
Cash and cash equivalents in the cash flow statements	1,552.9	200.5	1,402.9	56.8

The carrying amounts of cash and cash equivalents represent fair value. Bank balances and short-term deposits earn interest at floating rates based upon market rates.

Short-term deposits generally have an original maturity of three months or less. The Group currently has a significant amount of funds invested in numerous short-term deposits that are held with a range of different counterparties, and that have varying maturity dates of between three to six months based on when the cash is likely to be required and to take advantage of a range of investment yields. These funds are managed as part of the Group's total cash management procedures and are readily convertible to cash if required.

Restricted cash balances

Barracuda Ltd, a wholly-owned subsidiary incorporated in Papua New Guinea, has cash and cash equivalents at 31 December 2008 of US$10.2 million (2007: US$14.5 million) which can only be repatriated to Australia with the permission of the Internal Revenue Commission of Papua New Guinea in accordance with the financing plan submitted in respect of PDL 3.

Santos (BBF) Pty Ltd, a wholly-owned Australian subsidiary, has cash and cash equivalents at 31 December 2008 of US$20.4 million (2007: US$23.7 million) that are held to cover obligations under a reserve-based facility.

	CONSOLIDATED		SANTOS LTD	
	2008 $million	2007 $million	**2008 $million**	2007 $million
10. Trade and Other Receivables				
Current receivables				
Trade receivables	327.6	429.0	121.3	145.2
Allowance for impairment loss	(0.4)	-	(0.3)	-
	327.2	429.0	121.0	145.2
Tax related balances owing by controlled entities	-	-	532.8	20.0
Non-trade receivables and prepayments	254.4	178.4	40.1	43.3
	581.6	607.4	693.9	208.5
The ageing of trade receivables at the reporting date is as follows:				
Past due not impaired:				
Less than one month	310.0	394.0	121.0	143.7
One to three months	11.2	20.1	-	0.7
Three to six months	2.4	13.3	-	-
Six to twelve months	2.9	-	-	0.1
Greater than twelve months	0.7	1.6	-	0.7
Considered impaired:				
Greater than twelve months	0.4	-	0.3	-
	327.6	429.0	121.3	145.2

10. Trade and Other Receivables (continued)

Trade receivables are non-interest-bearing and settlement terms are generally within 30 days.

Trade receivables that are neither past due nor impaired relate to a number of independent customers for whom there is no recent history of default.

Impaired receivables
An allowance for impairment loss is recognised when there is objective evidence that an individual trade receivable is impaired. An impairment loss of $0.4 million was recognised by the Group during the year ($0.3 million by the Company), in relation to a disputed invoice ($0.3 million) and balances owed from companies that have gone into receivership ($0.1 million).

	CONSOLIDATED		SANTOS LTD	
	2008 $million	2007 $million	**2008 $million**	2007 $million
Non-current receivables				
Receivables due from controlled entities:				
Non-interest-bearing	-	-	108.0	29.1
Interest-bearing	-	-	1,192.9	1,275.7
Receivables due from other related entities	6.0	-	-	-
	6.0	-	1,300.9	1,304.8

Receivables due from controlled entities are shown net of impairment losses of $7.8 million (2007: $31.6 million).

Receivables due from controlled entities are for loans made in the ordinary course of business for an indefinite period. Interest-bearing amounts owing by controlled entities are at normal market terms and conditions.

Receivables due from other related entities are for loans made in the ordinary course of business for a term of five years, and interest is calculated on normal market terms and conditions.

11. Inventories

	CONSOLIDATED 2008	CONSOLIDATED 2007	SANTOS LTD 2008	SANTOS LTD 2007
Petroleum products	163.4	165.4	82.0	86.7
Drilling and maintenance stocks	126.3	76.1	54.0	29.2
Total inventories at the lower of cost and net realisable value	289.7	241.5	136.0	115.9
Drilling and maintenance stocks included above that are stated at net realisable value	106.2	59.7	53.3	28.6

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2008

	CONSOLIDATED		SANTOS LTD	
	2008 $million	2007 $million	**2008 $million**	2007 $million
12. Derivative Financial Instruments				
Current derivative financial instruments				
Cross-currency swap contracts	59.2	-	-	-
Fair value of embedded derivatives	-	6.9	-	-
	59.2	6.9	-	-
Non-current derivative financial instruments				
Cross-currency swap contracts	32.8	-	-	-
Interest rate swap contracts	303.5	77.2	-	-
	336.3	77.2	-	-

13. Exploration and Evaluation Assets

	CONSOLIDATED			SANTOS LTD		
	Sub-surface assets $million	Plant and equipment $million	Total $million	Sub-surface assets $million	Plant and equipment $million	Total $million
Balance at 31 December 2008	427.4	0.1	427.5	42.6	0.1	42.7
Balance at 31 December 2007	332.3	0.1	332.4	15.4	0.1	15.5
Reconciliation of movements						
Balance at 1 January 2008	332.3	0.1	332.4	15.4	0.1	15.5
Acquisition of controlled entities	15.0	-	15.0	-	-	-
Acquisition of exploration and evaluation assets	27.8	-	27.8	-	-	-
Additions	357.1	-	357.1	81.4	-	81.4
Exploration and evaluation expensed	(179.0)	-	(179.0)	(22.2)	-	(22.2)
Disposals	(0.1)	-	(0.1)	-	-	-
Net impairment losses	(1.1)	-	(1.1)	-	-	-
Transfer to oil and gas assets	(182.9)	-	(182.9)	(32.0)	-	(32.0)
Exchange differences	58.3	-	58.3	-	-	-
Balance at 31 December 2008	427.4	0.1	427.5	42.6	0.1	42.7
Balance at 1 January 2007	359.7	0.6	360.3	20.6	0.1	20.7
Acquisition of controlled entities	56.3	-	56.3	-	-	-
Acquisition of exploration and evaluation assets	11.5	-	11.5	-	-	-
Additions	311.9	-	311.9	95.2	-	95.2
Exploration and evaluation expensed	(226.1)	-	(226.1)	(54.2)	-	(54.2)
Disposals	(1.0)	(0.5)	(1.5)	-	-	-
Transfer to oil and gas assets	(163.3)	-	(163.3)	(46.2)	-	(46.2)
Exchange differences	(16.7)	-	(16.7)	-	-	-
Balance at 31 December 2007	332.3	0.1	332.4	15.4	0.1	15.5

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2008

14. Oil and Gas Assets

	CONSOLIDATED			SANTOS LTD		
2008	**Sub-surface assets $million**	**Plant and equipment $million**	**Total $million**	**Sub-surface assets $million**	**Plant and equipment $million**	**Total $million**
Cost at 31 December 2008	7,811.1	6,070.8	13,881.9	2,809.0	2,377.4	5,186.4
Less accumulated depreciation, depletion and impairment	(4,555.8)	(3,071.3)	(7,627.1)	(1,947.7)	(1,461.0)	(3,408.7)
Balance at 31 December 2008	3,255.3	2,999.5	6,254.8	861.3	916.4	1,777.7
Reconciliation of movements						
Assets in development						
Balance at 1 January 2008	220.4	0.4	220.8	-	-	-
Additions	133.8	123.5	257.3	-	-	-
Transfer from exploration and evaluation assets	135.8	-	135.8	-	-	-
Exchange differences	38.5	(0.8)	37.7	-	-	-
Balance at 31 December 2008	528.5	123.1	651.6	-	-	-
Producing assets						
Balance at 1 January 2008	2,906.6	2,457.0	5,363.6	749.8	900.3	1,650.1
Acquisition of oil and gas assets	-	-	-	0.7	-	0.7
Additions	593.2	600.5	1,193.7	301.1	117.3	418.4
Transfer from exploration and evaluation assets	47.1	-	47.1	32.0	-	32.0
Disposals	(350.7)	(0.7)	(351.4)	-	0.4	0.4
Depreciation and depletion expense	(401.6)	(239.5)	(641.1)	(181.2)	(71.5)	(252.7)
Net impairment losses	(138.0)	(77.1)	(215.1)	(41.1)	(30.1)	(71.2)
Exchange differences	70.2	136.2	206.4	-	-	-
Balance at 31 December 2008	2,726.8	2,876.4	5,603.2	861.3	916.4	1,777.7
Total oil and gas assets	3,255.3	2,999.5	6,254.8	861.3	916.4	1,777.7
Comprising:						
Exploration and evaluation expenditure pending commercialisation	222.9	0.7	223.6	-	-	-
Other capitalised expenditure	3,032.4	2,998.8	6,031.2	861.3	916.4	1,777.7
	3,255.3	2,999.5	6,254.8	861.3	916.4	1,777.7

14. Oil and Gas Assets (continued)

	CONSOLIDATED			SANTOS LTD		
2007	Sub-surface assets $million	Plant and equipment $million	Total $million	Sub-surface assets $million	Plant and equipment $million	Total $million
Cost at 31 December 2007	7,143.2	5,212.1	12,355.3	2,475.2	2,259.7	4,734.9
Less accumulated depreciation, depletion and impairment	(4,016.2)	(2,754.7)	(6,770.9)	(1,725.4)	(1,359.4)	(3,084.8)
Balance at 31 December 2007	3,127.0	2,457.4	5,584.4	749.8	900.3	1,650.1
Reconciliation of movements						
Assets in development						
Balance at 1 January 2007	204.6	2.9	207.5	-	-	-
Additions	52.1	14.6	66.7	-	-	-
Transfer from exploration and evaluation assets	109.6	-	109.6	-	-	-
Transfer to producing assets	(133.0)	(14.1)	(147.1)	-	-	-
Exchange differences	(12.9)	(3.0)	(15.9)	-	-	-
Balance at 31 December 2007	220.4	0.4	220.8	-	-	-
Producing assets						
Balance at 1 January 2007	2,651.9	2,373.3	5,025.2	856.3	863.2	1,719.5
Acquisition of controlled entities	50.5	-	50.5	-	-	-
Acquisition of oil and gas assets	20.9	-	20.9	-	-	-
Additions	447.8	413.2	861.0	160.4	176.4	336.8
Transfer from assets in development	133.0	14.1	147.1	-	-	-
Transfer from exploration and evaluation assets	53.7	-	53.7	46.2	-	46.2
Depreciation and depletion expense	(431.3)	(303.2)	(734.5)	(265.7)	(130.1)	(395.8)
Net impairment losses	-	-	-	(47.4)	(9.2)	(56.6)
Exchange differences	(19.9)	(40.4)	(60.3)	-	-	-
Balance at 31 December 2007	2,906.6	2,457.0	5,363.6	749.8	900.3	1,650.1
Total oil and gas assets	3,127.0	2,457.4	5,584.4	749.8	900.3	1,650.1
Comprising:						
Exploration and evaluation expenditure pending commercialisation	197.3	0.4	197.7	-	-	-
Other capitalised expenditure	2,929.7	2,457.0	5,386.7	749.8	900.3	1,650.1
	3,127.0	2,457.4	5,584.4	749.8	900.3	1,650.1

15. Other Land, Buildings, Plant and Equipment

	CONSOLIDATED			SANTOS LTD		
	Land and buildings $million	Plant and equipment $million	Total $million	Land and buildings $million	Plant and equipment $million	Total $million
Cost at 31 December 2008	35.6	275.5	311.1	5.1	247.6	252.7
Less accumulated depreciation	(3.2)	(148.0)	(151.2)	(0.6)	(142.4)	(143.0)
Balance at 31 December 2008	32.4	127.5	159.9	4.5	105.2	109.7
Cost at 31 December 2007	27.1	236.1	263.2	4.8	224.9	229.7
Less accumulated depreciation	(2.5)	(125.9)	(128.4)	(0.6)	(121.7)	(122.3)
Balance at 31 December 2007	24.6	110.2	134.8	4.2	103.2	107.4
Reconciliation of movements						
Balance at 1 January 2008	24.6	110.2	134.8	4.2	103.2	107.4
Additions	8.5	39.4	47.9	0.3	22.6	22.9
Depreciation	(0.7)	(22.1)	(22.8)	-	(20.6)	(20.6)
Balance at 31 December 2008	32.4	127.5	159.9	4.5	105.2	109.7
Balance at 1 January 2007	20.0	97.2	117.2	4.3	89.9	94.2
Additions	5.1	37.3	42.4	-	36.7	36.7
Depreciation	(0.5)	(24.3)	(24.8)	(0.1)	(23.4)	(23.5)
Balance at 31 December 2007	24.6	110.2	134.8	4.2	103.2	107.4

16. Impairment of Cash-generating Units

At 31 December 2008 the Group reassessed the carrying amount of its oil and gas assets for indicators of impairment such as changes in future prices, future costs and reserves. As a result of the significant decrease in the oil price, decreases in reserves and increases in the discount rates applied, the recoverable amounts of some cash-generating units were formally reassessed resulting in an impairment loss of $216.2 million.

Estimates of recoverable amounts are based on the asset's value in use, determined by discounting each asset's estimated future cash flows at asset specific discount rates. The pre-tax discount rates applied were equivalent to post-tax discount rates between 8.8% and 15.8% (2007: 8.0% and 10.6%) depending on the nature of the risks specific to each asset. Where an asset does not generate cash flows that are largely independent from other assets or groups of assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

	CONSOLIDATED			SANTOS LTD		
CGU	Sub-surface assets $million	Plant and equipment $million	Total $million	Sub-surface assets $million	Plant and equipment $million	Total $million
2008						
Sampang	97.5	30.9	128.4	-	-	-
Sangu	20.0	-	20.0	-	-	-
Other – impairment losses	1.1	-	1.1	-	-	-
International	118.6	30.9	149.5	-	-	-
Cooper Basin	-	44.6	44.6	-	24.4	24.4
Patricia Baleen	20.5	1.6	22.1	9.7	0.7	10.4
Mutineer-Exeter	-	-	-	31.4	5.0	36.4
Australia	20.5	46.2	66.7	41.1	30.1	71.2
Total impairment loss	139.1	77.1	216.2	41.1	30.1	71.2
2007						
Mutineer-Exeter	-	-	-	39.3	8.6	47.9
Other – impairment losses	-	-	-	8.1	0.6	8.7
Australia	-	-	-	47.4	9.2	56.6
Total impairment loss	-	-	-	47.4	9.2	56.6

CGU	Description
Cooper Basin	Oil and gas field
Mutineer-Exeter	Oil field
Patricia Baleen	Gas field
Sampang	Oil field
Sangu	Gas field

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2008

17. Available-For-Sale Financial Assets

	CONSOLIDATED		SANTOS LTD	
	2008 $million	2007 $million	**2008 $million**	2007 $million
Equity securities available for sale	2.1	15.6	2.1	15.6

Investments in equity securities available for sale consist of investments in ordinary shares listed on the Australian Securities Exchange, and have no fixed maturity date or coupon rate.

18. Other Financial Assets

	CONSOLIDATED		SANTOS LTD	
	2008 $million	2007 $million	**2008 $million**	2007 $million
Investments in controlled entities	-	-	3,421.9	3,472.5
Other	20.9	32.7	18.9	16.1
	20.9	32.7	3,440.8	3,488.6

19. Deferred Tax Assets and Liabilities

Recognised deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net	
Consolidated	**2008 $million**	2007 $million	**2008 $million**	2007 $million	**2008 $million**	2007 $million
Exploration and evaluation assets	-	-	(73.5)	(18.5)	(73.5)	(18.5)
Oil and gas assets	-	-	(289.2)	(351.5)	(289.2)	(351.5)
Other land, buildings, plant and equipment	46.4	63.5	-	-	46.4	63.5
Other investments	0.8	-	-	(3.3)	0.8	(3.3)
Trade receivables	-	-	(3.6)	(5.7)	(3.6)	(5.7)
Other receivables	-	-	(4.4)	(0.1)	(4.4)	(0.1)
Inventories	-	-	(26.7)	(20.1)	(26.7)	(20.1)
Prepayments	-	-	(1.9)	(2.2)	(1.9)	(2.2)
Derivative financial instruments	-	-	(117.0)	(19.1)	(117.0)	(19.1)
Other assets	-	-	(9.6)	-	(9.6)	-
Equity-raising costs	0.8	0.6	-	-	0.8	0.6
Trade payables	-	6.5	-	-	-	6.5
Interest-bearing loans and borrowings	85.8	-	-	(87.1)	85.8	(87.1)
Employee benefits	21.3	19.3	-	-	21.3	19.3
Defined benefit obligation	13.3	3.4	-	-	13.3	3.4
Other liabilities	-	-	(3.4)	-	(3.4)	-
Provisions	31.9	11.1	-	-	31.9	11.1
Royalty related taxes	-	-	(257.7)	(217.4)	(257.7)	(217.4)
Other items	-	-	(52.1)	(54.1)	(52.1)	(54.1)
Tax value of carry-forward losses recognised	5.7	18.5	-	-	5.7	18.5
Tax assets/(liabilities)	206.0	122.9	(839.1)	(779.1)	(633.1)	(656.2)
Set-off of tax	(95.0)	(36.1)	95.0	36.1	-	-
Net tax assets/(liabilities)	111.0	86.8	(744.1)	(743.0)	(633.1)	(656.2)

19. Deferred Tax Assets and Liabilities (continued)

	Assets		Liabilities		Net	
Santos Ltd	**2008 $million**	2007 $million	**2008 $million**	2007 $million	**2008 $million**	2007 $million
Exploration and evaluation assets	-	-	(10.2)	(4.5)	(10.2)	(4.5)
Oil and gas assets	-	-	(77.2)	(71.7)	(77.2)	(71.7)
Other land, buildings, plant and equipment	-	-	(9.0)	(7.7)	(9.0)	(7.7)
Other investments	0.8	-	-	(3.3)	0.8	(3.3)
Trade receivables	-	-	(3.0)	(5.0)	(3.0)	(5.0)
Other receivables	-	-	(4.4)	-	(4.4)	-
Inventories	-	-	(15.3)	(12.5)	(15.3)	(12.5)
Other assets	1.2	2.7	-	-	1.2	2.7
Equity-raising costs	0.8	0.6	-	-	0.8	0.6
Employee benefits	20.3	18.3	-	-	20.3	18.3
Defined benefit obligation	13.3	3.4	-	-	13.3	3.4
Provisions	12.2	8.2	-	-	12.2	8.2
Other liabilities	-	-	(0.2)	-	(0.2)	-
Royalty related taxes	-	-	(60.8)	(55.1)	(60.8)	(55.1)
Other items	-	8.4	(2.5)	-	(2.5)	8.4
Tax value of carry-forward losses recognised	-	9.0	-	-	-	9.0
Tax (assets)/liabilities	48.6	50.6	(182.6)	(159.8)	(134.0)	(109.2)
Set-off of tax	(48.6)	(50.6)	48.6	50.6	-	-
Net tax liabilities	-	-	(134.0)	(109.2)	(134.0)	(109.2)

Unrecognised deferred tax assets
Deferred tax assets have not been recognised in respect of the following items:

	CONSOLIDATED		SANTOS LTD	
	2008 $million	2007 $million	**2008 $million**	2007 $million
Temporary differences in relation to investments in subsidiaries	1,017.1	834.4	-	-
Deductible temporary differences	73.7	75.8	-	-
Tax losses	45.9	72.8	-	27.8
	1,136.7	983.0	-	27.8

Deferred tax assets have not been recognised in respect of these items because it is not probable that the temporary differences will reverse in the future and that there will be sufficient future taxable profits against which the benefits can be utilised. Unrecognised deductible temporary differences and tax losses of $45.8 million (2007: $44.9 million) will expire between 2009 and 2028. The remaining deductible temporary differences and tax losses do not expire under current tax legislation.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2008

	CONSOLIDATED		SANTOS LTD	
	2008 $million	2007 $million	**2008 $million**	2007 $million
20. Trade and Other Payables				
Trade payables	391.3	432.4	132.0	180.6
Non-trade payables and accrued expenses	213.5	177.3	64.8	55.3
Amounts owing to controlled entities	-	-	526.2	389.2
	604.8	609.7	723.0	625.1

21. Interest-Bearing Loans and Borrowings

This note provides information about the contractual terms of the Group's interest-bearing loans and borrowings. For more information about the Group's exposure to interest rate and foreign currency risk, see note 38.

	CONSOLIDATED 2008	CONSOLIDATED 2007	SANTOS LTD 2008	SANTOS LTD 2007
Current liabilities				
Obligations under finance leases	0.6	-	0.6	-
Bank loans – secured	24.1	1.4	-	-
Bank loans – unsecured	27.6	17.3	-	-
Commercial paper	-	64.6	-	-
Medium-term notes	-	19.8	-	-
Long-term notes	46.3	-	-	-
	98.6	103.1	0.6	-
Non-current liabilities				
Amounts owing to controlled entities	-	-	4,082.8	2,478.2
Obligations under finance leases	2.6	-	2.6	-
Bank loans – secured	19.7	46.4	-	-
Bank loans – unsecured	194.0	304.5	-	-
Medium-term notes	457.2	438.8	-	-
Long-term notes	1,682.3	1,203.2	-	-
	2,355.8	1,992.9	4,085.4	2,478.2

The amounts owing to controlled entities are for loans made in the ordinary course of business on normal market terms and conditions and are not repayable for a minimum of nine years.

The Group has entered into interest rate swap contracts to manage the exposure to interest rates. This has resulted in a weighted average interest rate on interest-bearing liabilities of 5.74% as at 31 December 2008 (2007: 6.62%). All borrowings are unsecured, with the exception of the secured bank loan, and arranged through a controlled entity, Santos Finance Ltd, and guaranteed by Santos Ltd.

21. Interest-Bearing Loans and Borrowings (continued)

Details of major credit facilities

(a) Bank loans - secured

A reserve-based lending facility for US$65.0 million was entered into in the 2006 reporting period which bears a floating rate of interest. The facility is secured by a first charge over the Group's interests in the Maleo and Kakap assets in Indonesia with a carrying amount at 31 December 2008 of A$122.3 million. The average rate for the year was 7.04%, and A$43.8 million was outstanding at the balance sheet date (2007: A$47.8 million). The facility is available until 2012, and the current amount drawn down is expected to be fully repaid by 2011.

(b) Bank loans - unsecured

The Group has access to the following committed revolving bank facilities:

Revolving facilities

Year of maturity	Currency	2008 A$million	2007 A$million
2011	Multi-currency	225.0	225.0
2012	Multi-currency	375.0	375.0
2013	Multi-currency	100.0	100.0
		700.0	700.0

Revolving bank facilities bear interest at the relevant interbank reference rate plus 0.15% to 0.20%. The amount drawn at 31 December 2008 is $nil (2007: $130.0 million).

Term bank loans

Year of maturity	Currency	2008 A$million	2007 A$million
2008	USD	-	17.3
2009	USD	27.6	21.4
2010	USD	28.1	22.2
2011	USD	29.1	22.9
2012	USD	25.0	19.7
2013	USD	20.9	16.4
2014	USD	22.0	17.3
2015	USD	22.4	17.7
2016	USD	22.8	18.0
2017	USD	23.7	18.9
		221.6	191.8

Term bank loans bear interest at the relevant interbank reference rate plus a margin of up to 0.75%. The amount outstanding at 31 December 2008 is US$153.1 million (A$221.6 million) (2007: US$168.1 million (A$191.8 million)) at a weighted average annual effective interest rate of 5.03% (2007: 5.99%).

21. Interest-Bearing Loans and Borrowings (continued)

(c) Commercial paper

The Group has an $800.0 million (2007: $800.0 million) Australian commercial paper program supported by the revolving bank facilities referred to in (b) above. At 31 December 2008, no commercial paper is on issue (2007: $64.6 million) and the weighted average annual effective interest rate is nil (2007: 7.59%).

(d) Medium-term notes

The Group has a $1,000.0 million (2007: $1,000.0 million) Australian medium-term note program.

Medium-term notes on issue

Year of issue	Year of maturity	Effective Interest rate	2008 $million	2007 $million
1998	2008	-	-	19.8
2005	2011	4.63% *	349.4	349.0
2005	2015	8.10%	107.8	89.8
			457.2	458.6

** Floating rate of interest.*

(e) Long-term notes

Long-term notes on issue

Year of issue	Year of maturity	Effective interest rate	2008 US$million	2007 US$million	2008 A$million	2007 A$million
2000	2007 to 2015	5.72%	211.5	203.1	306.1	231.8
2002	2009 to 2022	5.39%	336.6	307.3	487.1	350.7
2007	2017 to 2027	3.81%	646.3	544.0	935.4	620.7
			1,194.4	1,054.4	1,728.6	1,203.2

22. Provisions

	CONSOLIDATED 2008 $million	CONSOLIDATED 2007 $million	SANTOS LTD 2008 $million	SANTOS LTD 2007 $million
Current				
Liability for annual leave	23.5	23.7	22.7	22.9
Liability for long service leave	39.0	35.7	38.3	35.2
Restoration	52.6	51.5	3.2	5.5
Non-executive Directors' retirement benefits	1.6	1.5	1.6	1.5
	116.7	112.4	65.8	65.1
Non-current				
Liability for long service leave	4.2	3.5	4.1	3.2
Liability for defined benefit obligations (refer note 30)	61.5	16.3	61.5	16.3
Restoration	742.3	523.8	245.3	148.3
	808.0	543.6	310.9	167.8

22. Provisions (continued)

Movements in each class of provision during the financial year, other than provisions relating to employee benefits are set out below:

	Total restoration $million	Total Non-executive Directors' retirement benefits $million	Total $million
Consolidated			
Balance at 1 January 2008	575.3	1.5	576.8
Provisions made during the year	148.8	0.1	148.9
Provisions used during the year	(73.4)	-	(73.4)
Unwind of discount	31.3	-	31.3
Change in discount rate	100.9	-	100.9
Exchange differences	12.0	-	12.0
Balance at 31 December 2008	794.9	1.6	796.5
Santos Ltd			
Balance at 1 January 2008	153.8	1.5	155.3
Provisions made during the year	55.5	0.1	55.6
Provisions used during the year	(2.6)	-	(2.6)
Unwind of discount	8.7	-	8.7
Change in discount rate	33.1	-	33.1
Balance at 31 December 2008	248.5	1.6	250.1

Restoration

Provisions for future removal and restoration costs are recognised where there is a present obligation as a result of exploration, development, production, transportation or storage activities having been undertaken, and it is probable that an outflow of economic benefits will be required to settle the obligation. The estimated future obligations include the costs of removing facilities, abandoning wells and restoring the affected areas.

Non-executive Directors' retirement benefits

Agreements exist with the Non-executive Directors appointed prior to 1 January 2004 providing for the payment of a sum on retirement from office as a Director in accordance with shareholder approval at the 1989 Annual General Meeting. Such benefits ceased to accrue with effect from 30 June 2004. These benefits have been fully provided for by the Company.

In June 2007, the Board resolved to adopt a policy of indexation of these frozen benefits to prevent further erosion of the real value. The entitlements are annually indexed to the five-year government bond rate.

	CONSOLIDATED		SANTOS LTD	
	2008 $million	2007 $million	**2008 $million**	2007 $million
23. Other Liabilities				
Current				
Cross-currency swap contracts	-	3.4	-	-
Interest rate swap contracts	-	9.9	-	-
Fair value of embedded derivatives	5.6	-	-	-
Other	2.5	2.1	-	-
	8.1	15.4	-	-

	CONSOLIDATED 2008 $million	CONSOLIDATED 2007 $million	SANTOS LTD 2008 $million	SANTOS LTD 2007 $million
23. Other Liabilities (continued)				
Non-current				
Cross-currency swap contracts	-	7.1	-	-
Other	9.0	7.4	-	-
	9.0	14.5	-	-

24. Capital and Reserves

Reconciliation of movement in capital and reserves attributable to equity holders of Santos Ltd

Consolidated	Share capital $million	Translation reserve $million	Fair value reserve $million	Retained earnings $million	Total equity $million
Balance at 1 January 2008	2,331.6	(280.3)	7.4	1,034.4	3,093.1
Movement per recognised income and expense statement	-	93.5	(9.4)	1,632.9	1,717.0
Share options exercised by employees	2.5	-	-	-	2.5
Shares issued	253.1	-	-	-	253.1
Share buy-back	(56.4)	-	-	(245.0)	(301.4)
Dividends to shareholders	-	-	-	(286.3)	(286.3)
Equity attributable to equity holders of Santos Ltd	2,530.8	(186.8)	(2.0)	2,136.0	4,478.0
Equity attributable to minority interest	0.5	-	-	(0.2)	0.3
Balance at 31 December 2008	2,531.3	(186.8)	(2.0)	2,135.8	4,478.3
Balance at 1 January 2007	2,254.4	(213.9)	13.6	1,301.4	3,355.5
Movement per recognised income and expense statement	-	(66.4)	(6.2)	232.8	160.2
Share options exercised by employees	3.0	-	-	-	3.0
Shares issued	144.4	-	-	-	144.4
Share buy-back	(70.2)	-	-	(231.2)	(301.4)
Dividends to shareholders	-	-	-	(268.6)	(268.6)
Balance at 31 December 2007	2,331.6	(280.3)	7.4	1,034.4	3,093.1
Santos Ltd					
Balance at 1 January 2008	2,331.6	-	7.4	1,130.6	3,469.6
Movement per recognised income and expense statement	-	-	(9.4)	2.9	(6.5)
Share options exercised by employees	2.5	-	-	-	2.5
Shares issued	253.1	-	-	-	253.1
Share buy-back	(56.4)	-	-	(245.0)	(301.4)
Dividends to shareholders	-	-	-	(286.3)	(286.3)
Balance at 31 December 2008	2,530.8	-	(2.0)	602.2	3,131.0
Balance at 1 January 2007	2,254.4	-	2.4	401.7	2,658.5
Movement per recognised income and expense statement	-	-	5.0	1,228.7	1,233.7
Share options exercised by employees	3.0	-	-	-	3.0
Shares issued	144.4	-	-	-	144.4
Share buy-back	(70.2)	-	-	(231.2)	(301.4)
Dividends to shareholders	-	-	-	(268.6)	(268.6)
Balance at 31 December 2007	2,331.6	-	7.4	1,130.6	3,469.6

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2008

24. Capital and Reserves (continued)

Translation reserve

The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations where their functional currency is different to the presentation currency of the reporting entity, as well as from the translation of liabilities that hedge the Company's net investment in a foreign subsidiary and exchange differences that arise on the translation of monetary items that form part of the net investment in a foreign operation.

Fair value reserve

The fair value reserve includes the cumulative net change in the fair value of available-for-sale investments until the investment is derecognised.

Share capital	CONSOLIDATED 2008 $million	CONSOLIDATED 2007 $million	SANTOS LTD 2008 $million	SANTOS LTD 2007 $million
584,812,875 (2007: 585,964,352) ordinary shares, fully paid	1,946.4	1,747.2	1,946.4	1,747.2
88,000 (2007: 88,000) ordinary shares, paid to one cent	-	-	-	-
6,000,000 (2007: 6,000,000) redeemable convertible preference shares	584.4	584.4	584.4	584.4
	2,530.8	2,331.6	2,530.8	2,331.6

In accordance with changes to the *Corporations Law* effective 1 July 1998, the shares issued do not have a par value and there is no limit on the authorised share capital of the Company.

Movement in fully paid ordinary shares	Note	2008 Number of shares	2007 Number of shares	2008 $million	2007 $million
Balance at the beginning of the year		585,964,352	598,524,106	1,747.2	1,670.0
Santos Employee Share Acquisition Plan	31(a)	111,153	100,650	1.4	1.3
Santos Employee Share Purchase Plan	31(a)	300,100	400	3.3	-
Shares issued on exercise of options	31(b)	303,583	455,398	2.5	3.0
Shares issued on vesting of Share Acquisition Rights	31(b)	141,330	-	-	-
Santos Executive Share Plan	31(c)	-	-	-	-
Non-executive Director Share Plan	31(d)	33,356	14,847	0.5	0.2
Dividend Reinvestment Plan ("DRP")	24(a)	2,323,249	4,695,296	35.1	51.6
DRP underwriting agreement	24(a)	14,123,057	6,844,930	212.8	91.3
Off-market buy-back	24(b)	(18,487,305)	(24,671,275)	(56.4)	(70.2)
Balance at the end of the year		584,812,875	585,964,352	1,946.4	1,747.2
Redeemable convertible preference shares					
Balance at the beginning and end of the year	24(c)	6,000,000	6,000,000	584.4	584.4

Fully paid ordinary shares carry one vote per share, entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held. This is subject to the prior entitlements of the redeemable convertible preference shares. The market price of the Company's ordinary shares on 31 December 2008 was $14.87 (2007: $14.12).

24. Capital and Reserves (continued)

(a) Dividend reinvestment plan

The Santos Dividend Reinvestment Plan is in operation. Shares are allocated at the daily weighted average market price of the Company's shares on the ASX over a period of seven business days commencing on the business day after the Dividend Record Date. At this time, the Board has determined that no discount will apply. The Dividend Reinvestment Plan has been fully underwritten since payment of the 2007 interim dividend.

(b) Off-market buy-back

On 6 October 2008, the Company bought back 18,487,305 fully paid ordinary shares, representing 3.07% of fully paid ordinary shares on issue at that date, at a price of $16.23 per share. $56.4 million was debited against the Company's capital account (including $1.3 million transaction costs, net of tax) and $245.0 million was debited against retained earnings.

On 30 June 2007, the Company bought back 24,671,275 fully paid ordinary shares, representing 4.10% of fully paid ordinary shares on issue at that date, at a price of $12.16 per share. $70.2 million was debited against the Company's capital account (including $1.4 million transaction costs, net of tax) and $231.2 million was debited against retained earnings.

(c) Redeemable convertible preference shares

On 30 September 2004, the Company issued 6,000,000 redeemable convertible preference shares at $100 each, which resulted in an amount of $600,000,000 being credited to the Company's capital account before deducting the costs of issue.

Redeemable convertible preference shareholders receive a floating preferential, non-cumulative dividend which incorporates the value of franking credits (i.e. it is on a grossed up basis), set at the Bank Bill Swap Rate for 180-day bills plus a margin. Dividends on redeemable convertible preference shares are in priority to any dividend declared on ordinary class shares. Redeemable convertible preference shareholders are not entitled to vote at any general meetings, except in the following circumstances:

- (i) on a proposal:
  - (1) to reduce the share capital of the Company;
  - (2) that affects rights attached to the redeemable convertible preference shares;
  - (3) to wind up the Company; or
  - (4) for the disposal of the whole of the property, business and undertaking of the Company;
- (ii) on a resolution to approve the terms of a buy-back agreement;
- (iii) during a period in which a dividend or part of a dividend on the redeemable convertible preference shares is in arrears; or
- (iv) during the winding up of the Company.

In the event of the winding up of the Company, redeemable convertible preference shares will rank for repayment of capital behind all creditors of the Company, but ahead of the ordinary class shares.

The redeemable convertible preference shares may, at the sole discretion of the Company, be converted into ordinary class shares and/or exchanged.

Capital risk management

The Group's objective when managing capital is to safeguard the ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and to maintain an efficient capital structure.

In order to maintain or adjust the capital structure the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

24. Capital and Reserves (continued)

Consistently with others in the industry, the Group monitors capital on the basis of the gearing ratio. The Group undertakes this on a forecast and actual results basis. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total interest-bearing loans and borrowings less cash and cash equivalents and value of financial derivatives used to hedge net debt. Total capital is calculated as total equity as shown in the balance sheet plus net debt. Equity includes redeemable convertible preference shares.

During 2008 the Group's target was to maintain a gearing ratio below 45% and a BBB+ Standard & Poor's credit rating. The gearing ratios at 31 December 2008 and 31 December 2007 were as follows:

	CONSOLIDATED		SANTOS LTD	
	2008 $million	2007 $million	**2008 $million**	2007 $million
Total interest-bearing loans and borrowings (note 21)	2,454.4	2,096.0	4,086.0	2,478.2
Less:				
Cash and cash equivalents (note 9)	(1,552.9)	(200.5)	(1,402.9)	(56.8)
Net fair value of financial derivatives used to hedge debt (notes 12 & 23):				
Cross-currency swap contracts	(92.0)	10.5	-	-
Interest rate swap contracts	(303.5)	(67.3)	-	-
Net debt	506.0	1,838.7	2,683.1	2,421.4
Total equity	4,478.3	3,093.1	3,131.0	3,469.6
Total capital	4,984.3	4,931.8	5,814.1	5,891.0
Gearing ratio	10.2%	37.3%	46.1%	41.1%

The decrease in the Group gearing ratio resulted primarily from the receipt of proceeds from the sell-down of the Gladstone LNG project during the year.

Dividends

Dividends recognised during the year by the Company are:

	Dollars per share	Total $million	Franked/ unfranked	Payment date
2008				
Interim 2008 redeemable preference	$3.3365	20.0	Franked	30 Sep 2008
Final 2007 redeemable preference	$2.9983	18.0	Franked	31 Mar 2008
Interim 2008 ordinary	$0.22	131.1	Franked	30 Sep 2008
Final 2007 ordinary	$0.20	117.2	Franked	31 Mar 2008
		286.3		
2007				
Interim 2007 redeemable preference	$2.8592	17.1	Franked	2 Oct 2007
Final 2006 redeemable preference	$2.7272	16.4	Franked	2 Apr 2007
Interim 2007 ordinary	$0.20	115.4	Franked	2 Oct 2007
Final 2006 ordinary	$0.20	119.7	Franked	2 Apr 2007
		268.6		

Franked dividends paid during the year were franked at the tax rate of 30%.

24. Capital and Reserves (continued)

After the balance sheet date the following dividends were proposed by the Directors. The dividends have not been provided for and there are no income tax consequences.

	Dollars per share	Total $million	Franked/ unfranked	Payment date
Final 2008 redeemable preference	$2.9989	18.0	Franked	31 Mar 2009
Final 2008 ordinary	$0.20	117.0	Franked	31 Mar 2009
		135.0		

The financial effect of these dividends has not been brought to account in the financial statements for the year ended 31 December 2008 and will be recognised in subsequent financial reports.

	SANTOS LTD 2008 $million	SANTOS LTD 2007 $million
Dividend franking account		
30% franking credits available to shareholders of Santos Ltd for future distribution, after adjusting for franking credits which will arise from the payment of the current tax liability at 31 December 2008	1,061.6	661.6

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

The impact on the dividend franking account of dividends proposed after the balance sheet date but not recognised as a liability is to reduce it by $57.9 million (2007: $57.9 million).

25. Earnings per Share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of Santos Ltd (after deducting dividends paid on redeemable convertible preference shares) by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of Santos Ltd (after adding back the dividends paid on redeemable convertible preference shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

	CONSOLIDATED	
	2008 $million	2007 $million
Earnings used in the calculation of basic and diluted earnings per share reconciles to the net profit after tax in the income statement as follows:		
Net profit attributable to ordinary equity holders of Santos Ltd from continuing operations	1,650.1	424.9
Net loss attributable to ordinary equity holders of Santos Ltd from discontinued operations	-	(65.6)
Net profit attributable to ordinary equity holders of Santos Ltd	1,650.1	359.3
Dividends paid on redeemable convertible preference shares	(38.0)	(33.5)
Earnings used in the calculation of basic earnings per share	1,612.1	325.8
Dividends paid on redeemable convertible preference shares	38.0	33.5
Earnings used in the calculation of diluted earnings per share	1,650.1	359.3

	2008	2007
	Number of shares	
The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:		
Basic earnings per share	590,706,516	590,505,305
Partly paid shares	71,222	65,864
Executive share options	1,446,209	818,109
Share acquisition rights	1,694,044	1,846,671
Redeemable convertible preference shares	36,650,691	-
Diluted earnings per share	630,568,682	593,235,949

Partly paid shares outstanding issued under the Santos Executive Share Plan, options outstanding issued under the Santos Executive Share Option Plan, Share Acquisition Rights ("SARs") issued to eligible executives and redeemable convertible preference shares have been classified as potential ordinary shares and included in the calculation of diluted earnings per share in 2008. The number of shares included in the calculation are those assumed to be issued for no consideration, being the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price.

Redeemable convertible preference shares have not been included in the calculation of diluted earnings per share for 2007 as their impact was not dilutive.

25. Earnings per Share (continued)

During the year, 303,583 options (2007: 455,398) and 141,330 SARs (2007: nil) were converted to ordinary shares. The diluted earnings per share calculation includes that portion of these options, SARs and partly paid shares assumed to be issued for nil consideration, weighted with reference to the date of conversion. The weighted average number included is 181,447 (2007: 321,982).

460,385 options (2007: 335,900) and 236,426 SARs (2007: 273,100) lapsed during the year. The diluted earning per share calculation includes that portion of these options and SARs assumed to be issued for nil consideration, weighted with reference to the date the options or SARs lapsed. The weighted average number included is 177,527 (2007: 104,179).

To calculate earnings per share amounts for the discontinued operations, the loss figure used in the numerator and the weighted average number of ordinary shares for both basic and diluted amounts are per the above tables.

	CONSOLIDATED	
	2008 cents	2007 cents
Earnings per share for continuing and discontinued operations		
Basic earnings per share:		
From continuing operations	272.9	66.3
From discontinued operations	-	(11.1)
	272.9	55.2
Diluted earnings per share:		
From continuing operations	261.7	66.0
From discontinued operations	-	(11.1)
	261.7	54.9

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2008

26. Consolidated Entities

Name	Country of incorporation
Santos Ltd (Parent Entity)	AUST
Controlled entities[1]:	
Alliance Petroleum Australia Pty Ltd [2]	AUST
Basin Oil Pty Ltd	AUST
Boston L.H.F. Pty Ltd	AUST
Bridgefield Pty Ltd	AUST
Bridge Oil Developments Pty Limited [2]	AUST
Bronco Energy Pty Limited	AUST
Canso Resources Pty Ltd	AUST
Coveyork Pty Ltd	AUST
Doce Pty Ltd	AUST
Fairview Pipeline Pty Ltd	AUST
Farmout Drillers Pty Ltd	AUST
Gidgealpa Oil Pty Ltd	AUST
Kipper GS Pty Ltd	AUST
Controlled entity of Kipper GS Pty Ltd	
Santos Carbon Pty Ltd	AUST
Moomie Pipeline Company Pty Ltd	AUST
Reef Oil Pty Ltd [2]	AUST
Santos Asia Pacific Pty Ltd	AUST
Controlled entities of Santos Asia Pacific Pty Ltd	
Santos (Sampang) Pty Ltd	AUST
Santos (Warim) Pty Ltd	AUST
Santos Australian Hydrocarbons Pty Ltd	AUST
Santos (BOL) Pty Ltd [2]	AUST
Controlled entity of Santos (BOL) Pty Ltd	
Bridge Oil Exploration Pty Limited	AUST
Santos CSG Pty Ltd	AUST
Santos Darwin LNG Pty Ltd [2]	AUST
Santos Direct Pty Ltd	AUST
Santos Facilities Pty Ltd	AUST
Santos Finance Ltd	AUST
Santos GLNG Pty Ltd [3]	AUST
Controlled entity of Santos GLNG Pty Ltd	
GLNG Operations Pty Ltd [1,3]	AUST
Santos (Globe) Pty Ltd	AUST
Santos International Holdings Pty Ltd	AUST
Controlled entities of Santos International Holdings Pty Ltd	
Barracuda Limited	PNG
CJSC South Petroleum Company [1]	KGZ
Lavana Limited	PNG
Petroleum Ventures B.V.	NL
Sanro Insurance Pte Ltd	SG
Santos Americas and Europe Corporation	USA
Controlled entities of Santos Americas and Europe Corporation	
Santos TPY Corp	USA
Controlled entities of Santos TPY Corp	
Santos Queensland Corp	USA
Santos TOG Corp	USA
Controlled entities of Santos TOG Corp	
Santos TOGA Pty Ltd	AUST
Controlled entity of Santos TOGA Pty Ltd	
Santos TPC Pty Ltd	AUST
Santos TPY CSG Corp	USA
Santos Bangladesh Limited *(previously Cairn Energy Bangladesh Limited)*	UK

Name	Country of incorporation
Santos (Bawean) Pty Ltd	AUST
Santos (BBF) Pty Ltd	AUST
Controlled entities of Santos (BBF) Pty Ltd	
Santos (SPV) Pty Ltd	AUST
Controlled entities of Santos (SPV) Pty Ltd	
Novus Nominees Pty Ltd	AUST
Santos Brantas Pty Ltd	AUST
Santos (Madura Offshore) Pty Ltd	AUST
Santos UK (Kakap 2) Limited	UK
Santos (Donggala) Pty Ltd	AUST
Santos Egypt Pty Ltd	AUST
Santos Hides Ltd	PNG
Santos International Operations Pty Ltd	AUST
Santos International Ventures Pty Ltd	AUST
Santos Niugini Exploration Limited	PNG
Santos (Nth Bali 1) Pty Ltd	AUST
Santos (Papalang) Pty Ltd	AUST
Santos (Popodi) Pty Ltd	AUST
Santos Vietnam Pty Ltd	AUST
Zhibek Resources Limited [1,4]	UK
Controlled entity of Zhibek Resources Limited	
CJSC KNG Hydrocarbons [1,4]	KGZ
Santos (JBJ1) Pty Ltd	AUST
Controlled entities of Santos (JBJ1) Pty Ltd	
Santos (JBJ2) Pty Ltd	AUST
Controlled entity of Santos (JBJ2) Pty Ltd	
Shaw River Power Station Pty Ltd *(previously Santos (JBJ3) Pty Ltd)*	AUST
Santos (JPDA 06-104) Pty Ltd	AUST
Santos (JPDA 91-12) Pty Ltd	AUST
Santos (NARNL Cooper) Pty Ltd [2]	AUST
Santos (N.T.) Pty Ltd	AUST
Controlled entity of Santos (N.T.) Pty Ltd	
Bonaparte Gas & Oil Pty Limited	AUST
Santos Offshore Pty Ltd [2]	AUST
Santos Oil Exploration (Malaysia) Sdn Bhd (in liquidation)	MY
Santos Petroleum Pty Ltd [2]	AUST
Santos QNT Pty Ltd [2]	AUST
Controlled entities of Santos QNT Pty Ltd	
Santos QNT (No. 1) Pty Ltd [2]	AUST
Controlled entities of Santos QNT (No. 1) Pty Ltd	
Santos Petroleum Management Pty Ltd [2]	AUST
Santos Petroleum Operations Pty Ltd	AUST
TMOC Exploration Proprietary Limited	AUST
Santos QNT (No. 2) Pty Ltd [2]	AUST
Controlled entities of Santos QNT (No. 2) Pty Ltd	
Moonie Oil Pty Ltd	AUST
Petromin Pty Ltd	AUST
Santos (299) Pty Ltd (in liquidation) [5]	AUST
Santos Exploration Pty Ltd	AUST
Santos Gnuco Pty Ltd	AUST
Transoil Pty Ltd	AUST
Santos Resources Pty Ltd	AUST
Santos (TGR) Pty Ltd	AUST
Santos Timor Sea Pipeline Pty Ltd	AUST
Sesap Pty Ltd	AUST
Vamgas Pty Ltd [2]	AUST

26. Consolidated Entities (continued)

Notes

1 *Beneficial interests in all controlled entities are 100%, except:*
- *CJSC South Petroleum Company (70%);*
- *CJSC KNG Hydrocarbons (54%);*
- *GLNG Operations Pty Ltd (60%); and,*
- *Zhibek Resources Limited (75%).*

2 *Company is party to a Deed of Cross Guarantee. Refer note 37.*

3 *Company incorporated during the year.*

4 *Company acquired during the year. Refer note 27.*

5 *Company placed into voluntary liquidation during the year.*

6 *Associated Petroleum Pty Ltd and Santos (NGA) Pty Ltd were liquidated on 12 December 2008.*

Country of incorporation

AUST - Australia
KGZ - Kyrgyz Republic
MY - Malaysia
NL - Netherlands
PNG - Papua New Guinea
SG - Singapore
UK - United Kingdom
USA - United States of America

In the financial statements of the Company, investments in controlled entities are recognised at cost, less any impairment losses.

27. Acquisitions of Subsidiaries

During the financial year the following controlled entities were acquired and their operating results have been included in the income statement from the date of acquisition:

Name of entity	Date of acquisition	Beneficial interest acquired %	Purchase consideration $million	Contribution to consolidated profit since acquisition $million
Zhibek Resources Limited	17 November 2008	75%	0.1	-
CJSC KNG Hydrocarbons	17 November 2008	54%	-	(0.7)

CJSC KNG Hydrocarbons is a subsidiary of Zhibek Resources Limited and is engaged in exploration for oil in the Kyrgyz Republic, both have no operating revenues. If the acquisition had occurred on 1 January 2008, there would be no impact on Group revenue and net profit.

The consideration for the acquisition comprises an initial payment of £31,200 (A$73,265), and deferred consideration of US$1.3 million (A$2.0 million), being the commitment to fund the minority interest's share of phase 1 of the exploration program over 2009.

The Group has the right to withdraw from the exploration program either within 60 days of completion of the seismic program and subject to paying US$3.0 million to Xtract International Ltd, the original owner of Zhibek Resources Limited, or within 60 days after completion of phase 2, or within 60 days after the drilling and completion of the first qualifying well or if the Tashkumyr licence is not renewed of extended.

During the year, the Group committed to fund the minority interest's share of phase 2 of the exploration program associated with the 2006 acquisition of CJSC South Petroleum Company. Accordingly an increase in the exploration and evaluation assets acquired and deferred consideration payable of $11.6 million has been recognised during the current year.

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2008

27. Acquisitions of Subsidiaries (continued)

The acquisitions had the following effect on the Group's assets and liabilities:

	Carrying amounts $million	Fair value adjustments $million	Recognised values $million
Cash and cash equivalents	0.1	-	0.1
Trade and other receivables	1.1	-	1.1
Exploration and evaluation assets	0.5	14.5	15.0
Trade and other payables	(1.0)	-	(1.0)
Deferred tax liabilities	-	(1.6)	(1.6)
Net identifiable assets and liabilities	0.7	12.9	13.6
The cost of the acquisitions is as follows:			
Cash paid			0.1
Deferred consideration			13.5
Total cost of the acquisitions			13.6
The cash outflow on acquisition of controlled entities is as follows:			
Cash paid			(0.1)
Net cash acquired with subsidiaries			0.1
Deferred consideration paid *			(7.5)
Net consolidated cash outflow			(7.5)

* Deferred consideration paid in 2008 comprises:

- $6.2 million paid in early settlement of the performance payments associated with the 2007 Bronco Energy Pty Limited acquisition ($8.0 million). The value of the oil and gas assets acquired has been decreased by $1.8 million accordingly.
- $1.3 million paid in relation to the 2006 acquisition of CJSC South Petroleum Company, in lieu of the US$1.0 million worth of shares in Santos Ltd that were to be issued on the Group committing to fund the minority interest's share of phase 2 of the exploration program.

In 2007, the Group acquired 100% beneficial interest in the following controlled entities:

Name of entity	Date of acquisition	Purchase consideration $million
Petroleum Ventures B.V.	22 January 2007	14.1
Gidgealpa Oil Pty Ltd	7 June 2007	1.7
Bronco Energy Pty Limited	25 June 2007	10.7
Cairn Energy Bangladesh Limited	25 October 2007	62.9

28. Interests in Joint Ventures

(a) The following are the significant joint ventures in which the Group is a joint venturer:

Joint venture	Cash-generating unit	Principal activities	% interest
Oil and gas assets - Producing assets			
Bayu-Undan Liquids	Bayu-Undan	Gas production	11.4
Bayu-Undan LNG	Bayu-Undan	Gas production	11.4
Casino	Casino	Gas production	50.0
Fairview	Fairview	Gas production	45.7 *
Madura PSC (Maleo)	Madura PSC	Gas production	67.5
Mereenie	Mereenie	Oil and gas production	65.0
John Brookes	John Brookes	Gas production	45.0
Mutineer-Exeter	Mutineer-Exeter	Oil production	33.4
Sampang PSC (Oyong, Wortel, Jeruk)	Sampang PSC	Oil and gas production	45.0
Sangu	Sangu PSC	Gas production	37.5
Stag	Stag	Oil and gas production	66.7
SA Fixed Factor Area	Cooper Basin	Oil and gas production	66.6
SWQ Unit	Cooper Basin	Gas production	60.1
Oil and gas assets - Assets in development			
Hides	Hides	Gas development	31.0
Kipper	Kipper	Gas development	50.0
Reindeer	Reindeer	Gas development	45.0
Exploration and evaluation assets			
Evans Shoal	-	Contingent gas resource	40.0

* The Group's interest in Fairview decreased from 76.1% to 45.7% as a result of the sale of 40% interest to PETRONAS during the year.

(b) The Group recognises its interests in the following jointly controlled entities using the proportionate consolidation method of accounting:

Joint venture entity	% interest
Darwin LNG Pty Ltd	11.4
Easternwell Drilling Services Holdings Pty Ltd	50.0
Fairview Power Pty Ltd (in liquidation)	50.0
GLNG Operations Pty Ltd	60.0

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2008

	CONSOLIDATED		SANTOS LTD	
	2008 $million	2007 $million	**2008 $million**	2007 $million
28. Interests in Joint Ventures (continued)				
The Group's share of the assets, liabilities, income and expenses of the jointly controlled entities, which are included in the consolidated financial statements using the proportionate consolidation method of accounting, are as follows:				
Current assets	49.8	46.1	-	-
Non-current assets	194.7	148.8	-	-
	244.5	194.9	-	-
Current liabilities	(98.0)	(63.1)	-	-
Non-current liabilities	(15.3)	(4.3)	-	-
Net assets	131.2	127.5	-	-
Revenue	237.5	120.0	-	-
Expenses	(213.7)	(96.0)	-	-
Profit before income tax	23.8	24.0	-	-

(c) The Group's share of capital expenditure commitments and minimum exploration commitments in respect of joint ventures are:

	CONSOLIDATED 2008 $million	CONSOLIDATED 2007 $million	SANTOS LTD 2008 $million	SANTOS LTD 2007 $million
Capital expenditure commitments	366.3	287.4	93.0	154.4
Minimum exploration commitments	186.5	336.0	7.2	35.0

	CONSOLIDATED		SANTOS LTD	
	2008 $million	2007 $million	**2008 $million**	2007 $million
29. Notes to the Cash Flow Statements				
(a) Reconciliation of cash flows from operating activities				
Profit after income tax	1,650.1	359.3	20.1	1,270.2
Add/(deduct) non-cash items:				
Depreciation and depletion	663.9	759.3	273.3	419.3
Net impairment loss/(reversal) on investment in controlled entities	-	-	49.6	(380.7)
Net impairment (reversal)/loss on receivables due from controlled entities	-	-	(23.8)	25.3
Net impairment loss on receivables	0.4	-	0.3	-
Dividends received from controlled entities	-	-	(27.0)	-
Net borrowing costs paid to controlled entities	-	-	146.9	-
Exploration and evaluation expensed	179.0	234.8	22.2	54.2
Net impairment loss on oil and gas assets	216.2	-	71.2	56.6
Net (gains)/losses on fair value hedges	(7.3)	2.4	-	-
Share-based payments expense	8.3	5.2	8.3	5.2
Borrowing costs capitalised	(9.5)	(6.3)	-	-
Unwind of the effect of discounting on provisions	31.3	23.9	8.7	8.5
Change in fair value of financial assets designated as at fair value through profit or loss	12.5	11.9	-	1.3
Defined benefit plan expense	3.0	5.6	1.8	5.6
Foreign exchange (gains)/losses	(24.4)	(0.4)	(7.1)	0.7
Net (gain)/loss on sale of non-current assets	(1,698.5)	2.8	(0.8)	(1.7)
Net gain on sale of available-for-sale financial assets	(0.3)	(33.4)	(0.3)	(13.9)
Net loss on sale of discontinued operations	-	67.7	-	-
Net cash provided by operating activities before changes in assets or liabilities	1,024.7	1,432.8	543.4	1,450.6
Add/(deduct) change in operating assets or liabilities net of acquisitions or disposals of businesses:				
Decrease/(increase) in trade and other receivables	10.5	(90.2)	49.4	(0.9)
Increase in inventories	(58.4)	(49.8)	(20.1)	(38.8)
(Increase)/decrease in other assets	(0.5)	2.1	(7.0)	(1.9)
Net increase/(decrease) in deferred tax assets and deferred tax liabilities	73.5	34.5	39.9	(10.7)
Increase/(decrease) in current tax liabilities	398.0	(181.2)	(174.4)	(178.5)
(Decrease)/increase in trade and other payables	(25.5)	59.6	(60.8)	19.4
Increase in provisions	50.9	6.1	6.0	2.7
Net cash provided by operating activities	1,473.2	1,213.9	376.4	1,241.9

	CONSOLIDATED		SANTOS LTD	
	2008 $million	2007 $million	**2008 $million**	2007 $million
29. Notes to the Cash Flow Statements (continued)				
(b) Non-cash financing and investing activities				
Dividend Reinvestment Plan	35.1	51.6	35.1	51.6
Dividends received from controlled entities	-	-	33.9	-
Share subscriptions in controlled entities	-	-	(13.6)	-
Income tax transferred from controlled entities	-	-	612.9	-
Net borrowing costs paid to controlled entities	-	-	(146.9)	-

30. Employee Benefits

(a) Liability for defined benefit obligations

Defined benefit members of the Santos Superannuation Plan receive a lump sum benefit on retirement, death, disablement and withdrawal. The defined benefit section of the Plan is closed to new members. All new members receive accumulation only benefits.

Defined benefit plan

	CONSOLIDATED 2008 $million	CONSOLIDATED 2007 $million	SANTOS LTD 2008 $million	SANTOS LTD 2007 $million
Amount recognised in the balance sheet:				
Deficit in plan recognised in non-current provisions (refer note 22)	61.5	16.3	61.5	16.3
Other financial assets (refer note 18)	(17.1)	(4.9)	(17.1)	(4.9)
	44.4	11.4	44.4	11.4
Movements in the liability for net defined benefit obligations recognised in the balance sheet				
Liability at the beginning of the year	11.4	18.4	11.4	18.4
Expense recognised in income statement	3.0	5.6	1.8	5.6
Amount capitalised in oil and gas assets	2.3	-	1.2	-
Amount recognised in retained earnings	36.5	(6.3)	36.5	(6.3)
Defined benefit receivable from controlled entities	-	-	2.3	-
Employer contributions	(8.8)	(6.3)	(8.8)	(6.3)
Liability at the end of the year	44.4	11.4	44.4	11.4
Expense recognised in the income statements				
Service cost	3.5	6.4	2.1	6.4
Interest cost	3.6	5.6	2.2	5.6
Expected return on Plan assets	(4.1)	(6.4)	(2.5)	(6.4)
	3.0	5.6	1.8	5.6

	CONSOLIDATED		SANTOS LTD	
	2008 $million	2007 $million	**2008 $million**	2007 $million

30. Employee Benefits (continued)

(a) Liability for defined benefit obligations (continued)

	CONSOLIDATED 2008 $million	CONSOLIDATED 2007 $million	SANTOS LTD 2008 $million	SANTOS LTD 2007 $million
The expense is recognised in the following line items in the income statements:				
Other expenses	3.0	-	1.8	-
Financial expenses	-	5.6	-	5.6
	3.0	5.6	1.8	5.6
Amounts recognised in statements of recognised income and expense				
Actuarial (loss)/gain in the year	(36.5)	6.3	(36.5)	6.3
Tax effect	11.0	(1.9)	11.0	(1.9)
Net actuarial (loss)/gain in the year	(25.5)	4.4	(25.5)	4.4
Cumulative actuarial (loss)/gain recognised in the statement of recognised income and expense, net of tax	(23.4)	2.1	(23.4)	2.1

Historical information for the current and previous periods

	CONSOLIDATED				
	2008 $million	2007 $million	2006 $million	2005 $million	2004 $million
Present value of defined benefit obligations	174.8	161.8	158.2	129.5	126.5
Fair value of Plan assets	(113.3)	(145.5)	(131.9)	(113.4)	(108.7)
Deficit in Plan	61.5	16.3	26.3	16.1	17.8
Experience adjustments loss/(gain) on Plan assets	43.2	(4.0)	(6.3)	(8.0)	(5.5)
Experience adjustments (gain)/loss on Plan liabilities	(13.7)	(1.2)	17.5	(0.1)	(4.5)

	SANTOS LTD				
	2008 $million	2007 $million	2006 $million	2005 $million	2004 $million
Present value of defined benefit obligations	174.8	161.8	158.2	129.5	126.5
Fair value of Plan assets	(113.3)	(145.5)	(131.9)	(113.4)	(108.7)
Deficit in Plan	61.5	16.3	26.3	16.1	17.8
Experience adjustments loss/(gain) on Plan assets	43.2	(4.0)	(6.3)	(8.0)	(5.5)
Experience adjustments (gain)/loss on Plan liabilities	(13.7)	(1.2)	17.5	(0.1)	(4.5)

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2008

	CONSOLIDATED		SANTOS LTD	
	2008 $million	2007 $million	**2008 $million**	2007 $million

30. Employee Benefits (continued)

(a) Liability for defined benefit obligations (continued)

Reconciliation of the present value of the defined benefit obligations

	2008	2007	2008	2007
Opening defined benefit obligations	161.8	158.2	161.8	158.2
Service cost	8.4	9.1	8.4	9.1
Interest cost	8.7	8.0	8.7	8.0
Contributions by Plan participants	7.9	9.1	7.9	9.1
Actuarial losses/(gains)	6.8	(5.0)	6.8	(5.0)
Benefits paid	(16.2)	(15.7)	(16.2)	(15.7)
Taxes and premiums paid	(2.7)	(2.2)	(2.7)	(2.2)
Transfers in	0.1	0.3	0.1	0.3
Closing defined benefit obligations	174.8	161.8	174.8	161.8

Reconciliation of the fair value of Plan assets

	2008	2007	2008	2007
Opening fair value of Plan assets	145.5	131.9	145.5	131.9
Expected return on Plan assets	10.0	9.1	10.0	9.1
Actuarial (losses)/gains	(43.2)	4.0	(43.2)	4.0
Employer contributions	11.9	9.0	11.9	9.0
Contributions by Plan participants	7.9	9.1	7.9	9.1
Benefits paid	(16.2)	(15.7)	(16.2)	(15.7)
Taxes and premiums paid	(2.7)	(2.2)	(2.7)	(2.2)
Transfers in	0.1	0.3	0.1	0.3
Closing fair value of Plan assets	113.3	145.5	113.3	145.5

Plan assets

The percentage invested in each asset class at the balance sheet date:

	CONSOLIDATED		SANTOS LTD	
	2008 %	2007 %	**2008 %**	2007 %
Australian equity	28	33	28	33
International equity	27	28	27	28
Fixed income	10	13	10	13
Property	13	9	13	9
Other	10	-	10	-
Cash	12	17	12	17

Fair value of Plan assets

The fair value of Plan assets includes no amounts relating to:

- any of the Group's own financial instruments; or
- any property occupied by, or other assets used by, the Group.

	CONSOLIDATED		SANTOS LTD	
	2008 $million	2007 $million	**2008 $million**	2007 $million

30. Employee Benefits (continued)

(a) Liability for defined benefit obligations (continued)

Actual return on Plan assets

Actual return on Plan assets	(24.2)	9.2	(24.2)	9.2

Expected rate of return on Plan assets

The expected return on assets assumption is determined by weighting the expected long-term return for each asset class by the target allocation of assets to each asset class and allowing for the correlations of the investment returns between asset classes. The returns used for each asset class are net of investment tax and investment fees. An allowance for asset-based administration expenses has also been deducted from the expected return.

Principal actuarial assumptions at the balance sheet date (expressed as weighted average)	**2008 % pa**	2007 % pa
Discount rate	4.0	5.3
Expected rate of return on Plan assets	7.0	6.9
Expected average salary increase rate over the life of the Plan	6.0	6.0

The expected rate of return on Plan assets includes a reduction to allow for the administrative expenses of the Plan.

Expected contributions

The Group expects to contribute $8.3 million to the defined benefit superannuation plan in 2009.

(b) Defined contribution plans

The Group makes contributions to several defined contribution plans. The amount recognised as an expense for the year was $8.4 million (2007: $8.5 million).

31. Share-based Payment Plans

(a) Current general employee share plans

The Company currently operates two general employee share plans:

- the Santos Employee Share Acquisition Plan ("SESAP"); and
- the Santos Employee Share Purchase Plan ("SESPP").

Both of these plans have operated since 1997.

SESAP

Broadly, SESAP provides for permanent eligible employees with at least a minimum period of service determined by Directors as at the offer date (one year of completed service for issues so far) to be entitled to acquire shares under this Plan. Executives participating in the Executive Long-term Incentive Program in 2008, and casual employees and Directors of the Company are excluded from participating in this Plan. Employees are not eligible to participate under the Plan while they are resident overseas unless the Board decides otherwise.

The Plan provides for grants of fully paid ordinary shares in the capital of the Company up to a value determined by the Board which, to date, has been $1,000 per annum per eligible employee. A trustee is funded by the Group to acquire shares directly from the Company or on market. The shares are then held by the trustee on behalf of eligible employees who participate in the Plan.

The employee's ownership of shares allocated under the Plan, and his or her right to deal with them, are subject to restrictions until the earlier of the expiration of the restriction period determined by the Board (being three years) and the time when he or she ceases to be an employee. Participants are entitled to instruct the trustee as to the exercise of voting rights, receive dividends and participate in bonus and rights issues during the restriction period. Shares are granted to eligible employees at no cost to the employee.

Summary of share movements in the SESAP during 2008 (and comparative 2007 information):

	OPENING BALANCE	GRANTED DURING THE YEAR		DISTRIBUTIONS DURING THE YEAR		CLOSING BALANCE	
Grant dates	Number	Number	Fair value per share $	Number	Fair value aggregate $	Number	Fair value aggregate $
2008							
18 November 2005	89,848	-	-	89,848	1,164,977	-	-
17 November 2006	105,156	-	-	7,176	117,648	97,980	1,456,963
20 November 2007	99,825	-	-	7,200	119,379	92,625	1,377,334
21 November 2008	-	111,153	12.62	474	6,621	110,679	1,656,797
	294,829	111,153		104,698	1,408,625	301,284	4,491,094
2007							
22 November 2004	127,002	-	-	127,002	1,679,902	-	-
18 November 2005	96,272	-	-	6,424	81,065	89,848	1,268,654
17 November 2006	113,620	-	-	8,464	107,105	105,156	1,484,803
20 November 2007	-	100,650	13.33	825	11,471	99,825	1,409,529
	336,894	100,650		142,715	1,879,543	294,829	4,162,986

31. Share-based Payment Plans (continued)

(a) Current general employee share plans (continued)

Shares are allocated at a price equal to the weighted average sale price of the Company's ordinary shares on the ASX during the one-week period up to and including the Grant Date. This is shown as fair value per share for shares granted during the year. The fair value of shares distributed from the trust during the year and remaining in the trust at the end of the financial year is the market price of shares of the Company on the ASX as at close of trading on the respective dates.

Distributions during the year occurred at various dates throughout the year and therefore have not been separately listed.

The amounts recognised in the financial statements of the Group and the Company in relation to SESAP during the year were:

	CONSOLIDATED		SANTOS LTD	
	2008 $million	2007 $million	**2008 $million**	2007 $million
Employee expenses	1.4	1.3	1.4	1.3
Issued ordinary share capital	1.4	1.3	1.4	1.3

At 31 December 2008, the total number of shares acquired under the Plan since its commencement was 2,307,190.

SESPP

The general employee offer under SESPP is open to all employees (other than a casual employee or Director of the Company) determined by the Board who are continuing employees at the date of the offer. However, employees who are not resident in Australia at the time of an offer under the Plan and those who have participated in the Executive Long-term Incentive Program during the year will not be eligible to participate in that offer unless the Board otherwise decides.

Under the Plan, eligible employees may be offered the opportunity to subscribe for or acquire fully paid ordinary shares in the capital of the Company at a discount to market price, subject to restrictions, including on disposal, determined by the Board (which has been a period of one year for issues so far).. The subscription or acquisition price is Market Value (being the weighted average sale price of the Company's ordinary shares on the ASX during the one-week period up to and including the offer date) less any discount determined by the Board (5% for issues so far). Under the Plan, at the discretion of the Board, financial assistance may be provided to employees to subscribe for and acquire shares under the Plan. The 5% discount constitutes financial assistance for these purposes. Participants are entitled to vote, receive dividends and participate in bonus and rights issues while the shares are restricted.

On 21 November 2008, the Company issued 300,100 ordinary shares to 397 eligible employees at a subscription price of $10.91 per share under the Plan, being a 5% discount on the Market Value of $11.48. The total market price of those shares on the issue date was $3,766,255, based on the market price at the close of trade on the date of issue $12.55. The total amount received from employees for those shares was $3,274,091.

31. Share-based Payment Plans (continued)

(a) Current general employee share plans (continued)

A summary of share movements in the SESPP are set out below:

	OPENING BALANCE	GRANTED DURING THE YEAR		RESTRICTION CEASED DURING THE YEAR		CLOSING BALANCE
Grant dates	Number	Number	Fair value per share $	Number	Date	Number
2008						
20 November 2007	400	-	-	400	20 November 2008	-
21 November 2008	-	300,100	11.48	-	-	300,100
	400	300,100		400		300,100
2007					-	
17 November 2006	62,900	-	-	62,900	17 November 2007	-
20 November 2007	-	400	15.72	-	-	400
	62,900	400		62,900		400

The fair value per share for shares granted during the year is Market Value (as defined above). The consideration received by the Company per share is Market Value less the discount of 5% referred to above.

The amounts recognised in the financial statements of the Group and the Company in relation to the general employee offer under the SESPP during the year were:

	CONSOLIDATED		SANTOS LTD	
	2008	2007	**2008**	2007
Issued ordinary share capital	3.3	-	3.3	-

At 31 December 2008, the total number of shares acquired under the general employee offer of the Plan since its commencement was 1,122,400.

(b) Executive Long-term Incentive Program

The Company's Executive Long-term Incentive Program provides for invitations to be extended to eligible executives selected by the Board.

The Program currently consists of an offer of securities under:

- the Santos Employee Share Purchase Plan ("SESPP"); and
- the Santos Executive Share Option Plan ("SESOP").

SESOP has operated since 1997 and the SESPP has been used as a component of executive compensation since 2003.

SARs and options

Each SAR and option is a conditional entitlement to a fully paid ordinary share, subject to the satisfaction of performance conditions, on terms and conditions determined by the Board.

SARs and options carry no voting or dividend rights until the performance conditions are satisfied and, in the case of options, when the options are exercised or, in the case of SARs, when the SARs vest.

31. Share-based Payment Plans (continued)

(b) Executive Long-term Incentive Program (continued)

Chief Executive Officer ("CEO") and Managing Director
Mr D J W Knox was appointed as CEO and Managing Director on 28 July 2008.

On 3 May 2008, the Company made equity grants to its Senior Executives for the long-term incentive ("LTI") component of their remuneration for 2008. Mr Knox participated in these grants in his capacity as Acting Chief Executive Officer. The grants comprised:

- a performance-based component, equal to 71% of the total grant value ("Performance Award"); and
- a service-based component, equal to 29% of the total grant value ("Deferred Award").

The key terms of the Performance Award and Deferred Award are set out in the Eligible Senior Executives section below.

Upon his formal appointment as CEO, Mr Knox received a further grant of equity awards ("CEO Performance Award") to supplement the grants already made to him in his Senior Executive capacity.

The grants made to Mr Knox in 2008 constitute his full LTI entitlement for the 2008, 2009 and 2010 financial years.

All LTI awards were granted, at Mr Knox' election, as either Share Acquisition Rights ("SARs") (under SESPP) or options (under SESOP).

SARs and options were granted at no cost to the CEO, with the number of SARs awarded being determined by dividing the amount of the award by the volume weighted average price of the Company's shares over the week up to and including the award date. The number of options awarded is of equivalent value calculated by an independent expert based on an acceptable valuation method.

The CEO Performance Award operates on the same terms as the performance-based LTI granted to other Senior Executives described below, that is, it is subject to performance hurdles based on the Company's Total Shareholder Return ("TSR") relative to the ASX 100 over a three-year performance period. The Board believes the chosen performance hurdles effectively align the CEO's interests with that of the Company's shareholders, as TSR is a fair measure of shareholder returns and the ASX 100 represents the companies in which most of the Company's shareholders could invest as an alternative to Santos.

As the CEO Performance Award forms part of the CEO's remuneration for each of the 2008, 2009 and 2010 financial years, it is divided into three tranches as follows:

Tranche 1: Tested over the period from 1 January 2008 to 31 December 2010
Tranche 2: Tested over the period from 1 January 2009 to 31 December 2011
Tranche 3: Tested over the period from 1 January 2010 to 31 December 2012.

The following numbers of SARs and options were granted to the CEO in 2008:

	SARs	Options
Performance Award (F1)	-	64,992
Deferred Award (F2)	-	21,837
CEO Performance Award:		
Tranche 1 (F3)	35,973	94,193
Tranche 2 (F4)	50,403	131,976
Tranche 3 (F5)	50,403	131,976
Total	136,779	444,974

31. Share-based Payment Plans (continued)

(b) Executive Long-term Incentive Program (continued)

Depending on Santos' relative TSR over the applicable performance period, each tranche of the CEO Performance Award will vest in accordance with the following schedule:

TSR percentile ranking	% of grant vesting
< 50th percentile	0%
= 50th percentile	37.5%
51st to 75th percentile	39% to 75%
76th to 100th percentile	76% to 100%

Full vesting of the CEO Performance Award will only occur where Santos' TSR growth over the performance period exceeds that of all other companies in the comparator group, and therefore requires exceptional performance.

There is no re-testing of the performance conditions. SARs or options which remain unvested following testing of the performance condition will lapse.

Upon vesting of SARs, ordinary shares in Santos will automatically be allocated to Mr Knox. These shares will be subject to restrictions until the earlier of ten years from the grant date, cessation of employment, or the date at which the Board approves, at Mr Knox's request, the removal of the restrictions. Options may be exercised at any time between the vesting date and the expiry date (27 July 2018), subject to payment of the exercise price of $17.36 per option (being the volume weighted average price in the week up to and including the grant date).

During the financial year, the Company granted 444,974 options over unissued shares to the CEO as set out below:

	2008		2007	
	Weighted average exercise price $	Number	Weighted average exercise price $	Number
Outstanding at the beginning of the year	-	-	-	-
Granted during the year	16.98	444,974	-	-
Outstanding at the end of the year	16.98	444,974	-	-
Exercisable at the end of the year	-	-	-	-

The options outstanding at 31 December 2008 have an exercise price in the range of $15.39 to $17.36, and a weighted average contractual life of ten years.

During the year no options were exercised (2007: nil).

The fair value of shares issued as a result of exercising the options or vesting of SARs during the reporting period at their issue date is the market price of shares of the Company on the ASX as at close of trading.

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Monte Carlo simulation method. The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the models.

31. Share-based Payment Plans (continued)

(b) Executive Long-term Incentive Program (continued)

	2008					2007
	Performance Award	Deferred Award	CEO Performance Awards			
Option grant	F1	F2	F3	F4	F5	
Fair value at grant date ($)	5.25	7.30	5.77	4.22	4.29	-
Share price on grant date ($)	17.71	17.71	17.40	17.40	17.40	-
Exercise price ($)	15.39	15.39	17.36	17.36	17.36	-
Expected volatility (weighted average, %pa)	30.7	30.7	30.9	30.9	30.9	-
Option life (weighted average)	10 years	10 years	10 years	10 years	10 years	-
Expected dividends (%pa)	2.3	2.3	2.3	2.3	2.3	-
Risk free interest rate (based on Australian government bond yields) (%pa)	6.29	6.29	6.05	6.05	6.05	-

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility due to publicly available information.

During the financial year, the Company granted 136,779 SARs to the CEO as set out below. Shares allocated on vesting of SARs will be subject to further restrictions on dealing for a maximum of ten years after the original grant date. No amount is payable on grant or vesting of the SARs.

	Number of SARs	
	2008	2007
Outstanding at the beginning of the year	-	-
Granted during the year	136,779	-
Outstanding at the end of the year	136,779	-
Exercisable at the end of the year	-	-

The fair value of services received in return for SARs granted is measured by reference to the fair value of SARs granted. The estimate of the fair value of the services received is measured based on the Monte Carlo simulation method. The contractual life of the SARs is used as an input into this model. Expectations of early exercise are incorporated into the Monte Carlo simulation method.

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share rights), adjusted for any expected changes to future volatility due to publicly available information.

31. Share-based Payment Plans (continued)

(b) Executive Long-term Incentive Program (continued)

	2008			2007
	CEO Performance Award			
SARs grant	52	54	55	
Fair value at grant date ($)	13.82	8.60	8.41	-
Share price on grant date ($)	17.40	17.40	17.40	-
Exercise price ($)	-	-	-	-
Expected volatility (weighted average, %pa)	30.9	30.9	30.9	-
Right life (weighted average)	10 years	10 years	10 years	-
Expected dividends (%pa)	2.3	2.3	2.3	-
Risk free interest rate (based on Australian government bond yields) (%pa)	6.05	6.05	6.05	-

Former CEO

Mr J C Ellice-Flint retired on 25 March 2008. Consistent with the terms of his service agreement, 2,312,500 of Mr Ellice-Flint's options which had not previously vested, were vested and became exercisable upon cessation of his employment.

Each option entitles Mr Ellice-Flint to acquire one fully paid ordinary share in the Company at a predetermined price, subject to satisfaction of vesting conditions. The grant size is determined by reference to the median grant size given to executives in similar roles in comparable companies.

No options have been granted to Mr Ellice-Flint since 2006.

At the 2006 AGM, shareholder approval was given for the grant of three tranches of options to Mr Ellice-Flint as follows:

Tranche	Number of options	Performance period
1	500,000	4 May 2006 – 26 August 2007
2	1,000,000	4 May 2006 – 26 August 2008
3	1,000,000	4 May 2006 – 26 August 2009

At 31 December 2008, the 2,500,000 options are on issue, and are exercisable. The exercise price for the options granted is $11.36, being the volume weighted average price in the ten days up to and including 9 March 2006 as approved by shareholders on 4 May 2006. The options have a contractual life of ten years.

31. Share-based Payment Plans (continued)

(b) Executive Long-term Incentive Program (continued)

Eligible senior executives – SARs and options
During 2008, the Company made equity grants to its Senior Executives as the LTI component of their remuneration for 2008. The grants comprised:

- a performance-based component, equal to 71% of the total grant value ("Performance Award"); and
- a service-based component, equal to 29% of the total grant value ("Deferred Award").

For the Performance Award, an additional 50% of the award was added to the standard grant for Relative TSR performance above the 75th percentile, up to the 100th percentile of the comparator group. Consistent with its remuneration philosophy, the Board believes it is appropriate to provide executives with an additional incentive to strive for exceptional performance, recognising that executives will only benefit from the additional 50% where Santos achieves a ranking in the top quartile of its comparator group. Executives will only receive the full benefit of this additional component where Santos outperforms every other company in the comparator group in delivering superior returns to shareholders.

Both the Performance Award and the Deferred Award were delivered, at the executive's election, in the form of either SARs (under the SESPP) or options (under the SESOP).

SARs and options were granted at no cost to the executives with the number of SARs awarded being determined by dividing the amount of the award by the volume weighted average price of the Company's shares over the week up to and including the award date. The number of options awarded is of equivalent value calculated by an independent expert based on an acceptable valuation method.

Vesting details of the Performance Award and the Deferred Award are summarised below.

Performance Award		
Vesting period	1 January 2008 to 31 December 2010.	
Vesting condition	Vesting of the Performance Award is based on relative TSR against ASX 100 companies as at 1 January 2008.	
Vesting schedule	**Relative TSR condition**	
	Santos TSR Percentile Ranking	***% of grant vesting***
	< 50th percentile	0%
	= 50th percentile	50%
	51st to 75th percentile	52% to 100%
	76th to 100th percentile	102% to 150%
Exercise price	$15.39 for options, being the volume weighted average price in the week up to and including the grant date of 3 May 2008.	
	SARs have no exercise price.	
Expiry/lapse	Upon cessation of employment, SARs which have not already vested and options which are not exercisable will, in general, lapse and be forfeited.	
	There is no re-testing of the performance conditions if they are not satisfied.	

Deferred Award	
Vesting period	3 May 2008 to 2 May 2011
Vesting condition	Vesting of the Deferred Award is based on continuous service to 2 May 2011, or three years from the grant date.
Vesting schedule	0% if the continuous service condition is not met.
	100% if the continuous service condition is met.
Exercise price	As for Performance Award.
Expiry/lapse	As for Performance Award.

31. Share-based Payment Plans (continued)

(b) Executive Long-term Incentive Program (continued)

Upon cessation of employment, SARs which have not already vested and options which are not exercisable will, in general, lapse and be forfeited. However, if cessation occurs due to death, disability or redundancy, or in special circumstances approved by the Board, then a proportion of the SARs and options may vest and become exercisable.

Where there is a change in control, the Board may determine whether, and the extent to which, SARs and options may vest.

During the financial year, the Company granted 880,533 options over unissued shares as set out below:

	2008		2007	
	Weighted average exercise price $	**Number**	Weighted average exercise price $	Number
Outstanding at the beginning of the year	10.27	2,078,728	8.76	2,448,826
Granted during the year	15.39	880,533	13.82	421,200
Forfeited during the year	9.71	(460,385)	8.75	(335,900)
Exercised during the year	8.41	(303,583)	6.57	(455,398)
Outstanding at the end of the year	12.70	2,195,293	10.27	2,078,728
Exercisable at the end of the year	8.14	232,300	7.23	180,128

The options outstanding at 31 December 2008 have an exercise price in the range of $6.95 to $15.39, and a weighted average contractual life of 9.88 years.

During the year 303,583 options were exercised (2007: 455,398). The weighted average share price at the dates of exercise was $17.81 (2007: $13.96).

The fair value of shares issued as a result of exercising the options or vesting of SARs during the reporting period at their issue date is the market price of shares of the Company on the ASX as at close of trading.

The amounts recognised in the financial statements of the Group and the Company in relation to executive share options exercised during the financial year were:

	CONSOLIDATED		SANTOS LTD	
	2008 $million	2007 $million	**2008 $million**	2007 $million
Issued ordinary share capital	2.5	3.0	2.5	3.0

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Monte Carlo simulation method. The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the models.

31. Share-based Payment Plans (continued)

(b) Executive Long-term Incentive Program (continued)

Option grant	2008 Performance Award F1	2008 Deferred Award F2	2007 Performance Award E1	2007 Growth Award GA1	2007 Growth Award GA2
Fair value at grant date ($)	5.25	7.30	3.32	3.87	1.97
Share price on grant date ($)	17.71	17.71	13.94	13.94	13.25
Exercise price ($)	15.39	15.39	14.14	14.14	12.81
Expected volatility (weighted average, %pa)	30.7	30.7	24.2	24.2	23.9
Option life (weighted average)	10 years	10 years	10 years	10 years	10 years
Expected dividends (%pa)	2.3	2.3	3.5	3.5	3.5
Risk-free interest rate (based on government bond yields):					
Australia (%pa)	6.29	6.29	6.26	6.26	6.26
United States (%pa)	n/a	n/a	5.00	n/a	n/a
United Kingdom (%pa)	n/a	n/a	5.36	n/a	n/a

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility due to publicly available information.

During the financial year, the Company granted 241,668 SARs to eligible senior executives as set out below. Shares allocated on vesting of SARs will be subject to further restrictions on dealing for a maximum of ten years after the original grant date. No amount is payable on grant or vesting of the SARs.

	Number of SARs 2008	Number of SARs 2007
Outstanding at the beginning of the year	1,365,800	758,900
Granted during the year	241,668	880,000
Forfeited during the year	(236,426)	(273,100)
Vested during the year	(141,330)	-
Outstanding at the end of the year	1,229,712	1,365,800
Exercisable at the end of the year	-	-

The fair value of services received in return for SARs granted is measured by reference to the fair value of SARs granted. The estimate of the fair value of the services received is measured based on the Monte Carlo simulation method. The contractual life of the SARs is used as an input into this model. Expectations of early exercise are incorporated into the Monte Carlo simulation method.

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share rights), adjusted for any expected changes to future volatility due to publicly available information.

31. Share-based Payment Plans (continued)

(b) Executive Long-term Incentive Program (continued)

	2008		2007		
	Performance Award	Deferred Award	Performance Award		Growth Award
SARs grant	F1	F2	E1	E2	GA1
Fair value at grant date ($)	11.23	16.73	9.95	9.16	12.78
Share price on grant date ($)	17.71	17.71	13.94	13.25	13.94
Exercise price ($)	-	-	-	-	-
Expected volatility (weighted average, %pa)	30.7	30.7	24.2	23.9	24.2
Right life (weighted average)	10 years	10 years	10 years	10 years	10 years
Expected dividends (%pa)	2.3	2.3	3.5	3.5	3.5
Risk-free interest rate (based on government bond yields):					
Australia (%pa)	6.29	6.29	6.26	6.26	6.26
United States (%pa)	n/a	n/a	5.00	4.55	n/a
United Kingdom (%pa)	n/a	n/a	5.36	5.75	n/a

The amounts recognised in the income statements of the Group and the Company during the financial year in relation to equity grants issued under the Executive Long-term Incentive Program were:

	CONSOLIDATED		SANTOS LTD	
	2008 $million	2007 $million	**2008 $million**	2007 $million
Employee expenses:				
CEO share options	0.3	-	0.3	-
CEO SARs	0.3	-	0.3	-
Former CEO share options	1.7	1.9	1.7	1.9
Executive share options	1.7	0.7	1.7	0.7
Executive SARs	4.3	2.6	4.3	2.6
	8.3	5.2	8.3	5.2

Eligible senior executives - Shares

No shares have been issued under the executive long-term incentive component of the SESPP since 2004. At 31 December 2008, the total number of shares acquired under the executive long-term incentive component of the Plan since its commencement was 220.912.

The shares allocated pursuant to the SESPP were allotted to a trustee at no cost to participants, to be held on their behalf. The allocation price is Market Value (as defined below) and the trustee was funded by the Company to subscribe for the shares.

In general the shares were restricted for a period of one year from the date of allotment. If a participating executive ceased employment during this period, the Board in its discretion could determine that a lesser restriction on transfer and dealing applied, having regard to the circumstances of the cessation. The shares can remain on trust for up to ten years from the date of allotment, during which time the shares are subject to forfeiture if participants act fraudulently or dishonestly or in breach of their obligations to any Group company. Participants are entitled to instruct the trustee as to the exercise of voting rights, receive dividends and participate in bonus and rights issues while the shares are held on trust.

31. Share-based Payment Plans (continued)

(c) Legacy Plan - Santos Executive Share Plan

The Santos Executive Share Plan operated between 1987 and 1997, when it was discontinued. Under the terms of the Plan, shares were issued as partly paid to one cent. While partly paid, the Plan shares are not transferable, carry no voting right and no entitlement to dividend but are entitled to participate in any bonus or rights issue. After a "vesting" period, calls could be made for the balance of the issue price of the shares, which varied between $2.00 and the market price of the shares on the date of the call being made. Shares were issued principally on: 22 December 1987; 7 February and 5 December 1989; and 24 December 1990.

At the beginning of the financial year there were 88,000 Plan shares on issue. During the financial year no Plan shares were fully paid and no aggregate proceeds were received by the Company. As at 31 December 2008 there were 88,000 Plan shares outstanding.

(d) Non-executive Director ("NED") Share Plan

In accordance with shareholder approval given at the 2007 Annual General Meeting, the Non-executive Director ("NED") Share Plan was introduced in July 2007. Participation in the NED Share Plan is voluntary and all present and future Non-executive Directors are eligible to participate. Under the NED Share Plan, Directors elect to sacrifice all or part of their pre-tax fees in return for an allocation of fully paid ordinary shares of equivalent value. The NED Share Plan therefore does not involve any additional remuneration for participating Directors.

Shares are allocated quarterly and are either issued as new shares or purchased on the ASX at the prevailing market price. The shares are registered in the name of the participating Director, but are subject to a restriction on dealing. In the absence of exceptional circumstances, the restriction will apply until the Director ceases to hold office or until ten years have elapsed since the allocation of the shares, whichever is earlier.

In 2008, 33,356 shares (2007: 14,847) were allocated to participating Directors as follows:

Date	Number of shares	Price per share
4 April 2008	7,376	$14.8361
3 July 2008	6,590	$20.7745
7 October 2008	8,566	$17.8867
30 December 2008	10,824	$14.1676

The amounts recognised in the financial statements of the Group and the Company in relation to the NED Share Plan during the year were:

	CONSOLIDATED		SANTOS LTD	
	2008 $million	2007 $million	**2008 $million**	2007 $million
Employee expenses	0.5	0.2	0.5	0.2
Issued ordinary share capital	0.5	0.2	0.5	0.2

32. Key Management Personnel Disclosures

(a) Key management personnel compensation

	CONSOLIDATED		SANTOS LTD	
	2008 $million	2007 $million	**2008 $million**	2007 $million
Short-term employee benefits	10.4	10.7	10.4	10.7
Post-employment benefits	1.7	1.8	1.7	1.8
Other long-term benefits	0.2	0.1	0.2	0.1
Termination benefits	2.7	-	2.7	-
Share-based payment	4.6	3.3	4.6	3.3
	19.6	15.9	19.6	15.9

32. Key Management Personnel Disclosures (continued)

(b) Equity holdings of key management personnel

Options and rights holdings

The movement during the reporting period in the number of rights and options over ordinary shares of the Company held directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

2008

Name	Balance at beginning of the year	Granted[1,2,3,4]	Options exercised/ rights vested[5]	Other changes[6]	Balance at end of the year	Vested at end of the year	Vested and exercisable at end of the year	Vested but not exercisable at end of the year
Options								
Directors								
Ellice-Flint, John Charles	2,500,000	-	-	(2,500,000)	-	2,500,000	2,500,000	-
Knox, David John Wissler	100,000	444,974	-	-	544,974	-	-	-
Executives								
Anderson, John Hugh	105,244	45,537	(12,744)	(14,400)	123,637	14,400	14,400	-
Baulderstone, James Leslie	50,000	41,678	-	-	91,678	-	-	-
Brown, Trevor John	109,400	43,017	-	(14,400)	138,017	29,000	29,000	-
Eames, Martyn Edward James	50,000	53,667	-	(25,000)	78,667	25,000	25,000	-
Kennett, Roger Maxwell	-	-	-	-	-	-	-	-
Macfarlane, Mark Stuart	63,700	44,982	-	-	108,682	-	-	-
Wasow, Peter Christopher	-	-	-	-	-	-	-	-
Wilkinson, Richard John	-	-	-	-	-	-	-	-
Total	2,978,344	673,855	(12,744)	(2,553,800)	1,085,655	2,568,400	2,568,400	-
Rights								
Directors								
Knox, David John Wissler	50,000	136,779	-	-	186,779	-	-	-
Executives								
Anderson, John Hugh	27,000	-	-	-	27,000	-	-	-
Baulderstone, James Leslie	24,600	-	-	-	24,600	-	-	-
Brown, Trevor John	27,200	-	-	-	27,200	-	-	-
Eames, Martyn Edward James	71,500	-	(9,800)	(9,800)	51,900	-	-	-
Kennett, Roger Maxwell	38,000	17,668	(4,500)	(4,500)	46,668	-	-	-
Macfarlane, Mark Stuart	36,600	-	(4,800)	(4,800)	27,000	-	-	-
Wasow, Peter Christopher	83,600	23,220	(11,800)	(11,800)	83,220	-	-	-
Wilkinson, Richard John	62,100	18,115	(8,850)	(8,850)	62,515	-	-	-
Total	420,600	195,782	(39,750)	(39,750)	536,882	-	-	-

SANTOS LTD AND CONTROLLED ENTITIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2008

[1] *With the exception of Mr D J W Knox, options granted to executives in the current year were granted on 3 May 2008, have an expiration date of 2 May 2018 and an exercise price of $15.39. At the date of grant, the options granted have a fair value of $5.25 per option (174,613 options) and $7.30 per option (54,268 options). The options were provided at no cost to the recipients. Providing vesting conditions are met, the options are exercisable no earlier than 1 January 2011.*

[2] *Options granted to Mr D J W Knox in the current year were granted as follows:*

- *(i) Executive grant on 3 May 2008: expiration date of 2 May 2018, exercise price of $15.39, fair value per option on the date of grant of $5.25 (for 64,992 options) and $7.30 (for 21,837 options). Providing vesting conditions are met, all of the options are exercisable no earlier than 1 January 2011.*
- *(ii) CEO grant on 28 July 2008, tranche 1: expiration date 27 July 2018, exercise price of $17.36, fair value on the date of grant of $5.83 per option (94,193 options). Providing vesting conditions are met, all of the options are exercisable no earlier than 1 January 2011.*
- *(iii) CEO grant on 28 July 2008, tranche 2: expiration date 27 July 2018, exercise price of $17.36, fair value on the date of grant of $4.25 per option (131,976 options). Providing vesting conditions are met, all of the options are exercisable no earlier than 1 January 2012.*
- *(iv) CEO grant on 28 July 2008, tranche 3: expiration date 27 July 2018, exercise price of $17.36, fair value on the date of grant of $4.32 per option (131,976 options). Providing vesting conditions are met, all of the options are exercisable no earlier than 1 January 2013.*

The options were provided at no cost to Mr D J W Knox.

[3] *With the exception of Mr D J W Knox, SARs granted to executives in the current year were granted on 3 May 2008, have an expiration date of 2 May 2018, and vest with the recipient for no consideration. At the date of grant, 44,430 of the SARs granted have a fair value of $11.23 per SAR, and 14,573 of the SARs granted have a fair value of $16.73 per SAR.*

[4] *SARs granted to Mr D J W Knox in the current year were granted on 28 July 2008, have an expiration date of 27 July 2018, and vest with Mr D J W Knox for no consideration. At the date of grant, the SARs granted have a fair value of $14.07 per SAR (35,973 SARs), $8.65 (50,403 SARs) and $8.44 (50,403 SARs).*

[5] *Each option exercised or SAR vested results in the issue of one ordinary share of the Company to the recipient. There are no amounts unpaid on the shares issued as a result of the exercise of options and vesting of SARs.*

[6] *Other changes may include the lapse of options on the expiry of the exercise period, reductions in SARs entitlements due to performance conditions not being met, forfeiture of SARs when service conditions are not met, or the removal of an employee's equity holding from the key management personnel disclosure when they terminate employment with the Company.*

Details regarding the service and performance conditions that must be met before the options and SARs vest with the recipient are included in note 31(b).

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2008

32. Key Management Personnel Disclosures (continued)

(b) Equity holdings of key management personnel (continued)

Options and rights holdings (continued)

2007

Name	Balance at beginning of the year	Granted[1,2,3,4]	Options exercised/ rights vested[5]	Other changes[6]	Balance at end of the year	Vested at end of the year	Vested and exercisable at end of the year	Vested but not exercisable at end of the year
Options								
Directors								
Ellice-Flint, John Charles	2,500,000	-	-	-	2,500,000	125,000	125,000	-
Executives								
Anderson, John Hugh	134,044	-	-	(28,800)	105,244	12,744	12,744	-
Baulderstone, James Leslie	-	50,000	-	-	50,000	-	-	-
Brown, Trevor John	184,769	-	(27,095) (19,274)	(29,000)	109,400	14,500	14,500	-
Eames, Martyn Edward James	50,000	-	-	-	50,000	-	-	-
Kennett, Roger Maxwell	-	-	-	-	-	-	-	-
Knox, David John Wissler	-	100,000	-	-	100,000	-	-	-
Macfarlane, Mark Stuart	63,700	-	-	-	63,700	-	-	-
Wasow, Peter Christopher	-	-	-	-	-	-	-	-
Wilkinson, Richard John	-	-	-	-	-	-	-	-
Young, Jonathon Terence	93,200	-	-	-	93,200	-	-	-
Total	3,025,713	150,000	(46,369)	(57,800)	3,071,544	152,244	152,244	-
Rights								
Executives								
Anderson, John Hugh	-	27,000	-	-	27,000	-	-	-
Baulderstone, James Leslie	-	24,600	-	-	24,600	-	-	-
Brown, Trevor John	-	27,200	-	-	27,200	-	-	-
Eames, Martyn Edward James	39,500	32,000	-	-	71,500	-	-	-
Kennett, Roger Maxwell	28,800	18,200	-	(9,000)	38,000	-	-	-
Knox, David John Wissler	-	50,000	-	-	50,000	-	-	-
Macfarlane, Mark Stuart	19,200	27,000	-	(9,600)	36,600	-	-	-
Wasow, Peter Christopher	70,200	37,000	-	(23,600)	83,600	-	-	-
Wilkinson, Richard John	51,600	28,200	-	(17,700)	62,100	-	-	-
Young, Jonathon Terence	52,000	39,000	-	(26,000)	65,000	-	-	-
Total	261,300	310,200	-	(85,900)	485,600	-	-	-

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2008

1 *With the exception of Mr D J W Knox, options were granted to executives on 1 July 2007, have an expiration date of 1 July 2017 and an exercise price of $14.14. At the date of grant, the options granted have a fair value of $3.32 per option. The options were provided at no cost to the recipients. Providing vesting conditions are met, the options are exercisable no earlier than 1 January 2010.*

2 *Options were granted to Mr D J W Knox on 3 September 2007, have an expiration date of 3 September 2017 and an exercise price of $12.81. At the date of grant, all of the options granted have a fair value of $1.97 per option. The options were provided at no cost to Mr D J W Knox. Providing vesting conditions are met, all of the options are exercisable no earlier than 3 September 2010.*

3 *With the exception of Mr D J W Knox, SARs were granted to executives on 1 July 2007, have an expiration date of 1 July 2017, and vest with the recipient for no consideration. At the date of grant, 130,100 of the SARs granted have a fair value of $9.95 per SAR, and 130,100 of the SARs granted have a fair value of $12.78 per SAR.*

4 *SARs were granted to Mr D J W Knox on 3 September 2007, have an expiration date of 3 September 2017, and vest with Mr D J W Knox for no consideration. At the date of grant, all of the SARs granted have a fair value of $9.16 per SAR.*

5 *Each option exercised or SAR vested results in the issue of one ordinary share of the Company to the recipient. There are no amounts unpaid on the shares issued as a result of the exercise of options and vesting of SARs.*

6 *Other changes may include the lapse of options on the expiry of the exercise period, reductions in SARs entitlements due to performance conditions not being met, forfeiture of SARs when service conditions are not met, or the removal of an employee's equity holding from the key management personnel disclosure when they terminate employment with the Company.*

Details regarding the service and performance conditions that must be met before the options and SARs vest with the recipient are included in note 31(b).

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2008

32. Key Management Personnel Disclosures (continued)

(b) Equity holdings of key management personnel (continued)

Share holdings

The movement during the reporting period in the number of shares of the Company held directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

2008

Name	Balance at beginning of the year	Granted as compensation	Received on exercise of options	Received on vesting of rights	Redeemed	Other changes [1]	Balance at end of the year	Balance held nominally at end of the year
Ordinary shares – fully paid								
Directors								
Borda, Kenneth Charles	35,207	-	-	-	-	9,965	45,172	-
Coates, Peter Roland	-	-	-	-	-	7,440	7,440	-
Dean, Kenneth Alfred	4,145	-	-	-	-	2,723	6,868	-
Ellice-Flint, John Charles	4,113,344	-	-	-	-	(4,113,344)	-	-
Franklin, Roy Alexander	-	-	-	-	-	-	-	-
Gerlach, Stephen	49,210	-	-	-	-	5,154	54,364	-
Harding, Richard Michael	608	-	-	-	-	1,149	1,757	-
Knox, David John Wissler	-	-	-	-	-	-	-	-
Sloan, Judith	10,639	-	-	-	-	9,496	20,135	-
Executives								
Anderson, John Hugh	6,243	-	12,744	-	-	31	19,018	-
Baulderstone, James Leslie	-	-	-	-	-	-	-	-
Brown, Trevor John	246,369	-	-	-	-	-	246,369	-
Eames, Martyn Edward James	-	-	-	9,800	-	-	9,800	-
Kennett, Roger Maxwell	59,795	-	-	4,500	-	-	64,295	-
Macfarlane, Mark Stuart	3,204	-	-	4,800	-	-	8,004	-
Wasow, Peter Christopher	27,934	-	-	11,800	-	-	39,734	-
Wilkinson, Richard John	21,441	-	-	8,850	-	-	30,291	-
Total	4,578,139	-	12,744	39,750	-	(4,077,386)	553,247	-
Redeemable convertible preference shares								
Directors								
Ellice-Flint, John Charles	225	-	-	-	-	(225)	-	-
Sloan, Judith	195	-	-	-	-	-	195	-
Executives								
Kennett, Roger Maxwell	165	-	-	-	-	-	165	-
Total	585	-	-	-	-	(225)	360	-

[1] *Other changes include:*
(i) Non-executive Director ("NED") Share Plan and Dividend Reinvestment Plan ("DRP") share allocations.
(ii) Removal of Mr J C Ellice-Flint's equity holding from the key management personnel disclosure as a result of his ceasing to be a Director of the Company on 25 March 2008.

32. Key Management Personnel Disclosures (continued)

(b) Equity holdings of key management personnel (continued)

Share holdings (continued)

2007

Name	Balance at beginning of the year	Granted as compensation	R:eived on :ercise :options	Received on vesting of rights	Redeemed	Other Changes [1]	Balance at end of the year	Balance held nominally at end of the year
Ordinary shares – fully paid								
Directors								
Borda, Kenneth Charles	-	-	-	-	-	35,207	35,207	-
Dean, Kenneth Alfred	3,000	-	-	-	-	1,145	4,145	-
Ellice-Flint, John Charles	4,037,940	-	-	-	-	75,404	4,113,344	-
Franklin, Roy Alexander	-	-	-	-	-	-	-	-
Gerlach, Stephen	44,880	-	-	-	-	4,330	49,210	-
Harding, Richard Michael	-	-	-	-	-	608	608	-
Sloan, Judith	5,000	-	-	-	-	5,639	10,639	-
Executives								
Anderson, John Hugh	6,175	-	-	-	-	68	6,243	-
Baulderstone, James Leslie	-	-	-	-	-	-	-	-
Brown, Trevor John	200,000	-	46,369	-	-	-	246,369	-
Eames, Martyn Edward James	-	-	-	-	-	-	-	-
Kennett, Roger Maxwell	59,795	-	-	-	-	-	59,795	-
Knox, David John Wissler	-	-	-	-	-	-	-	-
Macfarlane, Mark Stuart	3,204	-	-	-	-	-	3,204	-
Wasow, Peter Christopher	27,934	-	-	-	-	-	27,934	-
Wilkinson, Richard John	21,441	-	-	-	-	-	21,441	-
Young, Jonathon Terence	280,183	-	-	-	-	(100,000)	180,183	-
Total	4,689,552	-	46,369	-	-	22,401	4,758,322	-
Redeemable convertible preference shares								
Directors								
Ellice-Flint, John Charles	225	-	-	-	-	-	225	-
Sloan, Judith	195	-	-	-	-	-	195	-
Executives								
Kennett, Roger Maxwell	165	-	-	-	-	-	165	-
Total	585	-	-	-	-	-	585	-

[1] *Other changes include Non-executive Director ("NED") Share Plan and Dividend Reinvestmt Plan ("DRP") share allocations.*

32. Key Management Personnel Disclosures (continued)

(c) Loans to key management personnel

There have been no loans made, guaranteed or secured, directly or indirectly, by the Group or any of its subsidiaries at any time throughout the year with any key management person, including their related parties.

33. Related Parties

Identity of related parties
Santos Ltd and its controlled entities engage in a variety of related party transactions in the ordinary course of business. These transactions are conducted on normal terms and conditions.

Details of related party transactions and amounts are set out in:

Note 6 as to interest received from/paid to controlled entities;
Note 10 as to tax related balances and other amounts owing by controlled entities and other related entities;
Notes 20 and 21 as to amounts owing to controlled entities;
Note 21 as to guarantees by Santos Ltd of the financing facilities of controlled entities;
Note 22 as to Non-executive Directors' retirement benefits;
Notes 18 and 26 as to investments in controlled entities;
Note 28 as to interests in joint ventures; and
Note 32 as to disclosures relating to key management personnel.

	CONSOLIDATED		SANTOS LTD	
	2008 $000	2007 $000	**2008 $000**	2007 $000
34. Remuneration of Auditors				
The auditor of Santos Ltd is Ernst & Young.				
Amounts received or due and receivable by Ernst & Young (Australia):				
An audit or review of the financial report of the entity and any other entity in the consolidated group	1,061	1,181	813	827
Other assurance services	368	244	292	183
Other services:				
Taxation	5	-	4	-
Other	38	-	38	-
	1,472	1,425	1,147	1,010
Amounts received or due and receivable by overseas related practices of Ernst & Young (Australia) for:				
External audit	122	-	-	-
Assurance	20	-	-	-
Taxation	33	15	-	-
Other services	4	-	-	-
	179	15	-	-

	CONSOLIDATED		SANTOS LTD	
	2008	2007	**2008**	2007
	$000	$000	**$000**	$000
34. Remuneration of Auditors (continued)				
Amounts received or due and receivable by overseas non-Ernst & Young audit firm for:				
Audit of financial reports for subsidiaries incorporated in Papua New Guinea	62	-	-	-
Amounts received or due and receivable by related Australian practice of non-Ernst & Young audit firm for:				
Assurance	60	-	42	-
Taxation	297	-	69	-
Other services	190	-	133	-
	547	-	244	-

	CONSOLIDATED		SANTOS LTD	
	2008	2007	**2008**	2007
	$million	$million	**$million**	$million
35. Commitments for Expenditure				
The Group has the following commitments for expenditure:				
(a) Capital commitments				
Capital expenditure contracted for at balance date for which no amounts have been provided in the financial statements, payable:				
Not later than one year	330.4	324.2	109.1	199.1
Later than one year but not later than five years	150.2	89.0	22.8	53.8
Later than five years	3.7	-	-	-
	484.3	413.2	131.9	252.9
Santos Ltd has guaranteed the capital commitments of certain controlled entities (refer note 36 for further details).				
(b) Minimum exploration commitments				
Minimum exploration commitments for which no amounts have been provided in the financial statements or capital commitments, payable:				
Not later than one year	269.6	350.1	3.8	46.2
Later than one year but not later than five years	162.2	185.4	9.3	10.6
Later than five years	-	29.1	-	-
	431.8	564.6	13.1	56.8

The Group has certain obligations to perform minimum exploration work and expend minimum amounts of money pursuant to the terms of the granting of petroleum exploration permits in order to maintain rights of tenure. These commitments may be varied as a result of renegotiations of the terms of the exploration permits, licences or contracts or alternatively upon their relinquishment. The minimum exploration commitments are less than the normal level of exploration expenditures expected to be undertaken by Santos Ltd and its controlled entities.

	CONSOLIDATED		SANTOS LTD	
	2008	2007	**2008**	2007
	$million	$million	**$million**	$million
35. Commitments for Expenditure (continued)				
(c) Operating lease commitments				
Non-cancellable operating lease rentals are payable as follows:				
Not later than one year	94.0	92.2	38.4	38.7
Later than one year but not later than five years	167.3	204.5	67.9	81.1
Later than five years	49.1	52.8	46.0	34.2
	310.4	349.5	152.3	154.0

The Group leases floating production, storage and offtake facilities, floating storage offloading facilities and mobile offshore production units under operating leases. The leases typically run for a period of four to six years, and may have an option to renew after that time.

The Group also leases building office space and a warehouse under operating leases. The leases are generally for a period of ten years, with an option to renew the lease after that date. The lease payments typically increase by 5.0% per annum.

During the year ended 31 December 2008 the Group recognised $88.4 million (2007: $59.3 million) as an expense in the income statement in respect of operating leases.

	CONSOLIDATED		SANTOS LTD	
	2008	2007	**2008**	2007
	$million	$million	**$million**	$million
(d) Finance lease commitments				
Finance lease commitments are payable as follows:				
Not later than one year	0.5	-	0.5	-
Later than one year but not later than five years	1.4	-	1.4	-
Later than five years	1.3	-	1.3	-
Total minimum lease payments	3.2	-	3.2	-
Less amounts representing finance charges	(1.5)	-	(1.5)	-
Present value of minimum lease payments	1.7	-	1.7	-

The Group has finance leases for various items of plant and equipment with a carrying amount of $3.2 million (2007: $nil) for both the Group and the Company. The leases generally have terms of between three to twelve years with no escalation clauses and no option to renew. Title to the assets passes to the Group at the expiration of the relevant lease periods.

35. Commitments for Expenditure (continued)

(e) Commitment on removal of share cap

Pursuant to a Deed of Undertaking to the Premier of South Australia dated 16 October 2006 and as a consequence of the enactment of the *Santos Limited (Deed of Undertaking) Act 2007* on 29 November 2007, Santos has agreed to:

- Continue to make payments under its existing Social Responsibility and Community Benefits Program specified in the Deed totalling $60.0 million over a ten-year period from the date the legislation was enacted. As at 31 December 2008, approximately $52.9 million remains to be paid over the next nine years.
- Continue to maintain the South Australian Cooper Basin asset's Head Office and Operational Headquarters together with other roles in South Australia for ten years subsequent to the date the legislation was enacted. At 31 December 2008, if this condition had not been met, the Company would have been liable to pay approximately $90.0 million to the State Government of South Australia.

Santos is required to make these payments only if the State Government of South Australia does not reintroduce a shareholder cap on the Company's shares or introduce any other restriction on or in respect of the Company's Board or senior management which have an adverse discriminatory effect in their application to the Company relative to other companies domiciled in South Australia.

	CONSOLIDATED		SANTOS LTD	
	2008	2007	**2008**	2007
	$million	$million	**$million**	$million
(f) Remuneration commitments				
Commitments for the payment of salaries and other remuneration under the long-term employment contracts in existence at the reporting date but not recognised in liabilities, payable:				
Not later than one year	6.6	8.2	6.6	8.2

Amounts included as remuneration commitments include commitments arising from the service contracts of Directors and executives referred to in the Remuneration Report of the Directors' Report that are not recognised as liabilities and are not included in the compensation of key management personnel.

	CONSOLIDATED		SANTOS LTD	
	2008 $million	2007 $million	2008 $million	2007 $million

36. Contingent Liabilities

The Directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

Santos Ltd and its controlled entities have the following contingent liabilities arising in respect of:

	CONSOLIDATED 2008 $million	CONSOLIDATED 2007 $million	SANTOS LTD 2008 $million	SANTOS LTD 2007 $million
The Group:				
Performance guarantees	28.7	23.2	10.3	10.2
Actual and possible legal claims and proceedings	17.3	12.1	2.6	2.4
The Group's share of contingent liabilities of joint venture operations:				
Performance guarantees	13.0	5.8	2.9	2.9
Litigation and proceedings	4.5	-	1.8	-
	63.5	41.1	17.6	15.5

Legal advice in relation to the actual and possible legal claims and proceedings referred to above indicates that on the basis of available information, any liability in respect of these claims is unlikely to exceed $13.7 million on a consolidated basis.

A number of the Australian interests of the Group are located within areas the subject of one or more claims or applications for native title determination. Whatever the outcome of those claims or applications, it is not believed that they will significantly impact the Group's asset base. Compliance with the 'future act' provisions of the *Native Title Act 1993* (Cth) can delay the grant of mineral and petroleum tenements and consequently impact generally the timing of exploration, development and production operations. An assessment of the impact upon the timing of particular operations may require consideration and determination of complex legal and factual issues.

Guarantees provided by Santos Ltd for borrowings in respect of controlled entities are disclosed in note 21.

Santos Ltd has provided parent company guarantees in respect of:

(a) the funding and performance obligations of a number of subsidiary companies, relating to:

- a floating storage and offloading facilities agreement for the Sampang PSC;
- a mobile offshore production unit agreement for the Madura PSC;
- performance obligations under production sharing contracts; and

(b) a subsidiary company's obligations to meet distribution charges for gas retail customers.

A subsidiary company has provided a letter of performance guarantee in respect of the performance obligations of its subsidiary company relating to a production sharing contract.

A subsidiary company has provided a letter of comfort in respect of payment obligations of associated entities.

The total expenditure commitment under these transactions and which are the subject of a parent company guarantee is $245.8 million.

36. Contingent Liabilities (continued)

Varanus Island Incident

A pipeline rupture and subsequent fire at Varanus Island on 3 June 2008 damaged gas processing and export facilities. As a result, total production ceased both from the East Spar Joint Venture (processing and exporting gas from the John Brookes gas field) and the Harriet Joint Venture (processing and exporting gas from various Harriet fields). Santos (BOL) Pty Ltd, a controlled entity of Santos Limited, has a 45% interest in the John Brookes gas field and the East Spar Joint Venture. Partial production by the East Spar Joint Venture recommenced on 6 August 2008, but Santos (BOL) Pty Ltd remains unable to meet the entirety of its firm gas commitments to customers under its various Gas Sales Agreements, and continues to rely on the force majeure provisions of those Agreements. It is too early to provide an estimate of the costs of managing and responding to the incident, or the potential liability (if any) to third party claims under Gas Sales Agreements or otherwise as a result of the incident.

Sidoarjo mudflow incident

On 11 December 2008, Santos Brantas Pty Ltd ("Santos Brantas") announced that it had agreed to transfer its 18% minority interest in the Brantas Production Sharing Contract ("Brantas PSC") in Indonesia to Minarak Labuan Co (L) Ltd ("Minarak"), a company associated with Lapindo Brantas Inc ("Lapindo") which is the operator and majority owner of the Brantas PSC.

The transfer was approved by BPMIGAS, the relevant regulatory body of the Indonesian government.

The Brantas PSC includes the Banjar-Panji 1 onshore exploration well in Sidoarjo, the site of a major mudflow incident which commenced in May 2006.

Santos Brantas will pay $US22.5 million to Minarak, ($US20.0 million paid at the date of this report) with these funds to be used to support the long-term mud management program. Santos Brantas and its related parties received a release from each of its former Brantas PSC participants and Minarak. The release covers any past, present or future claims that any of those parties may have against Santos in relation to the Brantas PSC or otherwise in connection with the incident.

The transaction does not remove possible third party claims directly against Santos Brantas. Whilst it is possible that Santos Brantas could be subjected to such claims in the future, it believes it would be able to successfully defend those claims, if ever made.

37. Deed of Cross Guarantee

Pursuant to Class Order 98/1418, the wholly-owned subsidiaries listed below are relieved from the *Corporations Act 2001* requirements for preparation, audit and lodgement of their financial reports.

As a condition of the Class Order the Company and each of the listed subsidiaries ("the Closed Group") have entered into a Deed of Cross Guarantee. The effect of the Deed is that the Company has guaranteed to pay any deficiency in the event of winding up of any of the subsidiaries under certain provisions of the *Corporations Act 2001*. The subsidiaries have also given a similar guarantee in the event that the Company is wound up.

The subsidiaries subject to the Deed are:

- Alliance Petroleum Australia Pty Ltd
- Bridge Oil Developments Pty Limited
- Reef Oil Pty Ltd
- Santos (BOL) Pty Ltd
- Santos Darwin LNG Pty Ltd
- Santos (NARNL Cooper) Pty Ltd (became a party to the Deed on 28 November 2008)
- Santos Offshore Pty Ltd
- Santos Petroleum Management Pty Ltd
- Santos Petroleum Pty Ltd
- Santos QNT Pty Ltd
- Santos QNT (No. 1) Pty Ltd
- Santos QNT (No. 2) Pty Ltd
- Vamgas Pty Ltd

The consolidated income statement and balance sheet of the entities that are members of the Closed Group are as follows:

	CLOSED GROUP	
	2008 $million	2007 $million
Consolidated income statement		
Profit before tax	324.0	1,213.5
Income tax expense	(154.4)	(130.9)
Royalty related taxation expense	(48.1)	(90.6)
Profit after tax	121.5	992.0
Retained earnings at the beginning of the year	1,556.3	1,218.9
Adjustment to retained earnings for company added to Deed during the year	130.6	-
Adjustment to retained earnings on initial adoption of Interpretation 1003 *Australian Petroleum Resource Rent Tax*	-	(164.4)
Dividends to shareholders	(286.3)	(268.6)
Share buy-back	(245.0)	(231.2)
Share-based payment transactions	8.3	5.2
Actuarial (loss)/gain on defined benefit plan, net of tax	(25.5)	4.4
Retained earnings at the end of the year	1,259.9	1,556.3

SANTOS LTD AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2008

37. Deed of Cross Guarantee (continued)

	CLOSED GROUP	
	2008 $million	2007 $million
Consolidated balance sheet		
Current assets		
Cash and cash equivalents	1,422.9	46.6
Trade and other receivables	3,023.3	557.9
Inventories	256.3	215.7
Other	2.7	5.6
Total current assets	4,705.2	825.8
Non-current assets		
Receivables	30.7	61.5
Exploration and evaluation assets	208.8	169.7
Oil and gas assets	4,172.1	3,725.7
Other land, buildings, plant and equipment	109.7	107.4
Other investments	2,507.7	2,672.8
Deferred tax assets	179.8	8.0
Other	-	5.9
Total non-current assets	7,208.8	6,751.0
Total assets	11,914.0	7,576.8
Current liabilities		
Trade and other payables	757.8	507.6
Deferred income	50.0	11.9
Interest-bearing loans and borrowings	0.6	-
Current tax liabilities	623.8	28.7
Provisions	38.4	43.2
Total current liabilities	1,470.6	591.4
Non-current liabilities		
Deferred income	6.3	8.8
Interest-bearing loans and borrowings	5,560.4	2,294.8
Deferred tax liabilities	370.5	340.0
Provisions	707.0	463.1
Total non-current liabilities	6,642.2	3,106.7
Total liabilities	8,114.8	3,698.1
Net assets	3,799.2	3,878.7
Equity		
Issued capital	2,530.8	2,331.6
Reserves	8.5	(9.2)
Retained earnings	1,259.9	1,556.3
Total equity	3,799.2	3,878.7

38. Financial Risk Management

Exposure to foreign currency risk, interest rate risk, commodity price risk, credit risk, and liquidity risk arises in the normal course of the Group's business. The Group's overall financial risk management strategy is to seek to ensure that the Group is able to fund its business plans. Derivative financial instruments may be used to hedge exposure to fluctuations in foreign exchange rates, interest rates, and commodity prices.

The Group uses various methods to measure the types of risk to which it is exposed. These methods include Cash Flow at Risk analysis in the case of interest rate, foreign exchange and commodity price risk, and ageing analysis for credit risk.

Financial risk management is carried out by a central treasury department ("Treasury") under policies approved by the Board of Directors. The Board provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk and credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a) Foreign currency risk

Foreign exchange risk arises from commercial transactions and recognised assets and liabilities that are denominated in a currency that is not the entity's functional currency. The risk is measured using cash flow forecasting and Cash Flow at Risk analysis.

The Group is exposed to foreign currency risk principally through the sale of liquid petroleum products denominated in US dollars, US dollar borrowings and US dollar expenditure. In order to economically hedge this foreign currency risk, the Group has from time to time entered into forward foreign exchange, foreign currency swap and foreign currency option contracts.

All US dollar denominated borrowings of AUD functional currency companies (2008: US$1,140.6 million; 2007: US$1,155.8 million) are either designated as a hedge of US dollar denominated investments in foreign operations, or swapped using cross-currency swaps to Australian dollars in order to achieve an economic hedge. As a result, there were no net foreign currency gains or losses arising from translation of US denominated dollar borrowings recognised in the income statements in 2008.

The Group's risk management policy is to hedge between 0% and 50% of forecasted cash flows in US dollars for the current financial year.

Based on the Group's net financial assets and liabilities at 31 December 2008, the following table demonstrates the estimated sensitivity to a +/- 10 cent movement in the US dollar exchange rate (2007: +/- 10 cents) with all other variables held constant, on post-tax profit and equity.

	CONSOLIDATED		SANTOS LTD	
	2008 $million	2007 $million	**2008 $million**	2007 $million
Impact on post-tax profit:				
AUD/USD +10 cents	(0.6)	10.6	-	-
AUD/USD -10 cents	0.8	(13.3)	-	-
Impact on equity:				
AUD/USD +10 cents	(0.6)	10.6	-	-
AUD/USD -10 cents	0.8	(13.3)	-	-

The above sensitivity should be used with care as the Group's financial asset and liability profile will not remain constant.

The +/- 10 cent sensitivity is the Group's estimate of reasonably possible changes in the US dollar exchange rate over the following financial year, based on recent volatility experienced in the market.

38. Financial Risk Management (continued)

(c) Credit risk

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions, and represents the potential financial loss if counterparties fail to perform as contracted. Management has credit policies in place and the exposure to credit risk is monitored on an ongoing basis. The majority of Santos' gas contracts are spread across major Australian energy retailers and industrial users. Contracts exist in every mainland state whilst the largest customer accounts for less than 20% of contracted gas.

The Group controls credit risk by setting minimum creditworthiness requirements of counterparties, which for banks and financial institutions is a Standard & Poor's rating of A or better.

Rating	Approved counterparties	Total credit limit $million	Total exposure[1] $million	Exposure range $million
AA, AA-	7	2,437.2	1,669.0	37.2 - 380.9
A+	5	663.5	542.4	10.3 - 298.3

[1] Cash deposits plus accrued interest, bank account balances and the mark-to-market gain and percentage of notional value weighted by term on derivatives.

If customers are independently rated these ratings are used, otherwise the credit quality of the customer is assessed by taking into account its financial position, past experience and other factors including credit support from a third party. Individual risk limits for banks and financial institutions are set based on external ratings in accordance with limits set by the Board. Limits for customers are determined within contract terms. The daily nomination of gas demand by customers and the utilisation of credit limits by customers is monitored by line management.

In addition, receivables balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant. The Group does not hold collateral, nor does it securitise its trade and other receivables.

At the balance sheet date there were no significant concentrations of credit risk within the Group and financial instruments are spread amongst a number of financial institutions to minimise the risk of default by counterparties.

The maximum exposure to credit risk is represented by the carrying amount of financial assets of the Group, excluding investments, which have been recognised on the balance sheet.

(d) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Group aims at maintaining flexibility in funding to meet ongoing operational requirements, exploration and development expenditure, and small-to-medium-sized opportunistic projects and investments, by keeping committed credit facilities available.

38. Financial Risk Management (continued)

(d) Liquidity risk (continued)

The following table analyses the contractual maturities of the Group's financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows comprising principal and interest repayments, except for interest rate swaps. Estimated variable interest expense is based upon appropriate yield curves existing as at 31 December 2008.

	Less than 1 year $million	1 to 2 years $million	2 to 5 years $million	More than 5 years $million
Consolidated				
2008				
Non-derivative financial liabilities				
Trade and other payables	604.8	-	-	-
Obligations under finance leases	0.5	0.5	1.0	1.3
Bank loans	54.5	34.1	82.1	118.7
Commercial paper	-	-	-	-
Medium-term notes	18.3	16.9	375.6	118.8
Long-term notes	140.5	259.5	374.5	1,432.4
Derivative financial assets				
Cross-currency swap contracts	(55.9)	(30.6)	-	-
Interest rate swap contracts	(42.4)	(57.9)	(73.7)	(184.1)
	720.3	222.5	759.5	1,487.1
2007				
Non-derivative financial liabilities				
Trade and other payables	609.7	-	-	-
Obligations under finance leases	-	-	-	-
Bank loans	41.1	40.8	259.2	133.7
Commercial paper	65.0	-	-	-
Medium-term notes	27.8	6.5	19.6	469.5
Long-term notes	75.2	111.7	502.9	1,151.4
Derivative financial liabilities/(assets)				
Cross-currency swap contracts	12.6	11.8	7.6	-
Interest rate swap contracts	(9.5)	(21.3)	(31.9)	(27.0)
	821.9	149.5	757.4	1,727.6
Santos Ltd				
2008				
Trade and other payables	723.0	-	-	-
Obligations under finance leases	0.5	0.5	1.0	1.3
Amounts owing to controlled entities	-	-	-	4,082.8
	723.5	0.5	1.0	4,084.1
2007				
Trade and other payables	625.1	-	-	-
Obligations under finance leases	-	-	-	-
Amounts owing to controlled entities	-	-	-	2,478.2
	625.1	-	-	2,478.2

38. Financial Risk Management (continued)

(d) Liquidity risk (continued)

Amounts owing to controlled entities are shown at their carrying value as any interest charged on the loans is added to the loan balance. The loans are made in the ordinary course of business on normal market terms and conditions and are not repayable for a minimum of nine years.

(e) Fair values

The financial assets and liabilities of the Group and the Company are recognised on the balance sheets at their fair value in accordance with the accounting policies in note 1, except for long-term notes that are not swapped to a variable interest rate, and bank borrowings, which are recognised at face value. The carrying value of these long-term notes is US$156.5 million and their fair value is estimated at US$169.4 million based on discounting the future cash flows excluding the credit spread at the time of issue. The discount rate used is the interest rate swap rate for the remaining term to maturity of the note as at 31 December 2008. The carrying value of the bank borrowings approximates fair value as it is a floating rate instrument.

Basis for determining fair values

The following summarises the significant methods and assumptions used in estimating the fair values of financial instruments:

Trade and other receivables

The carrying value less impairment provision of trade receivables is a reasonable approximation of their fair values due to the short-term nature of trade receivables.

Available-for-sale financial assets

The fair value of available-for-sale financial assets is determined by reference to their quoted bid price at the reporting date.

Derivatives

The fair value of interest rate swaps is calculated by discounting estimated future cash flows based on the terms of maturity of each contract and using market interest rates for a similar instrument at the reporting date. Where these cash flows are in a foreign currency the present value is converted to Australian dollars at the foreign exchange spot rate prevailing at reporting date.

Financial liabilities

Fair value is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. Where these cash flows are in a foreign currency the present value is converted to Australian dollars at the foreign exchange spot rate prevailing at reporting date.

Interest rates used for determining fair value

The interest rates used to discount estimated future cash flows, where applicable, are based on the market yield curve at the reporting date. The dealt credit spread is assumed to be the same as the market rate for the credit as at reporting date as allowed under AASB 139 *Financial Instruments: Recognition and Measurement.* The interest rates including credit spreads used to determine fair value were as follows:

	2008	2007
Derivatives	1.3% - 4.3%	5.4% - 7.8%
Loans and borrowings	1.7% - 4.9%	5.8% - 9.1%

DIRECTORS' DECLARATION

for the year ended 31 December 2008

In accordance with a resolution of the Directors of Santos Ltd ("the Company"), we state that:

1. In the opinion of the Directors:

   (a) the financial statements and notes of the Company and of the consolidated entity are in accordance with the *Corporations Act 2001*, including:

      (i) giving a true and fair view of the Company's and consolidated entity's financial position as at 31 December 2008 and of their performance for the year ended on that date; and

      (ii) complying with Accounting Standards and the *Corporations Regulations 2001*; and

   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. This declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the *Corporations Act 2001* for the financial year ending 31 December 2008.

3. As at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in note 37 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee between the Company and those members of the Closed Group pursuant to Class Order 98/1418.

Dated this 19th day of February 2009

On behalf of the Board:

Director

Director

Adelaide

ERNST & YOUNG

Ernst & Young Building
121 King William Street
Adelaide SA 5000 Australia
GPO Box 1271 Adelaide SA 5001

Tel: +61 8 8417 1600
Fax: +61 8 8417 1775
www.ey.com/au

Independent auditor's report to the members of Santos Ltd

Report on the Financial Report

We have audited the accompanying financial report of Santos Ltd, which comprises the balance sheet as at 31 December 2008, and the income statement, statement of recognised income and expense and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1(a), the directors also state that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

ERNST & YOUNG

Independence

In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is referred to in the directors' report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor's Opinion

In our opinion:

1. the financial report of Santos Ltd is in accordance with the *Corporations Act 2001*, including:

   i giving a true and fair view of the financial position of Santos Ltd and the consolidated entity at 31 December 2008 and of their performance for the year ended on that date; and

   ii complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*.

2. the financial report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 7 to 25 of the directors' report for the year ended 31 December 2008. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's Opinion

In our opinion the Remuneration Report of Santos Ltd for the year ended, complies with section 300A of the *Corporations Act 2001*.

Ernst & Young

RJ Curtin
Partner
Adelaide
19 February 2009

ERNST & YOUNG

Ernst & Young Building
121 King William Street
Adelaide SA 5000 Australia
GPO Box 1271 Adelaide SA 5001

Tel: +61 8 8417 1600
Fax: +61 8 8417 1775
www.ey.com/au

Auditor's Independence Declaration to the Directors of Santos Limited

In relation to our audit of the financial report of Santos Limited and the entities it controlled for the year ended 31 December 2008, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

R J Curtin
Partner
Adelaide
Ernst & Young
19 February 2009

38. Financial Risk Management

(b) Market risk

Cash flow and fair value interest rate risk

The Group's main interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The Group adopts a policy of ensuring that the majority of its exposure to changes in interest rates on borrowings is on a floating rate basis. Interest rate swaps, denominated in Australian dollars and US dollars, have been entered into as fair value hedges of medium-term notes and long-term notes respectively. When transacted, these swaps have maturities ranging from one to twenty years, and align with the maturity of the related notes. At 31 December 2008, the Group had interest rate swaps with a notional contract amount of $1,302.0 million (2007: $1,067.7 million).

The net fair value of swaps at 31 December 2008 was $303.5 million (2007: $67.3 million), comprising assets of $303.5 million and liabilities of $nil. These amounts were recognised as fair value derivatives.

Based on the net debt position as at 31 December 2008, taking into account interest rates swaps, it is estimated that if interest rates changed by +0.25%/-2.0% (2007: +/-1%), with all other variables held constant, the estimated impact on post-tax profit and equity would have been:

	CONSOLIDATED		SANTOS LTD	
	2008 $million	2007 $million	**2008 $million**	2007 $million
Impact on post-tax profit:				
Interest rates +0.25% (2007: +1%)	(0.5)	(11.6)	-	-
Interest rates -2.0% (2007: -1%)	3.9	11.6	-	-
Impact on equity:				
Interest rates +0.25% (2007: +1%)	(0.5)	(11.6)	-	-
Interest rates -2.0% (2007: -1%)	3.9	11.6	-	-

This assumes that the change in interest rates is effective from the beginning of the financial year and the net debt position and fixed/floating mix is constant over the year. However, interest rates and the debt profile of the Group are unlikely to remain constant and therefore the above sensitivity analysis should be used with care.

The +0.25%/-2.0% sensitivity is the Group's estimate of reasonably possible changes in interest rates over the following financial year, based on recent interest rate trends.

Changes in interest rates over the following year may be greater or less than the +0.25%/ -2.0% sensitivity employed in the estimates above.

Commodity price risk exposure

The Group is exposed to commodity price fluctuations through the sale of petroleum products denominated in US dollars. The Group may enter into commodity crude oil price swap and option contracts to manage its commodity price risk.

At 31 December 2008 the Group has no open oil price swap contracts (2007: nil), and therefore is not exposed to movements in commodity prices on financial instruments. The Group continues to monitor oil price volatility and to assess the need for commodity price hedging.

DIRECTORS' STATUTORY REPORT

The Directors present their report together with the financial report of Santos Limited (*Santos* or *Company*) and the consolidated financial report of the consolidated entity, being the Company and its controlled entities, for the financial year ended 31 December 2008, and the auditor report thereon. Information in the Annual Report referred to by page number in this report, including the Remuneration Report, or contained in a Note to the financial statements referred to in this report is to be read as part of this report.

1. Directors, Directors' Shareholdings and Directors' Meetings

The names of Directors of the Company in office at the date of this report and details of the relevant interest of each of those Directors in shares in the Company at that date are as set out below:

Surname	Other Names	Shareholdings in Santos Ltd		Surname	Other Names	Shareholdings in Santos Ltd	
		Ordinary Shares	Franked Unsecured Equity Listed Securities			Ordinary Shares	Franked Unsecured Equity Listed Securities
Borda	Kenneth Charles	45,172	-	Gerlach (Chairman)	Stephen	54,364	-
Coates	Peter Roland	7,440	-	Harding	Richard Michael	1,757	-
Dean	Kenneth Alfred	6,868	-	Knox	David John Wissler	-	-
Franklin	Roy Alexander	-	-	Sloan	Judith	20,135	195

The above named Directors held office during and since the end of the financial year, except for Mr PR Coates who was appointed a Director of the Company on 18 March 2008 and Mr DJW Knox, who was appointed Managing Director of the Company on 6 August 2008.

Mr JC Ellice-Flint held office as Managing Director of the Company until his retirement on 25 March 2008.

Except where otherwise indicated, all shareholdings are of fully paid ordinary shares.

At the date of this report, Mr D J W Knox holds 544,974 options under the Santos Executive Share Option Plan and subject to the further terms described in Note 31 to the financial statements. Details of the options granted to Mr Knox during the year are set out in the Remuneration Report on page 13.

Details of the qualifications, experience and special responsibilities of each Director and the Company Secretary are set out on the Directors' and Executives' biography pages of the Annual Report. This information includes details of other directorships held during the last three years.

Directors' Meetings

The number of Directors' Meetings and meetings of committees of Directors held during the financial year and the number of meetings attended by each Director are as follows:

Surname	Other Names	Directors' Meetings**		Audit Committee		Environment, Health, Safety and Sustainability Committee		Remuneration Committee		Finance Committee		Nomination Committee	
		No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended
Borda	Kenneth Charles	12	12	-	-	-	-	-	-	4	4	-	-
Coates	Peter Roland	10	8	2	2	-	-	1	1	-	-	-	-
Dean	Kenneth Alfred	12	12	5	5	-	-	-	-	4	4	-	-
Ellice-Flint	John Charles	2	2	-	-	1	1	-	-	-	-	-	-
Franklin	Roy Alexander	12	12	-	-	4	4	-	-	-	-	-	-
Gerlach	Stephen	12	12	-	-	4	4	6	6	4	4	1	1
Harding	Richard Michael	12	11	5	4	4	4	5	5	-	-	1	1
Knox	David John Wissler	5	5	-	-	3	3	-	-	-	-	-	-
Sloan	Judith	12	11	3	3	-	-	4	4	-	-	1	1

* Reflects the number of meetings held during the time the Director held office, or was a member of the Committee, during the year.

** In addition to formal meetings, the Board participated in a site visit to the Petronas operations in Malaysia. [Petronas is the joint venture partner for Gladstone LNG].

As at the date of this report, the Company had an audit committee of the Board of Directors.

Particulars of the Company's corporate governance practices appear in the Corporate Governance Statement in the Annual Report.

2. Principal Activities

The principal activities of the consolidated entity during the financial year were: petroleum exploration, the production, treatment and marketing of natural gas, crude oil, condensate, naphtha, liquid petroleum gas, and the transportation by pipeline of crude oil. No significant change in the nature of these activities has occurred during the year.

3. Review and Results of Operations

A detailed review of the operations of the consolidated entity during the financial year, the results of those operations and the financial position of the consolidated entity as at the end of the financial year is contained in the reports by the Chairman, Chief Executive Officer and Chief Financial Officer in the Annual Report. Further details regarding the operations, results and business strategies of the consolidated entity appear in the individual reports providing more detailed discussion of business activities and outlook in the Annual Report.

In summary, the consolidated net profit after income tax attributable to the shareholders was $1,650.1 million, a 359.3% increase from the previous period comparative result of $359.3 million. Sales revenue was a record $2,761.8 million, up 11.0% from 2007.

In particular, total revenue for the Australian segment was $2,563.4 million, an 8.8% increase from the 2007 result of $2,356.4 million. International operations recorded revenue growth of 49.5% from 2007 to $241.6 million in 2008.

Total production was down by 8.0% to 54.4 million barrels of oil equivalent (mmboe), reflecting natural field decline, Mutineer Exeter FPSO down time, the Varanus Island plant incident and the Stag shut-in, partially offset by commencement of production from the Sampang field, increased production contributions from Maleo, the acquisition of the Sangu field and increased contributions from Cooper Oil.

4. Significant changes in the state of affairs

The Directors consider that matters or circumstances that have significantly affected, or may significantly affect, the operations, results of operations or the state of affairs of the Company in subsequent financial years are:

- The selection of Petronas, one of the world's largest LNG producers, to be the Company's 40% partner in the development, operation and marketing of the company's proposed Gladstone LNG project;
- The transfer of the Company's interest in the Brantas Production Sharing Contract (PSC) in Indonesia, including the Banjar Panji-1 well, to a company associated with the operator of the PSC;
- The signing of a Gas Agreement between the Government of Papua New Guinea (PNG) and the PNG LNG joint venture and the project formally entering into Front End Engineering Design; and
- Government of South Australia legislation preventing any one shareholder having an entitlement to more than 15% of the Company's shares was repealed effective 29 November 2008.

5. Dividends

On 19 February 2009, the Directors:

(i) resolved to pay a fully franked final dividend of $0.20 per fully paid ordinary share on 31 March 2009 to shareholders registered in the books of the Company at the close of business on 3 March 2009. This final dividend amounts to approximately $117.0 million; and

(ii) declared that in accordance with the Terms of Issue, a fully franked dividend of $2.9989 per Franked Unsecured Equity Listed Security be paid on 31 March 2009 to holders registered in the books of the Company at the close of business on 3 March 2009, amounting to $18.0 million.

A fully franked final dividend of $117.2 million (20 cents per share) was paid on 31 March 2008 on the 2007 results. Indication of this dividend payment was disclosed in the 2007 Annual Report. In addition, a fully franked interim dividend of $131.1 million (22 cents per fully paid ordinary share) was paid to members on 30 September 2008.

In accordance with the Terms of Issue, a fully franked final dividend of $2.9983 per Franked Unsecured Equity Listed Security ($18.0 million) was paid on 31 March 2008. Indication of this dividend payment was disclosed in the 2007 Annual Report. A fully franked interim dividend of $3.3365 per Franked Unsecured Equity Listed Securities ($20.0 million) was paid on 30 September 2008.

6. Environmental Regulation

The consolidated entity's Australian operations are subject to various environmental regulations under Commonwealth, State and Territory legislation, including under applicable petroleum legislation, under authorisations in respect of its South Australian operations (numbers EPA 888, 1259, 2164, 2569,14145,14427, 45080036, 45080037, 45080038 and 45080092 issued under the Environment Protection Act 1993), its Queensland operations (numbers EA 150029, 150101, 150125, 150224, 150225, 150238, 150245, 150271, 150275, 150288, 150313, 150347, 150351, 150343, 150355, 150359, 150368, 150381,150382, 150274, 150166, 150390, 170526, 170533, 170562, and numbers EA PEN 200018207, 2000054807, 2000054007, 200054107, 200214208, 200196508, 10021028, 100188208, 200039307, 200196208, 200196308, 200196408, 100030807, 200194208, 200196608, 200012400, 200214308, 2100214408 and 100090007 issued under the Environmental Protection Act 1994) and its Victorian operations (number LA 54626 issued under the Environment Protection Act 1970). Applicable legislation and requisite environmental licences are specified in the entity's EHS Compliance Database, which forms part of the consolidated entity's overall Environmental Management System. Compliance performance is monitored on a regular basis and in various forms, including environmental audits conducted by regulatory authorities and by the Company, either through internal or external resources.

During the financial year, no fines were imposed and no prosecutions were instituted in respect of the above-referenced environmental regulations. Since the end of the financial year, Santos has received a minor infringement notice for a breach of the Environmental Protection Act 1994 (Qld). Apart from this, Santos has not been the subject of any enforcement action under the environmental protection legislation to which its operations are subject. Appropriate corrective measures have been taken to preclude a re-occurrence of the circumstances which led to the issuing of this notice. In February 2008, Santos received a notice of non-compliance from the Department of Primary Industries and Resources South Australia in relation to the disturbance of cultural heritage sites during clear and grade activities on the Jackson to Moomba Pipeline right of way. This incident was formally investigated by Santos and appropriate corrective measures have been taken to preclude a re-occurrence.

7. Events Subsequent to Balance Date

Except as mentioned below, in the opinion of the Directors there has not arisen in the interval between the end of the financial year and the date of this report any matter or circumstance that has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

Dividends declared after 31 December 2008 are set out in Item 5 of this Directors' Report and Note 24 to the financial statements.

8. Likely Developments

Certain likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years are referred to in the reports in the Annual Report by the Chairman, Chief Executive Officer and Chief Financial Officer.

Further information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity. Further details regarding likely developments appear in the individual reports providing more detailed discussion of business activities and outlook in the Annual Report.

9. Directors' and Senior Executives' Remuneration

Details of the Company's remuneration policies and the nature and amount of the remuneration of the Directors and senior management (including shares and options granted during the financial year) are set out in the Remuneration Report commencing on page 9 of this report.

10. Indemnification

Rule 61 of the Company's Constitution provides that the Company indemnifies, on a full indemnity basis and to the full extent permitted by law, officers of the Company for all losses or liabilities incurred by the person as an officer of the Company, a related body corporate or trustee of a company-sponsored superannuation fund. Rule 61 does not indemnify an officer for any liability involving a lack of good faith. Rule 61 also permits the Company to purchase and maintain a Directors' and Officers' insurance policy. No indemnity has been granted to an auditor of the Company in their capacity as auditor of the Company.

In conformity with Rule 61, the Company is party to Deeds of Indemnity in favour of each of the Directors referred to in this report who held office during the year and certain senior executives of the consolidated entity. The indemnities operate to the full extent permitted by law and are not subject to a monetary limit. Santos is not aware of any liability having arisen, and no claims have been made, during or since the financial year under the Deeds of Indemnity.

During the year, the Company paid premiums in respect of Directors' and Officers' Liability and Legal Expenses insurance contracts for the year ending 31 December 2008 and since the end of the year the Company has paid, or agreed to pay, premiums in respect of such contracts for the year ending 31 December 2009. The insurance contracts insure against certain liability (subject to exclusions) persons who are or have been directors or officers of the Company and its controlled entities. A condition of the contracts is that the nature of the liability indemnified and the premium payable not be disclosed.

11. Non-audit services

During the year the Company's auditor, Ernst & Young, was paid the following amounts in relation to non-audit services it provided:

Taxation services	$38,000
Assurance services	$388,000
Other services	$42,000

The Directors are satisfied, based on the advice of the audit committee, that the provision of the non-audit services detailed above by Ernst & Young is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

The reason for forming this opinion is that all non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor.

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 101 of the financial statements.

12. Shares under option

Unissued ordinary shares of Santos Ltd under option at the date of this report are as follows:

Date options granted	Expiry date	Issue price of shares*	Number under option
15 June 2004	14 June 2009	$6.95	50,000
23 May 2005	22 May 2015	$8.46	22,850
23 May 2005	22 May 2015	$8.46	159,450
24 October 2006	24 October 2016	$10.48	736,000
4 May 2006	3 May 2016	$11.36	2,500,000
1 July 2007	30 June 2017	$14.14	227,500
1 July 2007	30 June 2017	$14.14	59,800
3 September 2007	2 September 2017	$12.81	100,000
3 May 2008	2 May 2018	$15.39	644,949
3 May 2008	2 May 2018	$15.39	281,573
28 July 2008	27 July 2018	$17.36	94,193
28 July 2008	27 July 2018	$17.36	131,976
28 July 2008	27 July 2018	$17.36	131,976
			5,140,267

* This is the exercise price payable by the optionholder.

Options do not confer an entitlement to participate in a bonus or rights issue, prior to the exercise of the option.

13. Shares issued on the exercise of options

The following ordinary shares of Santos Ltd were issued during the year ended 31 December 2008 on the exercise of options granted under the Santos Executive Share Option Plan. No further shares have been issued since then on the exercise of options granted under the Santos Executive Share Option Plan. No amounts are unpaid on any of the shares.

Date options granted	Issue price of shares	Number of shares issued
15 June 2004	$6.95	50,000
15 June 2004	$6.95	46,178
23 May 2005	$8.46	11,100
23 May 2005	$8.46	132,100
24 October 2006	$10.48	64,205
		303,583

14. Rounding

Australian Securities and Investments Commission Class Order 98/100, dated 10 July 1998, applies to the Company and accordingly amounts have been rounded off in accordance with that Class Order, unless otherwise indicated.

This report is made on 19 February 2009 in accordance with a resolution of the Directors.

Director

2009

Director

2009

2008 REMUNERATION REPORT

The Directors of Santos Limited present the Remuneration Report for the Company and its controlled entities for the year ended 31 December 2008. The information provided in this Remuneration Report has been audited as required by section 308(3C) of the Corporations Act. This Remuneration Report forms part of the Directors' Report.

In order to achieve its objective of delivering top quartile strategic operating and shareholder value performance compared to its peers in the Australian and international exploration and production industry, the Company needs to have highly capable staff. Consistent with this objective, the Company's remuneration strategy is designed to attract and retain appropriately qualified and experienced directors, executives and staff with the necessary skills and attributes to lead and manage the Company. The Company's remuneration strategy is therefore critical to the delivery of the Company's overall strategic objectives.

In addition to attracting and retaining talent, Santos' remuneration strategy also aims to encourage its employees to strive for superior performance by rewarding the achievement of targets that are fair, challenging, clearly understood and within the control of employees to achieve through their own actions. For the Company's most senior staff, performance targets are primarily aligned with long-term shareholder value creation.

The Remuneration Report sets out remuneration information for the Company's non-executive Directors, Managing Director and Senior Executives who are the key management personnel accountable for planning, directing and controlling the affairs of the consolidated entity. They include the five highest remunerated executives of the Company and Group for the 2008 financial year, and are listed in Table 1 below.

Table 1: Non-executive Directors, Managing Director and Senior Executives

Executive	
Name	*Position*
DJW Knox	Managing Director and Chief Executive Officer[1]
JH Anderson	Vice President Commercial[2]
JL Baulderstone	General Counsel and Company Secretary
TJ Brown	Vice President Geoscience and New Ventures
MEJ Eames	Vice President Corporate and People
RM Kennett	Vice President Operations[3]
MS Macfarlane	Vice President Development
PC Wasow	Chief Financial Officer
RJ Wilkinson	Vice President GLNG[4]
Former	
JC Ellice-Flint	Managing Director and Chief Executive Officer[5]

Non-Executive	
Name	*Position*
S Gerlach	Chairman
KC Borda	Director
PR Coates	Deputy Chairman[6]
KA Dean	Director
RA Franklin	Director
RM Harding	Director
J Sloan	Director

1. Appointed on 28 July 2008, formerly Acting Chief Executive Officer (from 25 March 2008 to 27 July 2008) and Executive Vice President Growth Businesses (until 24 March 2008).
2. Appointed on 1 September 2008, formerly Vice President Strategic Projects.
3. Seconded to GLNG Operations Pty Ltd on 24 July 2008.
4. Appointed on 1 September 2008, formerly Vice President Commercial.
5. Departed 25 March 2008.
6. Appointed Director on 18 March 2008. Appointed Deputy Chairman on 10 December 2008.

DELIVERING ON PERFORMANCE CRITERIA

2008 was an important year in Santos' history, during which the achievement of key milestones shaped the Company's future. The Company's ambition to be a significant supplier of energy to Asia took a major step forward through two significant achievements. First, the sale of a 40% interest in the Company's GLNG project, and the resultant joint venture with Petronas, the leading LNG player in the region. Second, the entry into FEED in the PNG LNG project. These achievements, together with the Company meeting its production guidance, placed Santos as one of the premium growth stocks on the ASX as well as in the broader energy sector. Santos was one of only eight ASX100 companies whose share price grew during the severe stock market downturn in

2008 and was also one of the top performing exploration and production companies internationally. The achievement of these significant milestones was an important aspect in the Company's 2008 remuneration deliberations.

David Knox assumed the position of Acting Chief Executive Officer upon the retirement of John Ellice-Flint on 25 March 2008, and was subsequently appointed Managing Director and Chief Executive Officer (CEO) on 28 July 2008, following an international search by the Company. The terms of Mr Knox's appointment were outlined in an ASX release dated 29 July 2008, and are summarised on pages 11 to 14. Details of Mr Ellice-Flint's retirement package were communicated to the market on 14 May 2008 and are summarised on page 23.

REMUNERATION POLICY

The Company's remuneration policy as set by the Board is summarised below.

	Policy objective	Implementation approach
Non-executive Directors	To enable the Company to prudently secure and retain the services of suitable individuals to serve as Directors.	Directors' fees are set taking into account, among other things, fees paid for similar roles in comparable companies, the commitment, risk and responsibility accepted by non-executive Directors, and recognition of their commercial expertise and experience.
	To promote independence and impartiality.	Non-executive Director remuneration does not vary according to the performance of the Company.
	To align non-executive Director and shareholder interests by encouraging the creation of long-term shareholder value.	Purchase of the Company's shares by Directors is facilitated via the Non-executive Director Share Plan.
Managing Director and Senior Executives	To enable the Company to prudently secure and retain the services of suitable individuals able to contribute towards meeting its strategic objectives.	Executive remuneration levels are market-aligned by comparison against similar roles in comparable companies.
	To encourage executives to strive for superior performance by rewarding achievement of targets that are fair, challenging, clearly understood and within the control of employees to achieve through their own actions.	A significant component of executive remuneration is driven by Company and individual performance through the Company's short-term and long-term incentive programs. These components of remuneration are "at risk", so executives only derive value from participating in these programs where they satisfy challenging performance hurdles. Individual performance also affects base remuneration. The Board intends the base remuneration of consistently high-performing executives to be higher, in market terms, than that of others.
	To align executive and shareholder interests by encouraging the creation of long-term shareholder value.	Part of executive remuneration is delivered in share-based payments, in order to align executive and shareholder interests. Consistent with the objective of creating a meaningful alignment of interests, Directors and Senior Executives are not permitted to hedge their shareholdings or Long Term Incentives (LTIs) unless those securities have fully vested and are no longer subject to restrictions. Breaches of this policy will be subject to appropriate sanctions, which could include disciplinary action or termination of employment.

DETAILS OF REMUNERATION POLICY IMPLEMENTATION IN 2008

Non-executive Director remuneration

Maximum aggregate amount

Total non-executive Directors' fees paid in a year, including Board committee fees, cannot exceed $2,100,000. This amount was approved by shareholders at the Annual General Meeting held on 2 May 2008. Directors may also be paid additional fees for special duties or exertions, and are entitled to be reimbursed for all business-related expenses. These payments are not included in the maximum aggregate amount approved by shareholders. No additional fees were paid during the year.

2008 Non-executive Directors' fees

Within the maximum aggregate amount approved by shareholders, fees are set for Board and Committee responsibilities. An external review of Directors' fees was undertaken by Egan Associates in December 2007, which included benchmarking comparisons of non-executive directors' fees for similar companies and consideration of the responsibilities and time commitments required from each Director to discharge their duties. Recommendations arising from this review resulted in approval by the Board of a revised scale of payment, effective from 1 July 2008. An extension of this review, conducted in January 2009 by Egan Associates, also provided benchmark data for remuneration for the new Deputy Chairman's role. The Board adopted the recommended fees with effect from the date of appointment of the Deputy Chairman on 10 December 2008. Directors' fee rates are provided in Table 2 below.

Table 2: Non-executive Directors' fees per annum

	Board			Committees	
	Chair[1]	Deputy Chair[1]	Member	Chair	Member
Annual Fees	$435,000	$217,500	$145,000	$12,000 - $30,000	$5,000 - $15,000

[1] The Chairman and Deputy Chairman of the Board do not receive any additional fees for serving on or chairing any Board committee.

Superannuation and retirement benefits

Superannuation contributions are made on behalf of non-executive Directors in accordance with the requirements of the Company's statutory superannuation obligations.

Non-executive Directors appointed prior to 1 January 2004 (Participating Directors) are contractually entitled to receive benefits upon their retirement pursuant to agreements entered into upon their appointment, the terms of which were approved by shareholders at the 1989 AGM. Non-executive Directors appointed after 1 January 2004 are not entitled to receive a benefit upon retirement other than statutory entitlements.

The retirement benefits of Participating Directors were frozen with effect from 30 June 2004, at which time their entitlements ceased to accrue. However, to prevent erosion in the real value of the frozen benefits, the Board determined that from 1 July 2007 the benefits would be indexed annually against the five-year Australian Government Bond Rate.

Table 3 below shows the increase in Participating Directors' frozen benefits as a result of indexation in 2008. Full provision has been made for these retirement benefits.

Table 3: Non-executive Director retirement benefits

Director	Benefit as at 1 January 2008	Increase as a result of indexation	Benefit as at 31 December 2008
S Gerlach	$1,168,650	$39,897	$1,208,547
J Sloan	$358,382	$12,235	$370,617

Non-executive Director Share Plan

The Non-executive Director Share Plan (NED Share Plan) was introduced in July 2007 following shareholder approval at the 2007 Annual General Meeting. Participation in the NED Share Plan is voluntary and all present and future non-executive Directors are eligible to participate. Under the NED Share Plan, Directors elect to sacrifice all or part of their pre-tax fees in return for an allocation of shares of equivalent value. The NED Share Plan therefore does not involve any additional remuneration for participating Directors.

Shares are allocated quarterly and are either issued as new shares or purchased on the ASX at the prevailing market price. The shares are registered in the name of the participating Director, but are subject to a restriction on dealing. In the absence of exceptional circumstances, the restriction will apply until the Director ceases to hold office or until ten years have elapsed since the allocation of the shares, whichever is earlier.

Details of the shares allocated to Directors under the NED Share Plan during the year are set out in Table 4 below.

Table 4: 2008 NED Share Plan allocations

Director	Q1 2008 allocation[1]	Q2 2008 allocation[2]	Q3 2008 allocation[3]	Q4 2008 allocation[4]	Total
KC Borda	2,316	1,654	2,188	2,770	8,928
PR Coates	336	1,564	2,412	3,105	7,417
KA Dean	697	497	639	807	2,640
S Gerlach	985	703	911	1,151	3,750
RM Harding	296	211	273	345	1,125
J Sloan •	2,746	1,961	2,143	2,646	9,496

1 Shares were allocated to the participating Directors on 4 April 2008 at $14.8381 per share.
2 Shares were allocated to the participating Directors on 3 July 2008 at $20.7745 per share.
3 Shares were allocated to the participating Directors on 7 October 2008 at $17.8867 per share.
4 Shares were allocated to the participating Directors on 30 December 2008 at $14.1676 per share.

Details of remuneration paid to non-executive Directors

Details of the fees and other benefits paid to Directors during 2008 are set out in Table 5 below.

Table 5: 2008 Non-executive Director remuneration details

	Short-term benefits			Retirement benefits		Share-based payments	Total
	Directors' fees (incl Committee Fees) [1]	Fees for special duties or exertions	Other [2]	Superannuation contributions [3]	Increase to retirement benefit	NED Share Plan	
S Gerlach	$350,625	-	$4,796	$13,437	$39,897	$61,875	$470,630
KC Borda	$0	-	-	$13,060	-	$147,141	$160,201
PR Coates	$0	-	-	$10,246	-	$124,644	$134,890
KA Dean	$130,687	-	-	$13,437	-	$43,563	$187,687
RA Franklin	$150,250	-	-	$813	-	-	$151,063
RM Harding	$167,287	-	-	$6,872	-	$18,588	$192,747
J Sloan	$0	-	-	$13,376	$12,235	$157,342	$182,953

1 Refer Table 2 above for details of annual Directors' fees and Committee fees. Figure shown is after fee sacrifice to NED Share Plan.
2 This figure represents the value of car parking provided to the Chairman in the Company's head office in Adelaide.
3 Includes superannuation guarantee payments. Superannuation guarantee payments are made to Mr Franklin only in relation to days worked in Australia.

Table 6: 2007 Non-executive Director remuneration details

	Short-term benefits			Retirement benefits		Share-based payments	Total
	Directors' fees (incl Committee Fees) [1]	Fees for special duties or exertions	Other [2]	Superannuation contributions [3]	Increase to retirement benefit	NED Share Plan	
S Gerlach	$252,229	-	$4,788	$111,678	$37,925	$39,000	$445,620
K C Borda	$51,704	-	-	$10,672	-	$68,750	$131,126
K A Dean	$107,575	-	-	$54,282	-	$16,550	$178,407
R A Franklin	$140,512	-	-	$3,195	-	-	$143,707
R M Harding	$39,600	-	-	$136,440	-	$8,800	$184,840
C J Recny [4]	$19,589	-	-	$1,763	-	-	$21,352
J Sloan	$0	-	-	$94,407	$11,630	$81,500	$187,537

1 Figure shown is after fee sacrifice to superannuation and/or NED Share Plan.
2 This figure represents the value of car parking provided to the Chairman in the Company's head office in Adelaide.
3 Includes superannuation guarantee payments and any voluntary fee sacrifice to superannuation.
4 Payment to deceased estate.

Managing Director and CEO remuneration

Remuneration components and their relative weightings

Total remuneration for the Managing Director and CEO, Mr DJW Knox, is made up of the following components:

- Base remuneration – comprising salary and superannuation;
- Short-term Incentive (STI) – an annual bonus linked to Company performance and achievement of strategic objectives; and
- Long-term Incentive (LTI) – equity grants tied to vesting conditions dependent on Santos' achievement of superior performance relative to the ASX100.

The Board received external advice on Mr Knox's remuneration package, which is benchmarked against the remuneration paid to Managing Directors/CEOs of comparable companies in the industry.

The relative weightings of the three components comprising the Managing Director and CEO's total remuneration are provided below.

Table 7: Relative weightings of remuneration components[1]

	% of total remuneration (annualised)		
	Fixed remuneration	Performance-based remuneration	
		STI	LTI
Managing Director	37%	26%	37%

1 These figures reflect the annualised weightings of the Managing Director and CEO's remuneration components (based on target performance for the "at risk" components). The figures do not reflect the relative weightings of the remuneration components paid to Mr Knox in 2008, as Mr Knox did not serve as Managing Director for the full period. These figures do not reflect the relative value derived by Mr Knox from each of the components, which is dependent on actual performance against targets for the "at risk" components. This is discussed in the STI and LTI sections below.

Base remuneration

Mr Knox is paid Total Fixed Remuneration (TFR), out of which the Company makes contributions into his accumulation superannuation fund of at least the minimum statutory amount. He may, if he wishes, salary sacrifice part of his TFR for additional superannuation contributions or other benefits such as a novated car lease. Under his service agreement, TFR for the Managing Director and CEO is set at $1.75 million per annum, subject to annual review. Mr Knox's TFR for the 2008 financial year (as set out in Table 9 below) was pro-rated according to the various roles he held during the period.

Short-term Incentive (STI)

The Managing Director and CEO has a maximum annual STI opportunity of 100% of TFR, subject to achievement of applicable performance targets set by the Board. For the 2008 financial year, Mr Knox's maximum STI was pro-rated for the various roles he held during the period (that is, his maximum STI amount of $1,358,167 reflects a pro-rated portion of the maximum amount he could have earned from the roles held during the year).

Consistent with his role as Managing Director and CEO, Mr Knox's performance measures comprise a combination of financial and operational targets, all of which are directly related to strategic objectives set by the Board. The Board believes that this method of setting performance targets focuses the Managing Director and CEO's attention on achieving the key conditions and milestones necessary to achieve the Board's strategic plan for the Company.

At the end of each financial year, the Remuneration Committee assesses performance against the objectives set by the Board, and makes recommendations to the Board regarding Mr Knox's performance and the appropriate level of STI award. The Board believes this method of assessment provides a balanced assessment of the Managing Director and CEO's overall performance.

For the 2008 performance period, as outlined above, Mr Knox's STI targets were based on agreed objectives linked to Company performance targets and delivery of its strategic growth initiatives. Consistent with his role as Managing Director and CEO, these performance measures for 2008 included the Company's strategic positioning in Australia and Asia, furtherance of its LNG projects (including formation of a strategic joint venture for its GLNG project) and achievement of financial, operational and safety performance milestones.

Based on performance against these targets during the year, Mr Knox was awarded an STI payment of $1,100,000 or 81% of the maximum STI payable. The difference between actual STI paid and maximum STI was forfeited.

Long-term Incentive (LTI)

<u>Overview of grants made to Mr Knox in 2008</u>

On 3 May 2008, the Company made equity grants to its Senior Executives for the long-term incentive (LTI) component of their remuneration for 2008. Mr Knox participated in these grants in his capacity as Acting Chief Executive Officer. The grants comprised:

- a performance-based component, equal to 71% of the total grant value (Performance Award); and
- a service-based component, equal to 29% of the total grant value (Deferred Award).

The key terms of the Performance Award and Deferred Award are set out on pages 16 to 18.

Upon his formal appointment as CEO, Mr Knox received a further grant of equity awards (CEO Performance Award) to supplement the grants already made to him in his Senior Executive capacity.

The grants made to Mr Knox in 2008 constitute his full LTI entitlement for the 2008, 2009 and 2010 financial years.

All LTI grants were delivered in the form of:

- Share Acquisition Rights (SARs) - a conditional entitlement to a fully paid ordinary share at zero price, subject to satisfaction of vesting conditions; or
- Options - an entitlement to acquire a fully paid ordinary share at a predetermined price, subject to satisfaction of vesting conditions.

Table 8 below contains details of the number and value of SARs and Options granted to Mr Knox in 2008.

Table 8: SARs and Options granted to Mr Knox in 2008[1]

Grant name	Number of SARs granted		Number of Options granted		Maximum value of grant [2]	
CEO Performance Award	Tranche 1	35,973	Tranche 1	94,193	Tranche 1	$1,040,640
	Tranche 2	50,403	Tranche 2	131,976	Tranche 2	$990,405
	Tranche 3	50,403	Tranche 3	131,976	Tranche 3	$990,066
2008 Awards prior to CEO Appointment						
Performance Award		-		64,992		$341,208
Deferred Award		-		21,837		$159,410

1 The grants made to Mr Knox during the year constitute his full LTI awards for the 2008, 2009 and 2010 financial years. As the SARs and options only vest on satisfaction of service and/or performance conditions to be tested in future financial years, none of the SARs or options detailed above were forfeited during the year.

2 Maximum value represents the fair value of the LTI Awards as at their grant date (being 3 May 2008 for the Performance Award and Deferred Award and 28 July 2008 for the CEO Performance Award). The fair value per instrument at the grant date was:

CEO Performance Award	Tranche 1: SARs – $13.82, Options - $5.77 Tranche 2: SARs – $8.60, Options - $4.22 Tranche 3: SARs – $8.41, Options - $4.29
Performance Award	Options - $5.25
Deferred Award	Options - $7.30

Monte Carlo simulation was used to determine the value of the SARs and options granted. Details of the assumptions underlying the valuation are set out in Note 31 to the financial statements. The minimum total value of the grant, if the applicable vesting conditions are not met, is nil in all cases.

These grants have been structured to provide Mr Knox with an annual LTI opportunity of 100% of TFR (based on the 2008 level of $1.75 million) for each of the 2008, 2009 and 2010 years, subject to achieving applicable vesting conditions.

Summary of CEO Performance Award

The CEO Performance Award operates on the same terms as the performance-based LTI granted to other Senior Executives described on pages 16 to 18 below, that is, it is subject to performance hurdles based on the Company's TSR relative to the ASX 100 over a three year performance period. The Board believes the chosen performance hurdles effectively align the CEO's interests with that of the Company's shareholders, as TSR is a fair measure of shareholder returns and the ASX 100 represents the companies in which most of the Company's shareholders could invest as an alternative to Santos.

As the CEO Performance Award forms part of the Managing Director and CEO's remuneration for each of the 2008, 2009 and 2010 financial years, it is divided into 3 tranches as follows:

Tranche 1: Tested over the period from 1 January 2008 to 31 December 2010
Tranche 2: Tested over the period from 1 January 2009 to 31 December 2011
Tranche 3: Tested over the period from 1 January 2010 to 31 December 2012.

Depending on Santos' relative TSR over the applicable performance period, each tranche of the CEO Performance Award will vest in accordance with the following schedule:

TSR percentile ranking	% of grant vesting
< 50th percentile	0%
= 50th percentile	37.5%
51st to 75th percentile	39% to 75%
76th to 100th percentile	76% to 100%

Full vesting of the CEO Performance Award will only occur where Santos' TSR growth over the performance period exceeds that of all other companies in the comparator group, and therefore requires exceptional performance.

There is no re-testing of the performance conditions. SARs or options which remain unvested following testing of the performance condition will lapse.

Upon vesting of SARs, ordinary shares in Santos will automatically be allocated to Mr Knox. These shares will be subject to restrictions until the earlier of ten years from the grant date, cessation of employment, or the date at which the Board approves, at Mr Knox's request, the removal of the restrictions. Options may be exercised at any time between the vesting date and the expiry date (27 July 2018), subject to payment of the exercise price of $17.36 per option (being the volume weighted average price in the week up to and including the grant date).

2008 Remuneration details for Mr DJW Knox

Table 9: 2008 remuneration details for Mr DJW Knox[1]

Short-term employee benefits			Post-employment	Share-based payments[2]		Termination	Other long-term benefits[3]	Total	% at risk
Base salary	STI[4]	Other	Superannuation	SARs	Options				
$	$	$	$	$	$	$	$	$	
1,200,115	1,100,000	-	54,745	381,824	418,382	-	39,593	3,194,659	59%

1 Remuneration paid to Mr Knox in 2008 varied according to each of the three positions he held during the year.

2 In accordance with the requirements of the Accounting Standards, remuneration includes a proportion of the notional value of equity compensation granted or outstanding during the year. The notional value of equity instruments which do not vest during the reporting period is determined as at the grant date and is progressively allocated over the vesting period. The amount included as remuneration is not related to or indicative of the benefit (if any) that Mr Knox may ultimately realise should the equity instruments vest. The notional value of SARs and options as at their date of grant was determined in accordance with AASB 2 "Share Based Payment" applying the Monte Carlo simulation method. Details of the assumptions underlying the valuation are set out in Note 31 to the financial statements. Of the total remuneration for Mr Knox for the year, 25% consisted of SARs and options.

3 This amount represents the value of long service leave accrued in 2008.

4 This amount represents the STI award made for the 2008 financial year, which will be paid in March 2009.

Service Agreement

The Company entered into a service agreement with the Managing Director and CEO on 28 July 2008, which is ongoing until termination by the Managing Director and CEO, or the Company.

The service agreement provides that the Company may terminate the Managing Director and CEO's employment on giving 12 months' notice. Where the Company exercises this general right to terminate, it must make a payment to the Managing Director and CEO equivalent to his TFR for the full notice period. Pro-rata STI entitlements, subject to performance, will apply to the date of termination and the Board retains discretion to vest any outstanding LTI, having regard to performance and reasons for termination.

The Company may terminate the Managing Director and CEO's employment at any time for cause. No payment in lieu of notice, nor any payment in respect of STI or LTI will be made in this circumstance.

Mr Knox may initiate termination of his service agreement by giving the Company six months' notice, in which case he will be entitled to payment of TFR in respect of the notice period and pro rata STI to the date of termination, subject to performance. The Board retains discretion to vest any outstanding LTI, having regard to performance and reasons for termination. Mr Knox may also initiate termination of his service agreement immediately if there is a fundamental change in his role or responsibilities without his consent. In this circumstance the service agreement provides for payment of 12 months' TFR, full STI for the year in which employment is terminated and a pro rata portion of the following year's STI, subject to current year performance. Pro rata vesting of outstanding LTI will apply, based on the expired portion of the performance period and performance achieved to the termination date.

Senior Executive remuneration

Remuneration components and their relative weightings

Total remuneration for Senior Executives is made up of the following components:

- Base remuneration – comprising salary and superannuation;
- Short-term incentives (STI) – annual bonuses tied to individual and Company performance; and
- Long-term incentives (LTI) – equity grants tied to vesting conditions tested over a three-year period.

Santos' executive remuneration structure is consistent with the Company's "pay for performance" policy.

The relative weightings of the three components comprising the Senior Executives' total remuneration are provided in Table 10 below.

Table 10: Relative weightings of remuneration components[1]

	% of total remuneration (annualised)		
	Fixed remuneration	Performance-based remuneration	
	TFR	STI	LTI
Executive Vice Presidents and Chief Financial Officer	52%	27%	21%
Other Senior Executives	57%	20%	23%

1 These figures reflect the relative weightings used by the Company to determine the size of STI and LTI allocations to Senior Executives. The figures do not reflect the relative value derived by Senior Executives from each of the components, which is dependent on actual performance against targets for the "at risk" components.

Base remuneration

Salary and superannuation	Senior Executives are paid Total Fixed Remuneration (TFR), out of which the Company makes contributions into their superannuation funds of at least the minimum statutory amount. They may, if they wish, salary sacrifice part of their TFR for additional superannuation contributions or other benefits such as novated car leases.
Benefits	Senior Executives do not receive any benefits in addition to TFR.
Market alignment	Executive remuneration levels are market-aligned by comparison to similar roles in ASX 100 energy, materials and utilities companies, excluding BHP Billiton and Rio Tinto due to their disproportionately larger size and market capitalisation. This broad industry group is used as there are too few Australian exploration and production companies of similar size to Santos for benchmarking purposes.

Short-term Incentive

Frequency	STI is assessed and paid annually.
Maximum STI	75% of TFR for Executive Vice Presidents. 50% of TFR for other Senior Executives.
Performance measures	To promote collaboration among Senior Executives and to focus their efforts towards the overall benefit of the Company, 70% of their STI is based on Company performance. The remaining 30% is based on the executive's individual performance. A range of Company performance metrics is used in order to drive balanced business performance. These metrics include lagging indicators to assess the Company's past performance, as well as forward-looking indicators to ensure the Company is positioning itself effectively for future growth. The metrics include reserve growth, reserve replacement cost, production, margin, new growth options, shareholder value creation, people, environment, health and safety and continuous improvement. Individual performance is assessed against targets set within each executive's area of responsibility.

Assessment of performance	Individual performance is assessed by the Managing Director and CEO. Company performance is assessed by the Remuneration Committee. Each metric is assessed against target and assigned a score on a five-point scale. The average of these scores forms the overall Company performance score. The Board believes the above methods of assessment are rigorous and transparent and provide a balanced assessment of the executive's performance.
Payment method	Cash.
STI awarded in 2008	Company performance against the metrics in 2008 resulted in an average STI of 80% of maximum payable to all eligible employees. 2008 STI awards made to individual Senior Executives ranged from 56% to 94% of maximum. The difference between actual STI paid and maximum STI was forfeited.

Long-term Incentives

During the year, the Company made equity grants to its Senior Executives as the long-term incentive (LTI) component of their remuneration for 2008. The grants comprised:

- a performance-based component, equal to 71% of the total grant value (Performance Award); and
- a service-based component, equal to 29% of the total grant value (Deferred Award).

All LTI grants were delivered, at the executive's election, in the form of either:

- Share Acquisition Rights (SARs) - a conditional entitlement to a fully paid ordinary share at zero price, subject to satisfaction of vesting conditions; or
- Options - an entitlement to acquire a fully paid ordinary share at a predetermined price, subject to satisfaction of vesting conditions.

Grant sizes were market-aligned.

For the Performance Award, an additional 50% of the award was added to the standard grant for Relative TSR performance above the 75th percentile, up to the 100th percentile of the comparator group. Consistent with its remuneration philosophy, the Board believes it is appropriate to provide executives with an additional incentive to strive for exceptional performance, recognising that executives will only benefit from the additional 50% where Santos achieves a ranking in the top quartile of its comparator group. Executives will only receive the full benefit of this additional component where Santos outperforms all other companies in the comparator group in delivering superior returns to shareholders.

Vesting details of the Performance Award and the Deferred Award are summarised in Table 11 below. In addition, Table 12 contains details of the number and value of SARs and options granted to Senior Executives in 2008 under the Performance Award and the Deferred Award.

Table 11: Performance Award and Deferred Award vesting details

	Performance Award	Deferred Award
Vesting period	1 January 2008 to 31 December 2010.	3 May 2008 to 2 May 2011.
Vesting condition	Vesting of this grant is based on relative TSR against ASX 100 companies as at 1 January 2008.	Vesting of the Deferred Award is based on continuous service to 2 May 2011, or three years from the grant date.
Vesting schedule	*Santos TSR percentile ranking* — *% of standard grant vesting* < 50th percentile — 0% = 50th percentile — 50% 51st to 75th percentile — 52% to 100% 76th to 100th percentile — 102% to 150%	0% if the continuous service condition is not met. 100% if the continuous service condition is met.
Exercise price	$15.39 for options, being the volume weighted average price in the week up to and including the grant date of 3 May 2008. SARs have no exercise price.	As for Performance Award.
Exercise period	Options may be exercised at any time between the vesting date and the expiry date. Upon vesting of SARs, shares will automatically be allocated to the executive.	As for Performance Award.
Expiry/lapse	SARs and options that do not vest upon testing of the performance condition will lapse. There is no re-testing of the performance condition if it is not satisfied. Vested options will expire if not exercised before 3 May 2018.	SARs and options will lapse where the service condition is not satisfied. Vested options will expire if not exercised before 3 May 2018.
Cessation/ change of control	Upon cessation of employment, SARs which have not already vested and options which are not exercisable will, in general, lapse and be forfeited. However, if cessation occurs due to death, disability or redundancy, or in special circumstances approved by the Board, then a proportion of the SARs and options may vest and become exercisable. Where there is a change in control, the Board may determine whether, and the extent to which, SARs and options may vest.	As for Performance Award.

Table 12: SARs and Options granted to Senior Executives in 2008(1)

Executive	Grant name	Number of SARs granted	Number of Options granted	Maximum value of grant (2)
JH Anderson	*Performance Award*		34,290	180,023
	Deferred Award		11,247	82,103
JL Baulderstone	*Performance Award*		31,384	164,766
	Deferred Award		10,294	75,146
TJ Brown	*Performance Award*		33,925	178,106
	Deferred Award		9,092	66,372
MEJ Eames	*Performance Award*		40,412	212,163
	Deferred Award		13,255	96,762
RM Kennett	*Performance Award*	13,304		149,404
	Deferred Award	4,364		73,010
MS Macfarlane	*Performance Award*		34,602	181,661
	Deferred Award		10,380	75,774
PC Wasow	*Performance Award*	17,485		196,357
	Deferred Award	5,735		95,947
RJ Wilkinson	*Performance Award*	13,641		153,188
	Deferred Award	4,474		74,850

(1) The grants made to the Senior Executives during the year constitute their full LTI awards for the 2008 financial year. As the SARs and options only vest on satisfaction of service and/or performance conditions to be tested in future financial years, none of the SARs or options detailed above were forfeited during the year.

(2) Maximum value represents the fair value of the Performance Award and Deferred Award as at their grant date (being 3 May 2008). The fair value per instrument at the grant date was:

Performance Award	SARs - $11.23, Options - $5.25
Deferred Award	SARs - $16.73, Options - $7.30

Monte Carlo simulation was used to determine the value of the SARs and options granted. Details of the assumptions underlying the valuation are set out in Note 31 to the financial statements. The minimum total value of the grant, if the applicable vesting conditions are not met, is nil in all cases.

Prior year LTI grants to Senior Executives

The following LTI grants were still in progress or were tested during 2008:

Grant year	Grant type	Vesting condition(s)	Performance/ vesting period	Status
2005	Performance Award	• Relative TSR performance against ASX 100 companies (50% of grant) • Relative TSR performance against Australian and international E&P companies (50% of grant)	1 January 2005 to 31 December 2007	Grant tested during the year, resulting in: • Full vesting of 50% of the grant as the Company's TSR ranked at the 75th percentile of the ASX100 comparator group; and • No vesting of 50% of the grant as the Company ranked below the 50th percentile of the E&P comparator group.
2006	Performance Award	• Relative TSR performance against ASX 100 companies (50% of grant) • Relative TSR performance against Australian and international E&P companies (50% of grant)	1 January 2006 to 31 December 2008	Grant tested *after* the end of financial year resulting in full vesting of the grant as the Company's TSR ranked above the 75th percentile of both the ASX100 comparator group and the E&P comparator group.
2007	Performance Award	• Relative TSR performance against Australian and international E&P companies (50% of grant) • Absolute TSR target of 11% per annum compound (50% of grant)	1 January 2007 to 31 December 2009	Still in progress.
	Deferred Award	Continuous service	1 July 2007 to 30 June 2010	Still in progress.
2008	Performance Award	Relative TSR performance against ASX 100 companies	1 January 2008 to 31 December 2010	Still in progress.
	Deferred Award	Continuous service	2 May 2008 to 2 May 2011	Still in progress.

The value derived by Senior Executives during 2008 in respect of LTIs granted in previous financial years is set out in Table 12 below. Table 13 also contains details of prior year LTIs that lapsed or were forfeited during 2008.

Table 13: Senior Executives' LTI remuneration outcomes in 2008

	Vested		Exercised[1]		Forfeited/ Lapsed	
	Number	Value[2]	Number	Value[3]	Number	Value[4]
JH Anderson						
SARs	-	-	-	-	-	-
Options	14,400	74,592	12,744	188,611	14,400	16,560
JL Baulderstone						
SARs	-	-		-	-	-
Options	-	-	-	-	-	-
TJ Brown						
SARs	-	-		-	-	-
Options	14,400	74,592	-	-	14,400	16,560
MEJ Eames						
SARs	9,800	133,672			9,800	45,374
Options	-	-	-	-	25,000	28,750
RM Kennett[5]						
SARs	4,500	61,380		-	4,500	20,835
Options	-	-	-	-	-	-
MS Macfarlane						
SARs	4,800	65,472		-	4,800	22,224
Options	-	-	-	-	-	-
PC Wasow						
SARs	11,800	60,952		-	11,800	54,634
Options	-	-	-	-	-	-
RJ Wilkinson						
SARs	8,850	120,714		-	8,850	40,976
Options	-	-	-	-	-	-
Total SARs	39,750	542,190	-	188,611	39,750	184,043
Total Options	28,800	149,184	12,744		53,800	61,870

1 For each option exercised during the year, the relevant executive received one fully paid ordinary share in the Company. Options were exercised on 20 June 2008, at an exercise price of $6.95 per option.

2 The value of each SAR on the date of vesting is based on the closing market price of Santos Limited shares on ASX on the preceding trading day. The value of each option on the date of vesting is based on the difference between the closing market price of Santos Limited shares on ASX on the preceding trading day and the relevant exercise price.

3 The value of each option exercised during the year is based on the difference between the closing market price of Santos Limited shares on ASX on the preceding trading day and the relevant exercise price.

4 The value of a SAR or option on the day it lapsed represents the benefit foregone as determined by the Monte Carlo valuation method at the date the SAR or option was granted.

2008 Senior Executive Remuneration Details

Table 14: 2008 Senior Executive remuneration details

	Short-term employee benefits			Post-employment	Share-based payments[2] (LTI)		Termination	Other long term benefits[3]	Total	% at risk
	Base salary	STI[4]	Other	Superannuation	SARs	Options				
JH Anderson	$468,021	$205,000	-	$48,689	$122,742	$80,852	-	$12,228	$937,532	44%
JL Baulderstone	$465,734	$250,000	-	$46,326	$111,832	$119,641	-	$12,030	$1,005,563	48%
TJ Brown	$500,023	$145,000	-	$18,523[1]	$123,651	$77,719	-	$11,803	$876,720	40%
MEJ Eames	$551,505	$220,000	-	$57,455	$173,306	$68,556	-	$14,078	$1,084,901	43%
RM Kennett[5]	$484,297	$235,000	$22,430[6]	$64,315[1]	$147,201	-	-	$12,983	$966,226	40%
MS Macfarlane	$471,282	$205,000	-	$49,029	$122,742	$79,811	-	$12,056	$939,919	43%
PC Wasow	$830,548	$585,000	-	$13,289	$265,239	-	-	$22,639	$1,716,716	50%
RJ Wilkinson	$485,676	$255,000	$5,282[6]	$90,260	$201,462	-	-	$11,681	$1,049,361	43%

1 This amount reflects the accounting value ascribed to the superannuation benefit reflecting the services provided during the period. The actual contribution made during 2008 by the Company in respect of the current and future entitlements of T J Brown and R M Kennett was $13,289 and $57,526 respectively.

2 In accordance with the requirements of the Accounting Standards, remuneration includes a proportion of the notional value of equity compensation granted or outstanding during the year. The notional value of equity instruments which do not vest during the reporting period is determined as at the grant date and is progressively allocated over the vesting period. The amount included as remuneration is not related to or indicative of the benefit (if any) that individual executives may ultimately realise should the equity instruments vest. The notional value of SARs and options as at their date of grant was determined in accordance with AASB 2 "Share Based Payment" applying the Monte Carlo valuation method. Details of the assumptions underlying the valuation are set out in Note 30 to the financial statements. The amounts set out above include a proportion of the value of SARs and Options granted during 2008 under the Performance Award and Deferred Award as well as a proportion of the value of SARs and options granted in previous financial years that had not vested as at 1 January 2008. The percentage of each Senior Executive's total remuneration for the year that consisted of SARs and options is as follows:

JH Anderson	22%	RM Kennett	15%
JL Baulderstone	23%	MS Macfarlane	22%
TJ Brown	23%	PC Wasow	15%
MEJ Eames	22%	RJ Wilkinson	19%

3 These amounts represent Senior Executives' long service leave accruals in 2008.

4 This amount represents the STI award made for the 2008 financial year, which will be paid in March 2009.

5 RM Kennett was seconded to GLNG Operations Pty Ltd on 24 July 2008. Figures in this table represent his remuneration for the full 2008 year.

6 This amount represents allowances paid to RM Kennett for relocation to Brisbane and for incidental expenses for RJ Wilkinson relating to commuting between Adelaide and Brisbane.

2007 Senior Executive Remuneration Details

Table 15: 2007 Senior Executive remuneration details

	Short-term employee benefits			Post-employment	Share-based payments[3] (LTI)		Termination	Other long term benefits[4]	Total	% at risk
	Base salary	STI	Other[1]	Superannuation	SARs	Options				
JH Anderson	$426,902	$199,500	$1,944	$44,542	$61,371	$35,458	-	$10,961	$760,678	38%
JL Baulderstone	$379,833	$167,000	$1,463	$38,340	$55,916	$33,200	-	-	$675,751	38%
TJ Brown	$465,358	$163,700	$1,944	$17,627[2]	$61,826	$36,330	-	$11,031	$757,816	35%
MEJ Eames	$505,228	$235,100	$1,944	$52,766	$135,576	$22,181	-	$ 12,916	$965,711	41%
RM Kennett	$391,597	$187,500	$1,976	$66,082[2]	$72,549	-	-	$10,304	$730,008	36%
DJW Knox[5]	$230,403	$143,300	-	$21,792	$65,429	$28,143	-	-	$489,067	48%
MS Macfarlane	$426,902	$180,700	$1,944	$44,542	$78,517	$22,682	-	$10,961	$766,248	37%
PC Wasow	$631,261	$406,900	$1,944	$12,686	$158,421	-	-	$14,904	$,226,117	46%
RJ Wilkinson	$411,455	$207,800	$1,944	$81,752	$118,370	-	-	$10,524	$831,846	39%

1 These amounts represent the cost of car parking provided partly in the Company's old head office premises in Adelaide and partly in its current premises, up to 30 April 2007. On 1 May 2007, the cost of parking in the Company's current head office was added to TFR, and from then on Executives were required to obtain parking via salary sacrifice.

2 This amount reflects the accounting value ascribed to the superannuation benefit reflecting the services provided during the period. The actual contributions made during 2007 by the Company in respect of the current and future entitlements of TJ Brown and RM Kennett were $12,686 and $51,180 respectively.

3 In accordance with the requirements of the Accounting Standards, remuneration includes a proportion of the notional value of equity compensation granted or outstanding during the year. The notional value of equity instruments which do not vest during the reporting period is determined as at the grant date and is progressively allocated over the vesting period. The amount included as remuneration is not related to or indicative of the benefit (if any) that individual executives may ultimately realise should the equity instruments vest. The notional value of SARs and options as at their date of grant was determined in accordance with AASB 2 "Share Based Payment" applying the Monte Carlo valuation method. Details of the assumptions underlying the valuation are set out in Note 30 to the financial statements. The amounts set out above include a proportion of the value of SARs and Options granted during 2007 under the Performance Grant and Growth Awards as well as a proportion of the value of SARs and options granted in previous financial years that had not vested as at 1 January 2007. The percentages of each Senior Executive's total remuneration for the year that consisted of SARs and options are as follows:

JH Anderson	11%	RM Kennett	19%
JL Baulderstone	13%	DJ Knox	12%
TJ Brown	12%	PC Wasow	12%
MEJ Eames	16%	RJ Wilkinson	13%
MS Macfarlane	8%		

4 These amounts represent Senior Executives' long service leave accruals in 2007.

5 Mr DJW Knox was appointed on 3 September 2007.

Service Agreements – Senior Executives

The Company has entered into service agreements with the Senior Executives. The service agreements are ongoing until termination by the Company upon giving 12 months' notice or the Senior Executive upon giving six months' notice. In a Company-initiated termination, the Company may make a payment in lieu of notice equivalent to the TFR the executive would have received over the notice period. All Senior Executives' service agreements may be terminated immediately for cause, whereupon no payments in lieu of notice or other termination payments apply.

Former Managing Director and CEO

Mr JC Ellice-Flint retired as Managing Director and CEO on 25 March 2008.

Consistent with the terms of his service agreement, Mr Ellice-Flint received the following benefits upon cessation of his employment:

- a payment of $1.85 million equivalent to 12 months' base salary;
- a payment of $855,262 in respect of annual and long service leave accrued at the date his employment ceased;
- 2,312,500 options, which had not previously vested, were vested and became exercisable. In accordance with the original terms of issue approved by shareholders, these options are exercisable, at an exercise price of $11.36 per option, until 3 May 2016; and
- a pro rated amount of his short term incentive potential for the period from 1 January to 31 March 2008 ($520.312).

Whilst Mr Ellice-Flint officially stepped down as CEO on 25 March 2008, he continued to provide services to the Company until 30 June 2008 in a consultancy capacity, for which he was paid $492,337.

Details of Mr Ellice-Flint's remuneration are shown in Table 16 below.

Table 16: Details of 2007 and 2008 remuneration for Mr JC Ellice-Flint

	Short-term employee benefits			Post-employment	Share-based payments (LTI)	Termination	Other long-term benefits[4]	Total	% at risk
	Base salary	STI	Other	Super-annuation [1]	Options[2]				
2008	$433.135	$520.312	-	$1,172,553	$1,570,522	$2,705,262	-	$6,401,784	33%
2007	$1,702,694	$1,950,000	$1,944[3]	$987,357	$1,898,273	-	$42,601	$6,582,869	58%

1 This amount reflects the accounting value ascribed to the superannuation benefit reflecting the services provided during the period. The actual contribution made by the Company in respect of Mr Ellice-Flint's entitlements was $1,094,334 in 2007 and $208,250 in 2008.

2 In accordance with the requirements of the Accounting Standards, remuneration includes a proportion of the notional value of equity compensation granted or outstanding during the year. The notional value of equity instruments which do not vest during the reporting period is determined as at the grant date and is progressively allocated over the vesting period. The notional value of SARs and options as at their date of grant was determined in accordance with AASB 2 "Share Based Payment" applying the Monte Carlo valuation method. Details of the assumptions underlying the valuation are set out in Note 31 to the financial statements. The amounts set out above include a proportion of the value of options granted to Mr Ellice-Flint in 2006 that had not vested as at 1 January 2007 and 1 January 2008. Of Mr Ellice-Flint's total remuneration for the year, 29% consisted of options in 2007 and 25% consisted of options in 2008.

3 This amount represents the cost of car parking provided in the period 1 January 2007 - 30 April 2007. From 1 May 2007, the cost of parking in the Company's new head office was paid by the Managing Director.

4 This amount represents long service leave accrued in 2007.

LINK BETWEEN COMPANY PERFORMANCE, SHAREHOLDER WEALTH AND REMUNERATION – 2004 TO 2008

Table 17 sets out the Group's performance over the past five years in respect of the key financial and non-financial indicators used to measure year-on-year performance. Table 17 also shows how the size of the STI pool available to Senior Executives has varied over this period based on the level of performance achieved each year across these key indicators.

Table 17: Key indicators of short-term Company performance 2004 – 2008

	2004	2005	2006	2007	2008
Safety (total recordable case frequency rate)	6.4	4.9	6.4	5.3	5.8
Production (mmboe)	47.1	56.0	61.0	59.1	54.4
Reserve replacement cost - 1P (A$/boe)	17	13	15	13	13
Reserve replacement rate - 1P (%)	121	218	143	175	160
Proven plus probable reserves – 2P	643	774	819	879	1,013
Netback (A$/boe)	20	30	33	33	36
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Earnings per share (cents)	54	124	103	55	273
Dividends per ordinary share (cents)	30	36	40	40	42
Size of STI pool (% of maximum)	80.0	85.0	70.0	80.0	80.0

The graphs below show the relationship over the past five years between the Company's TSR and share price growth, being two key indicators of long-term Company performance, and the percentage of LTI grants to Senior Executives that vested. The graphs demonstrate how the level of Senior Executive reward derived from their LTI grants is dependent upon the delivery of sustained above-average returns to shareholders.





The TSR growth shown above incorporates dividends and capital returns the Company made to shareholders during the past five years. Dividends paid by the Company in the past five years are as follows:

(Dividends per ordinary share)

2004	$0.30
2005	$0.36
2006	$0.40
2007	$0.40
2008	$0.42

The following capital returns were made in the 2004 – 2008 period:

- In conjunction with its $600 million offering of Redeemable Convertible Preference Shares (or FUELS), on 30 September 2004 the Company redeemed and bought back the entire 3,500,000 Reset Convertible Preference Shares on issue at that date. 2,865,821 were redeemed at face value and reinvested in FUELS. 489,774 shares were bought back for $105 each and cancelled, and 144,405 were redeemed at face value.
- On 30 June 2007, the Company bought back 24,671,275 fully paid ordinary shares, representing 4.10% of fully paid ordinary shares on issue at that date, at a price of $12.16 per share.
- On 6 October 2008, the Company bought back 18,487,305 fully paid ordinary shares, representing 3.07% of fully paid shares on issue at that date, at a price of $16.23 per share.

END